 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

LOWELL FARMS INC.
 (Exact name of registrant as specified in its charter)

British Columbia, Canada	NA
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
19 Quail Run Circle – Suite B, Salinas, California.	93907
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code  (831) 998-8214

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Subordinate Voting Shares
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.☐

LOWELL FARMS INC.

Table of Contents

ITEM 1. BUSINESS.

Unless the context indicates or suggests otherwise, references to “we,” “our,” “us,” the “Company,” or “Lowell Farms” refer to Lowell Farms Inc., a corporation organized under the laws of British Columbia, Canada, individually, or as the context requires, collectively with its subsidiaries. We changed our name from Indus Holdings, Inc. to Lowell Farms Inc, effective March 1, 2021. For a discussion of our corporate history, see Corporate Information below.

General

We are a California-based cannabis company with vertically integrated operations including large scale cultivation, extraction, processing, manufacturing, branding, packaging and wholesale distribution to retail dispensaries. We manufacture and distribute proprietary and third-party brands throughout the State of California, the largest cannabis market in the world. We also provide manufacturing, extraction and distribution services to third-party cannabis and cannabis branding companies.

On February 25, 2021, we acquired the Lowell Herb Co. and Lowell Smokes trademark brands, product portfolio and production assets from The Hacienda Group, a California limited liability company (“Hacienda”), and its subsidiaries. The acquisition is referred to in this Form 10 as the “Lowell Acquisition.” The Lowell Acquisition expanded our product offerings by adding a highly regarded, mature line of premium branded cannabis pre-rolls, including infused pre-rolls, to our product portfolio under the Lowell Herb Co. and Lowell Smokes brands. The Lowell Acquisition also expanded our offerings of premium packaged flower, concentrates, and vape products. We believe our pre-existing strengths in cultivation and sourcing will enhance the value of the brands and products acquired in the Lowell Acquisition.

The Lowell Acquisition also substantially broadened our customer base by adding highly developed direct-to-consumer channels to complement our pre-existing network of retail dispensary customers. This addition to our customer base has resulted in broader geographic coverage in California by the combined business.

We operate a 225,000 square foot greenhouse cultivation facility in Monterey County, a 15,000 square foot manufacturing and laboratory facility in Salinas, California, a separate 20,000 square foot distribution facility in Salinas, California, an 11,000 square foot production facility in Sun Valley, California and a warehouse depot and distribution vehicles in Los Angeles, California.

Product Offerings

Our product offerings includes flower, vape pens, oils, extracts, chocolate edibles, mints, gummies, beverages, tinctures and pre-rolls. We sell our products under owned and third-party brands.

Brands we own include the following:

o
Lowell Herb Co. and Lowell Smokes - premium packaged flower, pre-roll, concentrates, and vape products.

o
Cypress Reserve – a premium flower brand reserved for the Company’s highest potency harvests from its greenhouses.

o
Flavor Extracts – provides crumble and terp sugar (which is an edible cannabis product with isolated and enhanced flavor and aromas) products that are hand-selected for optimum flavor and premium color.

o
Kaizen – a premium brand offering a full spectrum of cannabis concentrates.

o
House Weed – a value driven flower and concentrates offering, delivering a flavorful and potent experience with dependable quality.

o
Moon – offers a range of cannabis bars, bites and fruit chews in a variety of delicious flavors, focused on high-potency, high-quality and high-value.

o
Altai – combines confections with high quality cannabis to create delicious hand-crafted and award-winning edibles.

o
Humble Flower – a premium brand offering cannabis-infused topical creams, balms and oils.

o
Original Pot Company – infuses its baked edibles with high quality cannabis.

o
CannaStripe – offers a range of gummy edibles, high-quality, high-value.

o
Acme Elixirs – provides high quality, lab-tested vaporizing pens.

The Lowell Herb Co. and Lowell Smokes brands were acquired in the Lowell Acquisition. Our remaining brands were developed prior to the acquisition.

Third-party brands for which we exclusively manufacture and distribute in California include Dixie beverages and edibles, Dr. Raw tinctures and topicals, Legal beverages, and Her Highness edibles and prerolls. We also provide third party extraction processing and third-party distribution services, and bulk extraction concentrates and flower to licensed manufacturers and distributors. The focus in 2020 was on our owned brands and limiting the number of third-party brands manufactured and distributed. The Lowell Acquisition is a significant expansion of this strategy.

Cultivation

We conduct cannabis cultivation operations located in Monterey County, California. We currently operate a cultivation facility which includes four greenhouses totaling approximately 225,000 square feet sited on 10 acres located on Zabala Road. Farming cannabis at this scale enables us to curate specialized strains and maintain greater control over the quantity and quality of cannabis available for our products, preserving the consistency of our flower and cannabis feedstocks for our extraction laboratory and product manufacturing operations.

The first harvest was in the third quarter of calendar 2017. We are nearing completion of a series of facility upgrades to our greenhouses and supporting infrastructure, which when completed will increase facility output approximately four times from that generated in 2019. These facility improvements include separate grow rooms configured with drop-shades, supplemental lighting, upgraded electrical capability with environmental controls and automated fertigation, raised gutter height in two of the greenhouses and expanded dry room capacity capable of handling the increased output. We harvested approximately 9,000 and 17,000 pounds of flower in 2019 and 2020, respectively, and are currently projecting to harvest up to 40,000 to 45,000 pounds in 2021 as a result of these facility upgrades and improvements. We have invested approximately $6 million in our greenhouse renovations to date with a planned $2 million additional investment. The completion and commissioning of the renovated greenhouses and headhouse is expected to further reduce unit costs of cultivation and make available additional cannabis flower and feedstocks for our extraction and processing, packaging and distribution operations.

We maintain a strict quality control process which facilitates a predictable output yield of pesticide-free products.

Extraction

Extraction operations were first launched by us in the third quarter of 2017 with the commissioning of our 5,000 square foot licensed laboratory within our Salinas manufacturing facility. The lab contains six separate rooms that can each house one independent closed loop volatile extraction machine (meaning that the machine does not expose the products to open air), which are designed to process the cannabis through the application of hydrocarbon or ethanol solvents, to extract certain concentrated resins and oils from the dried cannabis. This process is known as volatile extraction, which is an efficient and rapid method of extracting cannabis. These resins, oils and concentrates are sold as ingestible products known as “shatter”, rosin, wax, sugar, diamonds, “caviar” and “crumble”.

We currently own and operate five closed loop volatile extraction machines, each housed in a separate room, and each having the capacity to process approximately 100 pounds of dry product per day yielding approximately 5 kilograms of cannabis concentrates. We also currently own and operate 14 purge ovens to work in conjunction with the five extraction units in the laboratory. Purge ovens, also known as vacuum ovens, are used after the processing by the extraction units to remove the solvents from the end-product in a low pressure and high heat environment.

The extraction operations utilize cannabis feedstocks from our cultivation site, supplemented with feedstock acquired from multiple third-party cultivations. Concentrate production is packaged as branded extracts, such as crumble, shatter, wax and sugar for distribution, incorporated into its manufactured edible products and sold in bulk to other licensed enterprises. In addition, extraction is provided on a fee-based service on third-party material.

Upon the completion of the acquisition of certain regulatory assets in the Lowell Acquisition, we will acquire from Hacienda certain non-hydrocarbon extraction assets used for the production of oils, water hashish, bubble hashish and rosin.

Manufacturing

Our manufacturing facility is located in Salinas, California and houses our edible product operations and extraction and distillation operations. The edible product operations utilize internally produced cannabis oil, which can also be supplied from multiple external sources. Our manufacturing operations produce a wide variety of cannabis-infused products in our 15,000 square foot manufacturing facility in Salinas. Our products include chocolate confections, beverages, baked goods, hard and soft non-chocolate confections, and topical lotions and balms. Lowell Farms utilizes modern commercial production equipment and employs food grade manufacturing protocols, including industry-leading standard operating procedures designed so that its products meet stringent quality standards. We have implemented updated compliance, packaging and labeling standards to meet the requirements of the California Medical and Adult-Use Cannabis Regulation and Safety Act with the advent of adult use legalization in California.

We also operate an automated flower packaging line and a pre-roll assembly line for making finished goods in those respective categories with feedstock grown by the Lowell Farms cultivation operations.

Distribution and Distribution Services

We have a primary distribution center, warehouse and packing facility located in Salinas, California and a service center and distribution depot in Los Angeles, California. We provide physical warehousing and delivery to retail dispensary customers throughout the State of California for our manufactured products as well as third party branded products distributed on behalf of third parties. In addition, we distribute all finished goods produced at the Hacienda facility. Deliveries are made daily to over 80% of the licensed dispensaries in California utilizing a fleet of 39 owned and leased vehicles. We provide warehousing, delivery, customer service and collection services for the third-party brands. We will increase our fleet of vehicles as necessary to meet delivery requirements from increased proprietary and third-party brand sales.

Technology Platform

We maintain an automated, on-demand supply chain logistics platform, utilizing e-commerce, enterprise resource planning and other technology to manage product movement, order taking and logistics needs.

Inventory Management

We have comprehensive inventory management procedures, which are compliant with the rules set forth by the California Department of Consumer Affairs’ Bureau of Cannabis Control and all other applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict control over Lowell Farms’ cannabis and cannabis product inventory from cultivation or manufacture to sale and delivery to a licensed dispensary, distributor or manufacturer, or disposal as cannabis waste. Such inventory management procedures also include measures to prevent contamination and maintain the quality of the products cultivated, manufactured or distributed.

Sources, Pricing and Availability of Raw Materials, Component Parts or Finished Products

We presently source all flower feedstock for sale primarily from our cultivation facility. We have developed relationships with local cannabis growers whereby flower quantities are readily available at competitive prices should the sourcing need arise. We source our biomass needs in extraction from our cultivation facility and from third-party suppliers. Remaining biomass material is readily available from multiple sources at competitive prices. Lowell Farms manufactures substantially all cannabis oil and distillate needs from its internal extraction operations. A small amount of specialized cannabis oil is procured from multiple external sources at competitive prices. Lowell Farms manufactures all finished goods for its proprietary brands. Third party distributed brand product is sourced directly from third party partners.

Corporate Information

We are a company incorporated under the laws of British Columbia, Canada. On April 25, 2019, we completed a reverse takeover transaction with Indus Holding Company, a Delaware corporation. On February 25, 2021, we completed the Lowell Acquisition. In connection with the Lowell Acquisition, we changed our name to Lowell Farms Inc.

Business Combination with Indus Holding Company

The Company entered into a definitive agreement dated as of March 29, 2019 (the “Business Combination Agreement”) with Indus Holding Company and certain other parties pursuant to which the Company effected a business combination with Indus Holding Company. The business combination resulted in a reverse take-over (the “Business Combination” or the “RTO”) of the Company by the securityholders of Indus Holding Company. The completion of the RTO was announced on April 29, 2019.

We were incorporated under the Business Corporations Act (Ontario) on October 27, 2005 under the name Zoolander Corporation. Our articles of incorporation were amended on September 10, 2013 to change our name from “Zoolander Corporation” to “Mezzotin Minerals Inc.” We sometimes refer to the Company in this Form 10 as “Mezzotin” when referring to the period prior to the RTO. In connection with the RTO, we filed articles of amendment to effectuate the Share Terms Amendment (as defined below) and became domiciled in British Columbia, Canada under the name “Indus Holdings, Inc.”

Indus Holding Company was formed as a Delaware corporation on January 2, 2015 and was recapitalized pursuant to an amendment and restatement of its certificate of incorporation in connection with the RTO. Pursuant to the recapitalization, all outstanding shares of preferred and common stock of Indus Holding Company were reclassified as non-voting Class B Common Shares, as described in the next paragraph. Simultaneously, the Company subscribed for and became the sole holder of Indus Holding Company’s voting Class A Common Shares. The purchase price for the Class A Common Shares was paid from the proceeds of a subscription receipts financing conducted in connection with the RTO.

In connection with the RTO, (i) Lowell Farms Inc. (at that time named Indus Holdings, Inc.) created a new class of equity securities of Mezzotin designated subordinate voting shares (“Subordinate Voting Shares”), and all outstanding common shares of Mezzotin were reclassified as Subordinate Voting Shares at a ratio of one Subordinate Voting Share for every 485.3 common shares and (ii) a new class of non-participating securities of Mezzotin designated super voting shares (“Super Voting Shares”) were created (collectively, the “Share Terms Amendment”). Additionally, pursuant to the Indus Holding Company recapitalization, the voting Class A Common Shares (“Indus Sub Class A Shares”) and the non-voting Class B Common Shares (“Indus Sub Class B Shares”) of Indus Holding Company were created. All outstanding shares of preferred and common stock of Indus Holding Company were reclassified as Indus Sub Class B Shares on a one-for-one basis. Indus Sub Class B Shares are redeemable at the option of the holder for Subordinate Voting Shares on a one-for-one basis or, at Indus Holding Company’s option, for cash.

Effective April 16, 2020, in connection with the completion of a private placement of convertible debentures and warrants (the “Convertible Debenture Offering”), the certificate of incorporation of the Company (at that time named Indus Holdings, Inc.) was amended to create a class of non-voting Class C Common Shares (the “Indus Sub Class C Shares” and, together with the Indus Sub Class B Shares, the “Indus Sub Convertible Shares”). The debentures issued in the Convertible Debenture Offering are convertible into Indus Sub Class C Shares. The Indus Sub Class C Shares are redeemable at the option of the holder for Subordinate Voting Shares on a one-for-one basis. See “General Development of the Business – Financing Transactions” below for further details as to the Convertible Debenture Offering.

Recent Developments

Lowell Acquisition

On February 25, 2021, the Company completed the Lowell Acquisition, pursuant to which it acquired substantially all of the assets associated with the Lowell Herb Co. and Lowell Smokes brands, including the trademarks, product portfolio and production assets, from Hacienda. Lowell Herb Co. is a leading California cannabis brand. The Company will continue the manufacturing and distribution of distinctive and highly regarded premium packaged flower, pre-roll, concentrates, and vape products under the Lowell Herb Co. and Lowell Smokes brands.

The consideration for the Lowell Acquisition was valued at approximately $39.0 million and consisted of a cash payment of $4.1 million and the issuance of 22,643,678 Subordinate Voting Shares to Hacienda. 5,000,000 of such shares are being held in escrow to secure indemnification obligations undertaken by the sellers in the transaction. The share consideration was issued in a private placement transaction and the Company has agreed to register those shares with the Securities and Exchange Commission for resale.

Hacienda has agreed to continue to produce Lowell branded products for an interim period for the account of the Company pending the completion of the transfer of certain regulatory assets. During such period, the Company is managing the production operations of Hacienda at the Sun Valley, California facility pursuant to a management services agreement and will be responsible for substantially all of the liabilities of the production operation, excluding income taxes.

Name Change

Effective March 1, 2021, the Company changed its name from Indus Holdings, Inc. to Lowell Farms Inc. On March 5, 2021, the Subordinate Voting Shares and the warrants (the “December 2020 Warrants”) issued by the Company (then named Indus Holdings, Inc.) in its December 2020 Unit offering described herein (the “December 2020 Unit Offering”) began trading on the Canadian Securities Exchange (the “CSE”) under the ticker symbols LOWL and LOWL.WT, respectively, and the Subordinate Voting Shares began trading on the OTCQX under the ticker symbol LOWLF.

Organizational Chart

Set forth below is the organization chart of the Company, setting out all material subsidiaries of the Company and their jurisdiction of incorporation, formation or organization. Each of the subsidiaries of Indus Holding Company is wholly-owned by it.

Although Indus Holding Company and certain of its subsidiaries exist under the laws of Delaware and Nevada, no such company carries on operations in Delaware or Nevada. Indus is presently carrying on active business operations solely in California.

The primary purpose or main business of each entity is as follows:

●
Lowell Farms Inc. is the issuer of our shares traded on the CSE and OTCQX. Lowell Farms Inc. is a holding company and does not conduct material business activities.

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Indus Holding Company is the owner of our principal brand intellectual property (other than the Lowell Herb Co. and Lowell Smokes brands acquired in the Lowell Acquisition) and an intermediate holding company for our operating entities.

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Cypress Manufacturing Company conducts the majority of]our cannabis operations, including cultivation, extraction, manufacturing and distribution, and holds all manufacturing and distribution licenses. Licensed activities acquired by Indus LF LLC in the Lowell Acquisition are being transitioned to Cypress Manufacturing Company.

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Cypress Holding Company owns the majority of our equipment and is a lessee for facility and equipment leases.

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Wellness Innovation Group Incorporated provides sales, marketing, administrative and managerial services to our other operating entities.

●
Indus LF LLC is the owner of the brands, product portfolio and assets acquired in the Lowell Acquisition.

The head office of the Company is located at 19 Quail Run Circle – Suite B, Salinas, California 93907 USA. The registered office of the Company is Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, BC V6C 3E8 Canada. Our website address is https://www.lowellfarms.direct.com/. No information available on or through our website shall be deemed to be incorporated into this Registration Statement on Form 10.

U.S. Cannabis Market

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. A majority of Americans now live in a state where cannabis is legal in some form and almost a quarter of the population lives in states in which both medical and recreational use is permitted as a matter of, and in accordance with, applicable state and local laws.1 According to Fortune Business Insights, the global legal marijuana market is anticipated to reach a value of US$97.35 billion by the end of 2026 from US$10.60 billion in 2018. The market is predicted to rise at a compounded annual growth rate of 32.6% during the period 2019 to 2026.2

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions, while not recognized by the FDA, has been accepted by a majority of citizens with a growing acceptance by the medical community. A review of the research, published in 2015 in the Journal of the American Medical Association, found solid evidence that cannabis can treat pain and muscle spasms.3 The pain component is particularly important, because other studies have suggested that cannabis can replace pain patients’ use of highly addictive, potentially deadly opiates.4 Although hemp, defined as cannabis and derivatives of cannabis with not more than 0.3% THC, has been descheduled from the Controlled Substances Act, the FDA has regulatory oversight over foods, drugs, cosmetics containing cannabis under the Food, Drug and Cosmetics Act of 1938. It is possible that as the federal and state agencies legalize certain products, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of such products, even if they are not marketed as drugs. It is possible that the FDA would require that facilities where medical-use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations, certifications, testing, or other requirements. The potential impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions.
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1 Nichols, Chris (2018). Do a majority of Americans live in states with legal marijuana. https://www.politifact.com/california/statements/2018/apr/19/john-chiang/do-majority-americans-live-states-legal-marijuana/
2 Cannabis/Marijuana Market Size. (August 2019) Retrieved from https://www.fortunebusinessinsights.com/industry-reports/cannabis-marijuana-market-100219
3 Grant, Igor MD (2015). Medical Use of Cannabinoids. Journal of American Medical Association, 314: 16, 1750-1751. doi: 10.1001/jama.2015.11429.
4 Bachhuber, MA, Saloner B, Cunningham CO, Barry CL. (2014). Medical Cannabis Laws and Opioid Analgesic Overdose Mortality in the United States, 1999-2010. JAMA Intern Med. 174(10):1668-1673. doi: 10.1001/jamainternmed.2014.4005.

Although we are not currently engaged in the production or distribution of medical marijuana products, the FDA has jurisdiction over our flower, oil, vape and edible products, among others. The FDA is currently taking action in the form of Warning Letters, but may also take more extreme enforcement such as recalls, disgorgement or penalties.  If we are unable to comply with regulations or facility registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

Polls conducted throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. As of November 11, 2019, “Around nine-in-ten Americans favor legalization for recreational or medical purposes” and “Only 8% say it should not be legal.”5 These are large increases in public support over the past 40 years in favor of legal cannabis use.

Today cannabis is legal in some form in a total of 36 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands. On the recreational side, there are currently 15 States, plus the District of Columbia and four U.S. territories, in which the recreational sale of cannabis has been approved. These States include Oregon, Washington, Nevada, California, Colorado, Massachusetts, Michigan, Vermont, Alaska, Illinois, Maine, New Jersey, Arizona, South Dakota and Montana. With respect to medical marijuana, as more research centers study the effects of cannabis-based products in treating or addressing therapeutic needs, and assuming that research findings demonstrate that such products are effective in doing so, management believes that the size of the U.S. medical cannabis market will also continue to grow as more States expand their medical marijuana programs and new States legalize medical marijuana. Although the Company only operates in the State of California, it may seek opportunities expand into other States within the United States that have legalized cannabis use either medicinally or recreationally.

Notwithstanding that 36 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the Controlled Substance Act, or CSA. See “United States Regulatory Environment”.

Growth Strategy

While the legalization of cannabis throughout the United States continues to expand both in the adult use (recreational) and medical markets, and the size of the U.S. cannabis market will continue to provide growth opportunities, management believes that focusing on the substantial California market and becoming profitable and self-sustaining is the appropriate near-term growth strategy for the Company.

We plan to capitalize on the significant increase in cannabis consumption in California through the robust marketing of the recently acquired Lowell branded products and our other proprietary brands, the continued expansion of our brand and distribution footprint and the exploitation of our increased cultivation capacity. We will selectively seek opportunities to further expand our brands and operations in California through acquisitions or alliances.

We may also seek to expand our cultivation footprint within California by either purchasing an existing cultivation business or by entering into a lease arrangement with a suitable property to develop cultivation facilities. We currently have no retail facilities within the state of California but continue to evaluate such opportunities and could seek to enter retail at a future date.
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5 Pew Research Organization (November 11, 2019). Two-thirds of Americans support marijuana legalization. Retrieved from https://www.pewresearch.org/fact-tank/2019/11/14/americans-support-marijuana-legalization/

Also, we may consider, but do not currently have definitive plans or timelines for our expansion beyond California as these markets continue to expand.

Competitive Conditions

We compete with other branded licensed cultivators, manufacturers and distributors, offering similar products and services, within California.

Currently, the California cannabis industry is largely comprised of small to medium-sized entities. We believe that the vast majority of our competitors are relatively small operations. Over time, it is expected that within California the industry will begin to consolidate as market-share will increasingly favor larger and more sophisticated operators.

We expect to face additional competition from new entrants. To remain competitive, we expect to invest in scale, people, processes and technology to maintain cost and product leadership over our competitors.

We may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect our business, financial condition, results of operations or prospects.

Also, we expect to face continued competition from the illicit or “black-market” commercial activities that still operate within the state. Despite state-level legalization of cannabis in the United States, such operations remain abundant and present substantial competition to Lowell Farms. In particular, illicit operations, because they are largely clandestine, are not required to comply with the extensive regulations with which we must comply in order to conduct business, and accordingly may have significantly lower costs of operation. It is estimated that the current illicit cannabis market in California exceeds $8.5 billion.6

Intangible Property

To date, we have 11 registered federal trademarks with the United States Patent and Trademark Office and 3 California state trademark registrations. In addition, we have 8 federal trademark application pending. We own over 100 website domains, including www.lowellfarms.com, and numerous social media accounts across all major platforms. Lowell Farms maintains strict standards and operating procedures regarding its intellectual property, including the regular use of nondisclosure, confidentiality, and intellectual property assignment agreements.

Lowell Farms has developed numerous proprietary technologies and processes. These proprietary technologies and processes include its information system software, cultivation, edible manufacturing and extraction techniques, quality and compliance processes and new product development processes. While actively exploring the patentability of these techniques and processes, Lowell Farms relies on non-disclosure/confidentiality arrangements and trade secret protection. Lowell Farms has invested significant resources towards developing recognizable and unique brands consistent with premium companies in analogous industries.

The USPTO may deny federal trademark registration to any name, product, or other assets that violate the law, including cannabis products. However, hemp-derived goods and CBD products with less than 0.3% THC, as well as ancillary products or services, may be eligible for federal trademark registration. Additionally, the USPTO may accept trademark applications for consulting services or goods that do not directly involve the cannabis flower, such as computer software, educational platforms, and brand apparel. Cannabis products, goods, and services that do not meet the USPTO standard for trademark registration may qualify for state trademark registration in states where such products, goods, and services have been legalized.
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6 https://www.northbaybusinessjournal.com/article/business/analyst-california-cannabis-market-isnt-slowed-by-covid-and-should-reach/

No guarantee can be given that Lowell Farms will be able to successfully assert its trademark rights, nor can the company guarantee that its trademark registrations will not be invalidated, circumvented or challenged. Any such invalidity, particularly with respect to a product name, or a successful intellectual property challenge or infringement proceeding against the company, could have a material adverse effect on Lowell Farms’ business.

Employees

Lowell Farms employs personnel with a wide range of skill sets, including those with masters’ and bachelors’ degrees in their respective fields. With respect to cultivation, Lowell Farms recruits individuals with plant science and agricultural experience, and personnel have the practical experience necessary to cultivate high yielding, multiple strain variety cannabis plants and to develop new cannabis strains through selective horticultural practices. With regard to extraction, Lowell Farms recruits individuals with extraction and distillation experience for its product lines, and personnel have the practical experience and knowledge necessary to process the raw, dried cannabis product through volatile extraction processes, thereby generating high yields of cannabis extracts and distillates. In addition, Lowell Farms personnel have the practical experience and knowledge necessary to conduct secondary processing of cannabis biomass into crude cannabis oil, distillate, and concentrates, including shatter, wax and crystals, and to utilize the natural terpenes in cannabis to formulate premium vaporizer oils. Terpenes are the oils that give cannabis plants their smell. They come from the same components as tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”).

With regard to product development and manufacturing, Lowell Farms recruits individuals with professional culinary education for edibles product development for its edibles division, and personnel have extensive experience in confectionary product development and manufacturing, particularly with regard to cannabis edibles, including chocolates, candies, cookies, gummies, beverages and tinctures.

With regard to sales & distribution, we recruit employees who retain a high degree of industry awareness and knowledge who can interface with dispensaries state-wide and introduce our products with the intention of retaining and potentially increasing shelf-space and the intention of maintaining or increasing market share. Our sales and distribution teams are important conduits for collecting intelligence on consumer behavior and trends. Our distribution capabilities are critical to building trust with dispensaries that they will receive inventory on a timely and consistent basis.

Lowell Farms currently possesses all specialized skills and knowledge it requires, but will continue to compete with other cannabis and manufacturing companies to secure and retain such staff.

As of March 1, 2021, we had 224 full-time employees and 2 part-time employees, all of which are located in California. Additionally, Lowell Farms utilizes contract employees in security, cultivation, packaging and warehousing activities. The use of contract employees enables Lowell Farms to manage variable staffing needs and in the case of cultivation and security personnel, access to experienced, qualified and readily available human resources.

In 2018, the manufacturing personnel of Lowell Farms were organized by UFCW Local 5. In 2020, prior to the completion of a collective bargaining agreement, the union workers voted to decertify UFCW Local 5. Under California law, the holder of a cannabis license with 20 or more employees must enter into a “labor peace agreement” with a union or provide a notarized statement to the Bureau of Cannabis Control that it will do so. A “labor peace agreement” is a private contract between an employer and a union that requires both parties to waive certain rights under federal labor law in connection with union organizing activities. Following the decertification of UFCW Local 5, Lowell Farms provided such a notarized statement to the Bureau of Cannabis Control. There has been no further union organizing activity of which the Company is aware involving its employees.

United States Regulatory Environment

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where Lowell Farms is currently involved, directly or through its subsidiaries in the cannabis industry. Lowell Farms is directly engaged in the manufacture, extraction, cultivation, package, sale or distribution of cannabis in the adult-use and/or medical industries in the State of California. The Company derives all of its revenues from the cannabis industry in the State of California, which industry is illegal under U.S. federal law. The Company’s cannabis-related activities are compliant with applicable State and local law, and the related licensing framework, and the Company is not aware of any non-compliance with applicable State and local law, and the related licensing framework, by any of the Company’s clients to whom the Company renders services. Nonetheless, such activities remain illegal under U.S. federal law. The enforcement of relevant laws is a significant risk.

The Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis, and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities or operations will be promptly disclosed by the Company.

United States Federal Overview

The United States federal government regulates drugs in large part through the CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the federal Drug Enforcement Agency, or DEA, considers marijuana to have a high potential for abuse; no currently accepted medical use in treatment in the United States; and a lack of accepted safety for use of the drug under medical supervision. According to the U.S. federal government, cannabis having a concentration of tetrahydrocannabinol, or THC, greater than 0.3% on a dry weight basis is marijuana. Cannabis with a THC content below 0.3% is classified as hemp. The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical uses for marijuana by physicians, researchers, patients, and others. Moreover, as of January 30, 2021 and despite the clear conflict with U.S. federal law, 36 states and the District of Columbia have legalized marijuana for medical use, while 15 of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. In November 2020, voters in Arizona, Montana, New Jersey and South Dakota voted by referendum to legalize marijuana for adult use, and voters in Mississippi and South Dakota voted to legalized marijuana for medical use. As further evidence of the growing conflict between the U.S. federal treatment of cannabis and the societal acceptance of cannabis, the FDA on June 25, 2018 approved Epidiolex. Epidiolex is an oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified substance derived from the cannabis plant. In this case, the substance is cannabidiol, or CBD, a chemical component of marijuana that does not contain the psychoactive properties of THC.

Unlike in Canada, which uniformly regulates the cultivation, distribution, sale and possession of marijuana at the federal level under the Cannabis Act (Canada), marijuana is largely regulated at the State level in the United States. State laws regulating marijuana are in conflict with the CSA, which makes marijuana use and possession federally illegal. Although certain States and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable State and local laws in California, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these State-level regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of Department of Justice, or DOJ, memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, which we refer to as the Cole Memorandum.

The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;

2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.	Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Jeff Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys, which we refer to as the Sessions Memo. Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under State law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

Neither Attorney General William Barr, who succeeded Attorney General Sessions, nor any subsequent Acting Attorney General provided a clear policy directive for the United States as it pertains to State-legal marijuana-related activities. President-elect Biden has nominated Merrick Garland to serve as Attorney General in his administration. It is not yet known whether the Department of Justice under President-elect Biden and Attorney General Garland, if confirmed, will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy.

Nonetheless, there is no guarantee that State laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole memorandum, enforcement priorities are determined by respective United States Attorneys.

As an industry best practice, despite the recent rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures to ensure compliance with the guidance provided by the Cole Memorandum:

1.
ensure that its operations are compliant with all licensing requirements as established by the applicable State, county, municipality, town, township, borough, and other political/administrative divisions;

2.
ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the States where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.
implement policies and procedures to ensure that cannabis products are not distributed to minors;

4.
implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

5.
implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those States where cannabis is not permitted by State law, or across any State lines in general;

6.
ensure that its State-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and

7.
ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Risk Factors”.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical marijuana industry remains in place: Congress has passed a so-called “rider” provision in the Fiscal Years 2015, 2016, 2017, 2018, 2019 and 2020 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal marijuana laws against regulated medical marijuana actors operating in compliance with State and local law. The rider is known as the “Rohrabacher- Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher- Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in Registration Statement on Form 10 as the “Rohrabacher-Farr Amendment”). Most recently, the Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019. In signing the Act, President Trump issued a signing statement noting that the Act “provides that the DOJ may not use any funds to prevent implementation of medical marijuana laws by various States and territories,” and further stating “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” While the signing statement can fairly be read to mean that the executive branch intends to enforce the CSA and other federal laws prohibiting the sale and possession of medical marijuana, the president did issue a similar signing statement in 2017 and no major federal enforcement actions followed. On September 27, 2019 the Rohrabacher-Farr Amendment was temporarily renewed through a stopgap spending bill and was similarly renewed again on November 21, 2019. The Fiscal Year 2020 omnibus spending bill was ultimately passed on December 20, 2019, making the Rohrabacher-Farr Amendment effective through September 30, 2020. In signing the spending bill, President Trump again released a statement similar to the ones he made May 2017 and February 2019 regarding the Rohrabacher-Farr Amendment. On December 27, 2020 the amendment was renewed through the signing of the Fiscal Year 2021 omnibus spending bill, effective through September 30, 2021.

United States Border Entry

The United States Customs and Border Protection, or CBP, enforces the laws of the United States as they pertain to lawful travel and trade into and out of the U.S. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer determine the admissibility of travelers who are non-U.S. citizens into the United States pursuant to the United States Immigration and Nationality Act. An investment in our Subordinate Voting Shares, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission.

Because marijuana remains illegal under United States federal law, those investing in Canadian companies with operations in the United States cannabis industry could face detention, denial of entry, or lifetime bans from the United States for their business associations with United States marijuana businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-US citizen or foreign national. The government of Canada has started warning travelers that previous use of marijuana, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the marijuana industry in the United States could also be reason enough for CBP to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because marijuana continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to marijuana in the United States (such as Lowell Farms), who are not United States citizens, face the risk of being barred from entry into the United States.

Anti-Money Laundering Laws and Access to Banking

The Company is subject to a variety of laws and regulations in the United States that involve anti-money laundering, financial recordkeeping and the proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (referred to herein as the “Bank Secrecy Act”), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States.

Additionally, under United States federal law, it may potentially be a violation of federal anti-money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Banks and other financial institutions could potentially be prosecuted and convicted of money laundering under the Bank Secrecy Act for providing services to cannabis businesses. Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other financial service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical or adult-use marijuana, FinCEN, in 2014, issued guidance, or the FinCEN Guidance, to prosecutors of money laundering and other financial crimes. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that marijuana-related business activities are legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps typically include:

1.	Verifying with the appropriate State authorities whether the business is duly licensed and registered;

2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a State license to operate its marijuana-related business;

3.	Requesting available information about the business and related parties from State licensing and enforcement authorities;

4.
Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in the FinCEN Guidance; and

7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding State licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where States make such information available.

While the FinCEN Guidance decreased some risk for banks and financial institutions considering servicing the cannabis industry, in practice it has not increased banks’ willingness to provide services to marijuana-related businesses. This is because current U.S. federal law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each marijuana-related business they accept as a customer.

Those State-chartered banks and/or credit unions that have agreed to work with marijuana businesses are typically limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana-related businesses at any time and without notice, these banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to service their other customers. Those State-chartered banks and credit unions that do have customers in the marijuana industry can charge marijuana businesses high fees to cover the added cost of ensuring compliance with the FinCEN Guidance.

As an industry best practice and consistent with its standard operating procedures, Lowell Farms adheres to all customer due diligence steps in the FinCEN Guidance and any additional requirements imposed by those financial institutions it utilizes. However, in the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of anti-money laundering legislation or otherwise, such transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

In the United States, the “SAFE Banking Act” has been put forth which would grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows State law. The SAFE Banking Act was adopted by the House of Representatives during the 2020 legislative session. On December 4, 2020, the U.S. House of Representatives also passed the Marijuana Opportunity Reinvestment and Expungement (MORE) Act. The MORE Act would remove marijuana from the CSA and eliminate criminal penalties for individuals who manufacture, distribute or possess marijuana. While there is strong support in the public and within Congress for legislation such as the Safe Banking Act and the MORE Act, there can be no assurance that any such legislation will be enacted. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

Tax Concerns

An additional challenge for marijuana-related businesses is that the provisions of Internal Revenue Code Section 280E are being applied by the IRS to businesses operating in the medical and adult-use marijuana industry. Section 280E prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be. Furthermore, although the IRS issued a clarification allowing the deduction of cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted.

The 2018 Farm Bill

CBD is a non-psychoactive chemical found in cannabis and is often derived from hemp, which contains, at most, only trace amounts of THC. On December 20, 2018, President Trump signed the Agriculture Improvement Act of 2018 (popularly known as the 2018 Farm Bill) into law. Until the 2018 Farm Bill became law, hemp fell within the definition of “marijuana” under the CSA and the DEA classified hemp as a Schedule I controlled substance because hemp is part of the cannabis plant.

The 2018 Farm Bill defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3% by dry weight and removes hemp from the CSA. The 2018 Farm Bill requires the U.S. Department of Agriculture, or USDA, to, among other things: (1) evaluate and approve regulatory plans approved by individual states for the cultivation and production of industrial hemp, and (2) promulgate regulations and guidelines to establish and administer a program for the cultivation and production of hemp in the U.S. The regulations promulgated by the USDA will be in lieu of those States not adopting State-specific hemp regulations. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across State lines provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the USDA and otherwise meets the definition of hemp. The 2018 Farm Bill also explicitly preserved the authority of the FDA to regulate hemp-derived products under the U.S. Food, Drug and Cosmetic Act. The Company expects that the FDA will promulgate its own rules for the regulation of hemp-derived products in the coming year. Notwithstanding the pending FDA rules, on October 29, 2019, the USDA published its proposed rules for the regulation of hemp, (referred to herein as the “USDA Rule”). The USDA Rule will go into effect immediately upon the conclusion of the public comment period and publication in the federal register by the USDA. The USDA Rule, among other things, sets minimum standards for the cultivation and production of hemp, as well as requirements for laboratory testing of hemp.

State Level Overview and Compliance Summary

In the United States, cannabis is largely regulated at the State level. Although California authorizes medical and adult-use marijuana production and distribution by licensed entities, and numerous other states have legalized marijuana in some form, under U.S. federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia remains illegal, and any such acts are criminal acts under U.S. federal law. Although we believe that our business activities are compliant with applicable State and local laws, strict compliance with State and local laws with respect to marijuana may neither absolve us of liability under U.S. federal law, nor provide a defense to any federal proceeding which may be brought against us. Any such proceedings brought against us may result in a material adverse effect on our business.

California Regulatory Landscape

In 1996, California was the first State to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This provided an affirmative defense for defendants charged with the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law, decriminalizing the use, possession, and collective cultivation of medical marijuana, and establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the “Medical Marijuana Regulation and Safety Act,” or MCRSA. The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created testing laboratories and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a State license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult Use of Marijuana Act,” or AUMA, creating an adult-use marijuana program for adult-use 21 years of age or older. In June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Marijuana Regulation and Safety Act, or MAUCRSA, which amalgamated MCRSA and AUMA to provide a set of regulations to govern the medical and adult-use licensing regime for marijuana businesses in the State of California. MAUCRSA went into effect on January 1, 2018. The three primary licensing agencies that regulate marijuana at the state level are the Bureau of Cannabis Control, or BCC, California Department of Food and Agriculture, or CDFA, and the California Department of Public Health, or CDPH.

One of the central features of MAUCRSA is known as “local control.” In order to legally operate a medical or adult-use marijuana business in California, an operator must have both a local and State license. This requires license-holders to operate in cities or counties with marijuana licensing programs. Cities and counties in California are allowed to determine the number of licenses they will issue to marijuana operators, or, alternatively, can choose to ban marijuana licenses.

Licenses

Once an operator obtains local approval, the operator must obtain State licenses before conducting any commercial marijuana activity. There are multiple license categories that cover all commercial activity. Lowell Farms and its subsidiaries are licensed to operate Medical and Adult-Use Manufacturing, Nursery, Cultivation and Distribution facilities under applicable California and local jurisdictional law. Lowell Farms’ licenses permit it to possess, cultivate, process, dispense and wholesale medical and adult-use cannabis in the State of California pursuant to the terms of the various licenses issued by the BCC, California Department of Public Health (“CDPH”) and California Department of Food and Agriculture (“CDFA”) under the provision of the MAUCRSA and California Assembly Bill No. 133. The licenses are independently issued for each approved activity for use at the Lowell Farms facilities in California.

The following licenses are held by Cypress Manufacturing Company:

Agency	License	City/County	Type of License
CDFA	CCL18-0003496	Monterey County	Nursery
CDFA	CCL18-0003514	Monterey County	Processor
CDFA	CCL18-0003504 – CCL 18-0003513	Monterey County	Cultivation: Small Mixed-Light Tier 1
CDFA	CCL18-0001803 – CCL 18-0001804	Monterey County	Cultivation: Small Mixed-Light Tier 2
CDFA	CCL18-0003497 – CCL 18-0003503	Monterey County	Cultivation: Small Mixed-Light Tier 2
BCC	C11 0000816 LIC	Salinas	Distributor Provisional (Salinas)
BCC	C11 0000685	Los Angeles	Distributor Provisional (Los Angeles)
CDPH	CDPH-10002196	Salinas	Manufacturing Type 7: Volatile Extraction

Under the terms of the Lowell Acquisition, Lowell Farms expects to acquire the following licenses as part of the regulatory assets to be transferred to Lowell Farms upon receipt of regulatory approval of the change in ownership of such assets. There can be no assurance that such regulatory approval will be granted.

Agency	License	City/County	Type of License
CDPH	CDPH-10002557	Los Angeles	Provisional Manufacturing License – Adult and Medicinal Cannabis Products
BCC	C11-0000502-LIC	Los Angeles	Adult-Use and Medicinal – Distributor Provisional License
City of Los Angeles Department of Cannabis Regulation (“DCR”)	LA-C-18-000434-APP	Los Angeles	Medical Manufacturer Level 1, J083
DCR	LA-C-18-000434-APP	Los Angeles	Adult-Use Distributor, J090
DCR	LA-C-18-000434-APP	Los Angeles	Adult-Use Manufacturer Level 1, J093

California State and local licenses, including for the City of Los Angeles, are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by the BCC. While renewals are annual, there is no limit on the number of permitted annual renewals. To renew a DCR license, a renewal application and renewal fee are required to be paid by the licensee no earlier than 120 calendar days before the expiration of the license, and no later than 60 calendar days before the expiration of the license. At the time of a license renewal application, a licensee must include updated annual licensing documents. As part of the renewal process, the DCR may require modification to the licensee's security plan. To renew a license, a licensee must be in good standing as required by the DCR and shall not be delinquent on any City tax or fee.

In respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Lowell Farms would expect to receive the applicable renewed license in the ordinary course of business. While Lowell Farms’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Lowell Farms’ licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Lowell Farms and have a material adverse effect on Lowell Farms’ business, financial condition, results of operations or prospects.

California License and Regulations

The Adult-Use and Medicinal Cultivation licenses that have been granted to Lowell Farms permit cannabis cultivation activity, which means any activity involving the planting, growing, harvesting, drying, curing, grading or trimming of cannabis. Such licenses further permit the production of a limited number of non-manufactured cannabis products and the sales of cannabis to certain licensed entities within the State of California for resale or manufacturing purposes.

Lowell Farms’ Adult-Use and Medicinal Manufacturing licenses permit Lowell Farms to extract concentrated cannabis, THC, CBD and other cannabis extracts from cannabis plants, then convert them to cannabis concentrates, edibles, balms, beverages, vapes and a variety of other consumer goods. Lowell Farms also packages and labels these goods, including processed flower (the smokable part of the cannabis plant) for wholesale delivery.

The Adult-Use and Medicinal Distribution licenses permit Lowell Farms to complete cannabis related distribution activity which means the procurement, sale, and transportation of cannabis and cannabis products between licensed entities. Distribution activity is permissible to and from certain Lowell Farms and non-Lowell Farms licensees.

In the State of California, only cannabis that is grown in California can be sold in the state. Although California is not a vertically integrated system, Lowell Farms is vertically integrated and has the capabilities to cultivate, harvest, manufacture and wholesale cannabis and cannabis products to licensed retail dispensaries. Under manufacturing, distribution and cultivation licenses, the State of California also allows Lowell Farms to make a wholesale purchase of cannabis from, or a distribution of cannabis and cannabis product to, another licensed entity within the state.

California – Local Licensure, Zoning and Land Use Requirements

To obtain a State license, cannabis operators must first obtain local authorization, which is a prerequisite to obtaining State licensure. All three State regulatory agencies require confirmation from the applicable locality that an applicant is in compliance with local requirements and has either been granted authorization to, upon State licensure, continue previous cannabis activities or commence cannabis operations. One of the basic aspects of obtaining local authorization is compliance with all local zoning and land use requirements. Local governments are permitted to prohibit or otherwise regulate the types and number of cannabis businesses allowed in their locality. Some localities have limited the number of authorizations an entity may hold in total or for various types of cannabis activity. Others have tiered the authorization process, granting the initial rounds of local authorization to applicants that previously conducted cannabis activity pursuant to the CUA or those that meet the locality’s definition of social equity.

California – Record-Keeping and Continuous Reporting Requirements

California’s State license application process additionally requires comprehensive criminal history, regulatory history and personal disclosures for all beneficial owners. Any criminal convictions or civil penalties or judgments occurring after licensure must promptly be reported to the regulatory agency from which the licensee holds a license. State licenses must be renewed annually. Disclosure requirements for local authorization may vary, but generally tend to mirror the State’s requirements.

Licensees must also keep detailed records pertaining to various aspects of the business for up to seven years. Such records must be easily accessible by the regulatory agency from which the licensee holds a license. Additionally, licensees must record all business transactions, which must be uploaded to the statewide traceability system. Lowell Farms is in compliance in all material respects with these record-keeping and disclosure requirements.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, Lowell Farms is required to do the following:

o
maintain fully operational security alarm systems;

o
contract for state-certified security guard services;

o
maintain video surveillance systems that records continuously 24 hours a day and maintains those recordings for at least 90 days;

o
ensure that the facility’s outdoor premises have sufficient lighting;

o
store cannabis and cannabis product only in areas per the premises diagram submitted to the State of California during the licensing process;

o
store all cannabis and cannabis products in a secured, locked room or a vault;

o
report to local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and

o
ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a delivery manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered with the BCC, that meet BCC distribution requirements, are to be used to transport cannabis and cannabis products.

Marijuana Taxes in California

Several types of taxes are imposed in California for adult use sale. As of January 1, 2020, cultivators have the choice of being taxed at $9.65, per dry-weight ounce of cannabis flowers or $1.35 per ounce of wet-weight plants. Further, cultivators are required to pay $2.87 per ounce for cannabis leaves. California also imposes an excise tax of 15%. Cities and counties apply their sales tax along with the state’s excise and many cities and counties have also authorized the imposition of special cannabis business taxes which can range from 2% to 10% of gross receipts of the business.

The Company has retained legal counsel and/or other advisors in connection with California’s marijuana regulatory program. The Company has developed standard operating procedures for licenses who are operational.

California – Operating Procedure Requirements

License applicants must submit standard operating procedures describing how the operator will, among other requirements, secure the facility, manage inventory, comply with the State’s seed-to-sale tracking requirements, dispense cannabis, and handle waste, as applicable to the license sought. Once the standard operating procedures are determined compliant and approved by the applicable State regulatory agency, the licensee is required to abide by the processes described and seek regulatory agency approval before any changes to such procedures may be made. Licensees are additionally required to train their employees on compliant operations and are only permitted to transact with other legal and licensed businesses.

Lowell Farms complies with these operational and training requirements by systematically training employees in various aspects of regulatory requirements, ensuring that operational and business practices are aligned with regulatory requirements, and by conducting internal audits to ensure compliance and identify areas for further training.

California – Site-Visits & Inspections

As a condition of State licensure, operators must consent to random and unannounced inspections of the commercial cannabis facility as well as the facility’s books and records to monitor and enforce compliance with State law. Many localities have also enacted similar standards for inspections, and the State of California has already commenced site-visits and compliance inspections for operators who have received State temporary or annual licensure.

California – Compliance Procedures

Lowell Farms utilizes MAX ERP, an integrated enterprise compliance platform, which integrates Lowell Farms’ inventory management program and standard operating procedures with the software’s compliance and quality features to facilitate compliance with State and local requirements. MAX ERP features include a compliance software solution that offers lot and batch control, recall management, document control and quality analysis. Additionally, Lowell Farms utilizes standard operating procedure building tools to facilitate the implementation and maintenance of compliant operations and tracks all required licensing maintenance criteria.

City of Los Angeles – Compliance Procedures

Following submission of a pre-application request and once compliance with the business premises location is completed, including all zoning requirements and sensitive use restrictions, the DCR will request and review attestations from primary personnel and owner(s) associated with the application. Following such review, the DCR will issue a determination of eligibility/ineligibility for further processing. A determination of eligibility is based on, among other things, an initial inspection and environmental clearance. Following a determination of eligibility, the DCR reviews the application for completeness, including the status of state licenses and verification of local compliance under way with the state agencies. Following temporary approval, applicants may apply for an annual license.

Continued compliance includes ongoing, unannounced inspections, investigations and audits conducted by the employees or agents of the Los Angeles County Department of Public Health or the following City departments: the DCR, the Department of Building and Safety, the Department of City Planning, the Police Department, the Fire Department and the Office of Finance. Inspections may include an examination of employee practice; cannabis safety; proper storage; equipment/utensils; facility; plumbing fixtures; sign/license requirements; record keeping; compliance and enforcement; and requirements for manufacturing.

Lowell Farms has developed a robust compliance program designed to ensure operational and regulatory requirements continue to be satisfied, and has retained outside counsel to monitor its compliance with U.S. State and local law on an ongoing basis. Lowell Farms will continue to work closely with its legal counsel to develop and improve its internal compliance program and will defer to their legal opinions and risk mitigation guidance regarding California’s complex regulatory framework. The internal compliance program requires continued monitoring by managers and executives of Lowell Farms to ensure all operations conform to and comply with required laws, regulations and legally compliant standard operating procedures.

ITEM 1A. RISK FACTORS.

Before making an investment decision, prospective purchasers of the Company's securities should carefully consider the information and risk factors described in this registration statement on Form 10. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations and cash flows, could be materially adversely affected. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the Company’s business, prospects, financial condition, results of operations and cash flows. The Company cannot provide any assurances that it will successfully address any or all of these risks.

Risks Related to Our Business and Industry

Cannabis Continues to be a Controlled Substance under the CSA and is Illegal Under United States federal law.

The Company is engaged directly in the medical and adult-use cannabis industry. The Company derives all of its revenues from the State of California and conducts its activities in accordance with applicable state and local laws. Even though the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law.

In the United States, cannabis is extensively regulated at the state level. 36 States, the District of Columbia and four US territories have legalized medical cannabis in some form. Of these States, 15 States, including California, have legalized cannabis for adult use. Notwithstanding the permissive regulatory environment of cannabis at the State level, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, the cultivation, manufacture, distribution, sale and possession of cannabis violates federal law. Although the Company believes its business is compliant with applicable State and local law, strict compliance with state and local laws with respect to cannabis may not absolve the Company of liability under federal law, nor may it provide a defense to any federal proceeding which be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company.

Since the cultivation, manufacture, distribution, sale and possession of cannabis is illegal under federal law, the Company may be deemed to be aiding and abetting illegal activities. Under these circumstances, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis, may seek to bring an action or actions against the Company, including, but not limited to, a claim regarding the possession and sale of cannabis, and/or aiding and abetting another’s criminal activities. The federal law provides that anyone who “commits an offense or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result, the DOJ could allege that Lowell Farms has “aided and abetted” violations of federal law by providing financing and services to its subsidiaries. Under these circumstances, a federal prosecutor could seek to seize the assets of the Company, and to recover any “illicit profits” previously distributed as of such time to shareholders resulting from any of the foregoing. In these circumstances, the Company’s operations would cease, shareholders could lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Such potential criminal liability of our shareholders could arise solely by virtue of their activities as shareholders. Such an action would result in a material adverse effect on the Company.

CBP enforces the laws of the United States. Crossing the border while in violation of the CSA and other related federal laws may result in denied admission, seizures, fines and apprehension. CBP officers administer the Immigration and Nationality Act to determine the admissibility of travelers, who are non-U.S. citizens, into the United States. An investment in the Company, if it became known to CBP, could have an impact on a shareholder’s admissibility into the United States and could lead to a lifetime ban on admission.

Enforcement of U.S. Federal Law Could Damage the Company’s Operations and Financial Position.

Since 2014, the United States Congress has passed appropriations bills that have included the Rohrabacher-Farr Amendment. For now, the Rohrabacher-Farr Amendment, as discussed above, is the only statutory restraint on enforcement of federal cannabis laws. Courts in the U.S. have construed these appropriations bills to prevent the federal government from prosecuting individuals or businesses when those individuals or businesses operate in strict compliance with state and local medical cannabis regulations; however, this legislation only covers medical cannabis, not adult-use cannabis, and has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term.

The Rohrabacher-Farr Amendment may or may not be included in future omnibus appropriations packages or continuing budget resolutions, and its inclusion or non-inclusion, as applicable, is subject to political changes. Because this conduct continues to violate federal law, U.S. courts have observed that should the Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business - even those that have fully complied with State law - could be prosecuted for violations of federal law and if the Congress restores such funding, the federal government will have the authority to prosecute individuals and businesses for violations of the law while it lacked funding, to the extent of the CSA’s five-year statute of limitations applicable to non-capital CSA violations. The Company may be irreparably harmed by any change in enforcement policies by the federal or applicable state governments, which could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in California, the listing of its securities on any stock exchange, its financial position, operating results, profitability or liquidity or the market price of its shares. In addition, it will be difficult for the Company to estimate the time or resources that would be needed in connection with the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

As a result of the conflicting views between states and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in Cole Memorandum, acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. states had enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain enforcement priorities for the DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, manufacturing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the DOJ did not provide specific guidelines for what regulatory and enforcement systems it deemed sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats. States where cannabis had been legalized were not characterized as a high priority. In March 2017, the then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively. Accordingly, on January 4, 2018, Attorney General Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum on the basis that the direction provided therein was unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals are included in chapter 9-27-000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution and the cumulative impact of particular crimes on the community. Due to the ambiguity of the Sessions Memorandum and the lack of clarity provided by the DOJ since then, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with State law.

The effect of the rescission of the Cole Memorandum remains to be seen. Currently, federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. While some U.S. Attorneys expressed support for the rescission of the Cole Memorandum, numerous government officials, legislators and federal prosecutors in states with medical and adult-use cannabis statutes announced their intention to continue the Cole Memorandum-era status quo.

The impact that this lack of uniformity between state and federal authorities could have on individual state cannabis markets and the businesses that operate within them is unclear, and the enforcement of relevant federal laws is a significant risk. Potential federal prosecutions could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition, as well as the Company’s reputation and prospects, even if such proceedings were concluded successfully in favor of the Company. Such proceedings could involve the prosecution of key executives of the Company or the seizure of corporate assets.

With a new administration at the U.S. federal level, it is possible that additional changes (whether positive or negative) could occur. There can be no assurance as to the position any new administration may take on marijuana and a new administration could decide to take a stronger approach to the enforcement of federal laws. Any enforcement of current federal laws could cause significant damage to the Company’s operations and financial position. Further, future presidential administrations may want to treat marijuana differently and potentially enforce the federal laws more aggressively.

The Rohrabacher-Farr Amendment may not be Renewed Potentially Resulting in DOJ Enforcement Activities Against Entities in the Cannabis Industry.

The Rohrabacher-Farr Amendment, as discussed above, prohibits the DOJ from spending funds appropriated by Congress to enforce the tenets of the CSA against the medical cannabis industry in states which have legalized such activity. On December 27, 2020, the amendment was renewed through the signing of the fiscal year 2021 omnibus spending bill and is effective through September 30, 2021. There can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company, even if such proceedings were concluded successfully in favor of the Company.

Federal and State Forfeiture Laws Could Result in Seizure of our Assets.

As an entity that conducts business in the cannabis industry, the Company is subject to U. S. federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with cannabis related businesses but believes criminal liability is too difficult to prosecute. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Shareholders of the Company located in jurisdictions where cannabis remains illegal may be at risk of prosecution under federal and/or state conspiracy, aiding and abetting, and money laundering statutes, and be at further risk of losing their investments or proceeds under forfeiture statutes. Many states remain fully able to take action to prevent the proceeds of cannabis businesses from entering their state. Because state legalization is relatively new, it remains to be seen whether these states would take such action and whether a court would approve it. Current and prospective securityholders of the Company or any entity related thereto should be aware of these potentially relevant federal and State laws in considering whether to remain invested or invest in the Company or any entity related thereto.

Future Research may Lead to Findings that Vaporizers, Electronic Cigarettes and Related Products are not Safe for Their Intended Use.

Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for our product, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on our business, results of operations and financial condition.

We May Have Limited Access to Capital as a Result of our Business and Operations.

Because the Company cultivates, processes, possesses, and distributes cannabis products in violation of the CSA, a significant proportion of providers of debt and equity capital are unwilling or unable to enter into financing transactions with the Company. As a result, the Company’s access to capital is and may continue to be extremely limited, which inhibits the ability of the Company to fund operations and investments in growth initiatives. The Company’s financial results, financial condition, business and prospects are and may continue to be materially adversely affected by its inability to access capital.

Anti-Money Laundering Laws and Regulations May Limit Access to Traditional Banking Funds and Services.

The Company is subject to a variety of laws and regulations in the U.S. and Canada that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the U.S. Anti-Money Laundering Laws, 18 U.S.C. §§ 1956, 1957, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations promulgated thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under federal law, banks or other financial institutions often refuse to provide a checking account, debit or credit card, small business loan, or any banking services that could be found guilty of money-laundering, aiding and abetting or conspiracy to businesses involved in the cannabis industry due to the present state of the laws and regulations governing financial institutions in the U.S. The lack of banking and financial services presents unique and significant challenges to businesses in the U.S. cannabis industry. While Lowell Farms has maintained bank accounts, the loss of such accounts and the potential lack of a secure place in which to deposit and store cash, the inability to pay creditors through the issuance of checks and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the many challenges presented to U.S. cannabis companies, and which could conceivably impact the Company, by the unavailability of traditional banking and financial services.

Despite these laws, FinCEN issued the FinCEN Guidance in 2014, which as described above, outlines the pathways for financial institutions to bank state sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Guidance echoed the enforcement priorities of the Cole Memorandum. Under these guidelines, financial institutions must submit a Suspicious Activity Report (“SAR”) in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories - cannabis limited, cannabis priority, and cannabis terminated - based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively.

The FinCEN Guidance states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance included in the Cole Memorandum. The revocation of the Cole Memorandum has not yet affected the status of the FinCEN Guidance, nor has the United States Department of the Treasury given any indication that it intends to rescind the FinCEN Guidance itself. Although the FinCEN Guidance remains intact, it is unclear whether the current administration or future administrations will continue to follow the guidelines of the FinCEN Guidance. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the DOJ’s enforcement priorities could change for any number of reasons. A change in the DOJ’s priorities could result in the DOJ’s prosecuting banks and financial institutions for crimes that were not previously prosecuted.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of a crime under one or more of the statutes noted above or any other applicable legislation. Apart from the consequences of any prosecution in connection with such violation, among other things, this could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Restricted Access to Banking Services Could Make Operating our Business and Maintaining our Finances Difficult.

The FinCEN Guidance, as further described above, remains effective to this day, in spite of the fact that the Cole Memorandum was rescinded and replaced by the Sessions Memorandum. The FinCEN Guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators, though. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the current or future federal administrations. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Heightened Scrutiny by Securities Regulatory Authorities in the United States and Canada May Impact Investors’ Ability to Transact in the Company’s Securities.

The Company’s existing operations in the United States, and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the United States and/or Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law or otherwise be adopted, and there can be no assurance that heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the United States or any other jurisdiction, in addition to those described herein.

The Company’s operations in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the United States. CDS is Canada’s central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. CDS or its parent company has not issued any public statement with regard to these reports. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, CDS signed the CDS Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules and procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there currently is no CDS ban on the clearing of securities of issuers with cannabis -related activities in the United States. However, if CDS were to proceed in the manner suggested by these publications, and apply such a ban on the clearing of securities of the Company, it would have a material adverse effect on the ability of the Company’s shareholders to effect trades of shares through the facilities of a stock exchange in Canada, as a result of which such shares could become highly illiquid.

The Depositary Trust Company (“DTC”) is the primary depository for securities in the United States. Several major U.S. securities clearing companies that provide clearance, custody and settlement services in the United States terminated providing clearance services to issuers in the cannabis industry, including those that operate entirely outside the United States, in response to the Sessions Memo. As a result of these decisions, U.S. securityholders may experience difficulties depositing securities of cannabis companies in the DTC system or reselling their securities in open market transactions, including transactions facilitated through the CSE. Many larger U.S. broker-dealers own U.S. securities companies that self-clear transactions. However, some U.S. brokerages have adopted policies precluding their clients from trading securities of cannabis issuers.

Changes in State or Federal Political/or Regulatory Climate Could Impact the Company’s Business.

The success of the Company’s business strategy depends on the legality of the cannabis industry in the states in which the Company operates, and the lack of federal enforcement of its laws that make cannabis businesses illegal. The political environment surrounding the cannabis industry in general can be volatile and the statutory and regulatory framework remains in flux. Despite widespread state legalization, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Company’s business, results of operations, financial condition or prospects.

Delays in enactment of or changes in new state regulations, or changes in federal laws or enforcement priorities, could restrict the Company’s ability to reach strategic growth targets and lower return on investor capital. The strategic growth strategy of the Company will be reliant upon state regulations being implemented to facilitate the operation of medical and adult-use cannabis in California. If such regulations are not timely implemented, or are subsequently repealed or amended, or contain prolonged or problematic phase-in or transition periods or provisions, the Company’s ability to achieve its growth targets, and thus, the return on investor capital, could be adversely affected. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict cannabis businesses in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the cannabis industry, including the Company. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable cannabis related legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

The medical and adult-use cannabis industries are in their infancy and the Company anticipates that the current California regulations will be subject to change as California’s regulation of the cannabis industry matures. The Company’s compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and other inventory from cultivation to sale or disposal. Additionally, Lowell Farms has created standard operating procedures that include descriptions and instructions for monitoring inventory at all stages of cultivation, processing, manufacturing, distribution, transportation and delivery. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to applicable regulation.

Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at each of the local, state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to be unsuccessful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

Investors Could Be Disqualified From Ownership in the Company.

The Company’s business is in a highly regulated industry in which many states have enacted extensive rules for ownership of a participant company. Investors in the Company could become disqualified from having an ownership stake in the Company under relevant laws and regulations of applicable state and/or local regulators, if the applicable owner is convicted of a certain type of felony or fails to meet the requirements for owning equity in a company like the Company.

Negative Public Opinion and Perception of the Cannabis Industry Could Adversely Impact Our Ability to Operate and Our Growth Strategy.

Government policy changes or public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. The Company believes the medical and adult-use cannabis industry is highly dependent on consumer perception regarding the safety and efficacy of such cannabis. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varied from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general). A negative shift in the public’s perception of cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, or could result in adverse regulatory changes in California, thereby limiting the Company’s growth prospects and number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on its business, results of operations or prospects.

Significant Licensure Requirements and Limitations in States Where Cannabis is Legal Could Impact the Company’s Ability to Maintain its Operations.

The Company’s business is subject to a variety of laws, regulations and guidelines relating to the cultivation, manufacture, management, transportation, extraction, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company.

The Company will be required to obtain or renew government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses will be contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned renovation, development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects. California state licenses, and some local licenses, are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by the BCC (for state licenses) or the applicable local regulatory body (for local licenses), including the DCR. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, with respect to the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner and there are no material violations noted against the applicable license, the Company would expect to receive the applicable renewed license in the ordinary course of business.

Under MAUCRSA, after January 1, 2018, only license holders are permitted to engage in commercial cannabis activities. A prerequisite to obtaining a California state license is obtaining a valid license, permit or authorization from a local municipality. The process associated with acquiring a permanent state license is onerous and there are no assurances that the Company, or any subsidiary or entity to which the Company will provide or intends to provide services, will be granted any licenses or any renewals thereof. Because there are different licenses for different types of commercial cannabis activities, even if the Company, any subsidiary and/or any such entity to which the Company will provide services or intends to provide services is granted one or more licenses, there are no assurances that they will be granted all of the licenses they will need to effectuate the Company’s business plan. Further, as part of the permitting and licensing process in California, state and local officials may conduct both random and scheduled inspections of cannabis operations. The Company is required to comply with both state laws and regulations and applicable local ordinances and codes. Compliance with both state and local laws may be burdensome and failure to do so could result in the loss of licenses, civil penalties and possibly criminal prosecution. While the compliance controls of Lowell Farms have been developed to mitigate the risk of any material violations of any license it holds arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held or to be held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

Reclassification of Cannabis in the United States Could Adversely Impact the Company’s Business and Growth Strategy.

If marijuana is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, if cannabis is re-categorized as a Schedule II or other controlled substance, and the resulting re-classification would result in the requirement for U.S. FDA approval if medical claims are made for the Company’s products such as medical cannabis, then as a result, such products may be subject to a significant degree of regulation by the U.S. FDA and DEA. In that case, the Company may be required to be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the cultivation, manufacturing or distribution of the Company’s anticipated products. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on the Company’s business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings. Furthermore, if the U.S. FDA, DEA, or any other regulatory authority determines that the Company’s products may have potential for abuse, it may require the Company to generate more clinical or other data than the Company currently anticipates in order to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of that product.

Service Providers May Suspend or Withdraw Services if an Adverse Change in Cannabis Regulation Occurs.

As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Increasing Legalization of Cannabis and Rapid Growth and Consolidation in the Cannabis Industry may Further Intensify Competition.

The cannabis industry is undergoing rapid growth and substantial change, and the legal landscape for medical and recreational cannabis is rapidly changing internationally. An increasing number of jurisdictions globally are passing legislation allowing for the production and distribution of medical and/or recreational cannabis in some form or another. Entry into the cannabis market by international competitors might lower the demand for our products.

The foregoing legalization and growth trends in the cannabis industry has resulted in an increase in competitors, consolidation and formation of strategic relationships. Such acquisitions or other consolidating transactions could harm us in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats,all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in the cannabis industry may intensify and place downward pressure on retail prices for products and services, which could negatively impact profitability.

The Company May Encounter Difficulties Entering its Contracts in Federal and Some State Courts.

Due to the nature of the Company’s business and the fact that its contracts involve cannabis and other activities that are not legal under federal law, the Company may face difficulties in enforcing its contracts in federal and certain state courts. The inability to enforce any of the Company’s contracts could have a material adverse effect on the Company’s business, operating results, financial condition or prospects. California enacted a law that provides that notwithstanding any other law, commercial activity relating to medicinal cannabis or adult-use cannabis conducted in compliance with California law and any applicable local standards, requirements, and regulations shall be deemed to be all of the following: (1) a lawful object of a contract, (2) not contrary to, an express provision of law, any policy of express law, or good morals, and (3) not against public policy.

The Company’s articles of incorporation provides that the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom are the sole and exclusive forum for any derivative action brought on behalf of the company, which may limit our investors’ flexibility in selecting a forum for any future disputes.

Our articles of incorporation provides that the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom are the sole and exclusive forum for any derivative action brought on behalf of the company. Our articles of incorporation do not limit the ability of investors to bring direct actions outside of British Columbia, Canada, including those arising under the Exchange Act and the Securities Act. Because claims under the Exchange Act and the Securities Act are not typically brought as derivative claims, the Company does not believe that the exclusive forum provision would have a material impact on investors seeking recourse under those statutes. With respect to derivative actions, the choice of forum provision may limit an investor’s ability to bring a derivative claim in a judicial forum of its choosing.

The COVID-19 Pandemic May Adversely Affect Our Business and Financial Condition.

The COVID-19 pandemic has adversely impacted commercial and economic activity and contributed to significant volatility in the equity and debt markets in the U.S. and Canada. The impact of the outbreak continues to develop and many jurisdictions, including the State of California and local municipalities, have instituted quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Individual businesses and industries are also implementing similar precautionary measures. Those measures, as well as the general uncertainty surrounding the dangers and effects of COVID-19, have created significant disruption in supply chains and economic activity. New strains of the virus have been identified originating in the U.S. and elsewhere. These new strains may have different transmission, morbidity and mortality rates than the original virus, and the COVID-19 vaccines developed to date may not be effective to provide immunization against new strains of the virus. While the Company has continuously sought to assess the potential impact of the pandemic on its financial condition and operating results, any assessment is subject to extreme uncertainty as to probability, severity and duration. The continued spread of the virus globally could result in a protracted world-wide economic downturn, the effects of which could last for some period after the pandemic is controlled and/or abated and our business, financial condition, results of operations and cash flows could be materially adversely affected. The impact of COVID-19 could have the effect of heightening many of the other risk factors described herein.

The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas.

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Price Volatility. Since the COVID-19 outbreak commenced, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility and wide fluctuations in the market prices of securities of many companies, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Future developments may adversely impact the price of the Subordinate Voting Shares.

o
Mandatory Closure . In California, the Company’s business has been deemed an “essential service”, permitting the Company to stay open despite the mandatory closure of non-essential businesses. The Company continues to work closely with state and local regulators to remain operational, but there is no guarantee further measures may nevertheless require it to shut operations.

o
Customer Impact . While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, fluctuating rates of illness, as well as quarantining, self-quarantining, “social distancing” and other responsive measures, may have a material negative impact on demand for its products while the pandemic continues. Certain of the Company’s customers have altered operating procedures as a result of the outbreak and the impact of such changes is being monitored by the Company.

o
Supply Chain Disruption . The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

o
Staffing Disruption . The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the Center of Disease Control, the Presidential Administration, as well as state and local governments. The Company has cancelled non-essential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection. At certain locations, the Company has experienced increased absenteeism due to the pandemic. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate in some or all locations. In addition, the Company may incur increased medical costs/insurance premiums as a result of these health risks to its personnel.

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Regulatory Backlog . Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in California may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of any future business acquisitions, thus materially impeding development of its business.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in or increase losses. While the Company is not currently in financial distress, if the Company’s financial situation materially deteriorates as a result of the impact of the pandemic, the Company could eventually be unable to meet its obligations to third parties, which in turn could lead to insolvency and bankruptcy of the Company.

The regional stay home order, announced by the California Department of Public Health on December 3, 2020, as supplemented by an additional order executed on December 6, 2020, was issued to apply across California on a regional basis in respect of certain designated regions. It is required to go into effect in respect of a particular region at 11:59 p.m. the day after such region has been announced to have less than 15% ICU availability. Among other implications in the event this order becomes effective in respect of a region:

o
private gatherings of any size are prohibited in such region,

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all individuals living in such region are required to stay home except as necessary to conduct activities associated with the operation, maintenance, or usage of critical infrastructure, as required by law, or as specifically permitted by this order,

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indoor and outdoor restaurant dining, personal care services and indoor recreational facilities are required to close in such region,

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critical infrastructure sectors may operate in such region and must continue to modify operations pursuant to the applicable sector guidance, and

o
all retailers in such region may operate indoors at no more than 20% capacity and must follow the public health guidance for retailers.

Apart from the conditions under which this stay home order is required to be followed, California state counties may exercise discretion to apply this order voluntarily.

The Company facilities are not currently subject to any stay home orders. The Company’s cultivation, manufacturing and distribution operations and the Company’s various suppliers of raw materials or inputs are considered to be a part of the essential infrastructure sectors and as such do not require a reduction in their scope or amount of activity. The end purchasers of products distributed by the Company, being cannabis retail dispensaries located across California, may be or become subject to this stay home order. They would nonetheless be able to continue to operate curbside pick-up and delivery services and potentially limited capacity indoor operations in order to effect the sale of their products, as they too are considered essential businesses. Nonetheless, the impact of this stay home order may be to lessen the demand for the Company’s products. The extent to which this stay home order may impact the Company’s business, financial position, results of operations and cash flows is highly uncertain and cannot be quantified at this time. The Company will continue to monitor the impact of this stay home order and take measures that alter its business operations as may be required by federal, state or local authorities and/or that the Company deems are in the best interests of its employees, customers, suppliers, shareholders and other stakeholders.

Wildfire Risks in Certain Areas of California Could Adversely Impact the Company’s Operations.

Certain areas of California, including certain areas nearby the Company’s cultivation facility in Monterey County, can be negatively impacted by wildfires. Wildfires can cause smoke and ash to pass through greenhouse vents and cause cannabis plants to fail testing. As a result, the Company will close the greenhouse vents when needed to prohibit smoke and ash from entering the greenhouses at its cultivation facility. However, closing the greenhouse vents may cause elevated temperatures within the greenhouses and as a result induced plant stress, thereby negatively affecting plant yields. Wildfires can also cause essential sunlight to be blocked out, thereby negatively affecting plant yields in another manner. Overall, such wildfires can materially disrupt the Company’s ability to harvest cannabis crops, significantly diminishing both the size and quality of the crops harvested, the Company’s supply chain, and other operations and as a result can negatively impact the Company’s business, financial position, results of operations and cash flows. Wildfires that occurred in late summer, early fall 2020 negatively impacted the Company’s business, financial position, results of operations and cash flows during the third quarter of 2020 and are expected to continue to have a negative impact for the fourth quarter of 2020 and potentially beyond as the Company completes its production from cannabis crops that were impacted by such wildfires that occurred earlier this year. In the fourth quarter of 2020, the Company installed automated environmental control systems within individual grow rooms at its cultivation facility. While the Company believes that the addition of such systems should mitigate future negative effects of wildfires that may occur nearby the Company’s cultivation facility, there is no guarantee that such negative effects would in fact be mitigated. The extent to which any such future wildfires or any other natural disaster impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted.

Risks Related to our Acquisitions

The anticipated benefits of the Lowell Acquisition may not be realized or may take longer than expected to realize.

Historically, the Company and the Lowell brands businesses have operated independently. The future success of the Lowell Acquisition, including anticipated benefits, depends, in part, on our ability to optimize our combined operations. The optimization of our operations following the Lowell Acquisition will be a complex and time-consuming process and if we experience difficulties in this process, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on us for an undetermined period. There can be no assurances that we will realize the potential operating efficiencies, synergies and other benefits currently anticipated from the Lowell Acquisition.

The integration of the Lowell brands businesses and the Company’s historical operations may present material challenges, including, without limitation:

o
combining the leadership teams and corporate cultures of the Company and Hacienda;

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the diversion of management’s attention from other ongoing business concerns and performance shortfalls as a result of the devotion of management’s attention to the integration of the businesses;

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managing a larger combined business;

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maintaining employee morale and retaining key management and other employees at the combined company;

o
retaining existing business and operational relationships, and attracting new business and operational relationships;

o
the possibility of faulty assumptions underlying expectations regarding the integration process;

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consolidating corporate and administrative infrastructures and eliminating duplicative operations;

o
managing expense loads and maintaining currently anticipated operating margins; and

o
unanticipated issues in integrating information technology, communications and other systems.

Some of these factors are outside of our control, and any one of them could result in delays, increased costs, decreases in the amount of potential revenues or synergies, potential cost savings, and diversion of management’s time and energy, which could materially affect our financial position, results of operations, and cash flows.

We may complete additional acquisitions, enter into new lines of business and expand into new geographic markets and businesses, each of which may result in upfront costs and additional risks and uncertainties in our businesses.

We intend, if market conditions warrant, to grow our businesses by acquiring additional businesses, expanding existing products lines, entering into new product lines and entering new geographic markets. Attempts to expand our businesses involve a number of special risks, including some or all of the following:

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the required investment of capital and other resources;

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the diversion of management’s attention from our existing businesses;

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the assumption of liabilities in any acquired business;

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the disruption of our ongoing businesses;

o
entry into markets or lines of business in which we may have limited or no experience;

o
compliance with or applicability to our businesses of regulations and laws, including, in particular, regulations and laws in new states and localities, and a lack of experience in interacting with the regulatory authorities responsible for enforcing these regulations and laws; and

o
increasing demands on our operational and management systems and controls.

In addition, the acquisition of additional businesses would involve some or all of the integration risks identified above with respect to the Lowell Acquisition. Not all of our historical acquisitions have been successful. Because we have not yet identified these potential new acquisitions, product line expansions, and expansions into new geographic markets or lines of business, we cannot identify all of the specific risks we may face and the potential adverse consequences on us and their investment that may result from any attempted acquisition or expansion.

Risks Related to the Securities of the Company

Unpredictability Caused by the Company’s Capital Structure Could Adversely Impact the Market for the Company’s Securities.

Although other Canadian-listed companies have dual class or multiple voting and exchangeable share structures, given the other unique features of the capital structure of the Company, including the existence of a significant amount of redeemable equity securities that have been issued by, and are issuable pursuant to the exercise, conversion or exchange of the applicable convertible and exchangeable securities of, Indus Holding Company, which equity securities are redeemable from time to time for Subordinate Voting Shares in accordance with their terms, the Company is not able to predict whether this structure will result in a lower trading price for or greater fluctuations in the trading price of the Subordinate Voting Shares or will result in adverse publicity to the Company or other adverse consequences.

Investors Could be Diluted by Future Financings.

The Company may need to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment and the value of the Company’s securities.

The Market for Subordinate Voting Shares May be Illiquid.

There may not be an active, liquid market for the Subordinate Voting Shares. There is no guarantee that an active trading market for the Subordinate Voting Shares will be maintained on the CSE. Investors may not be able to sell their Subordinate Voting Shares quickly or at the latest market price if trading in the Subordinate Voting Shares is not active.

The Market Price of the Subordinate Voting Shares is Volatile.

The market price of the Subordinate Voting Shares cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Subordinate Voting Shares to sell their securities at an advantageous price. Market price fluctuations in the Subordinate Voting Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company’s executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Subordinate Voting Shares.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares and any other listed securities of the Company, from time to time, may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil arise or continue, the Company’s operations may be adversely impacted and the trading price of the Subordinate Voting Shares and such other securities may be materially adversely affected.

Future sales of Subordinate Voting Shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Subordinate Voting Shares.

As of March 1, 2021, there are 67,493,463 Subordinate Voting Shares outstanding and the following Subordinate Voting Shares are issuable upon the conversion, redemption or exercise of derivate securities of Lowell Farms and Indus Holding Company:

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14,638,228 Subordinate Voting Shares are issuable upon the redemption of all of the Class B Common Shares of Indus Holding Company;

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79,508,272 Subordinate Voting Shares are issuable upon the redemption of all of the Class C Common Shares of Indus Holding Company issuable upon conversion of convertible debentures of Indus Holding Company (excluding accrued and unpaid interest) and 78,628,692 Subordinate Voting Shares are issuable upon the exercise of warrants issued in the Convertible Debenture Offering;

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11,500,000 Subordinate Voting Shares are issuable upon the exercise of the December 2020 Warrants;

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2,411,516 Subordinate Voting Shares are issuable upon the exercise of warrants issued by Indus Holding Company prior to the RTO to investors in debentures of Indus Holding Company;

o
2,015,041 Subordinate Voting Shares are issuable upon the exercise of compensation options held by financial advisors to the Company and/or Indus Holding Company; and

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7,728,750 Subordinate Voting Shares are issuable upon the exercise of options issued pursuant to the Company’s equity incentive plans, of which 924,375 of such shares were vested as of March 1, 2021.

22,643,678 of the outstanding Subordinate Voting Shares were issued in the Lowell Acquisition and are subject to a restriction on resale under Canadian law until June 26, 2021. Furthermore, 5,000,000 of the 22,643,678 Subordinate Voting Shares issued in the Lowell Acquisition are held in escrow and, absent offsetting claims for indemnification, will be released on November 25, 2021 (with 287,356 of such shares continuing to be held until the transfer of certainly regulatory assets is completed, if such transfer is not completed prior to November 25, 2021). The Company has agreed to use its commercially reasonable best efforts to file a resale registration statement covering the shares issued in the Lowell Acquisition by the later of May 26, 2021 or 45 days after the provision by Hacienda of certain financial statements and other financial information regarding the assets and operations acquired in the Lowell Acquisition.

The 158,136,965 Subordinate Voting Shares underlying the outstanding convertible debentures and warrants issued in the Convertible Debenture Offering and the Subordinate Voting Shares issuable in respect of accrued and unpaid interest on such debentures are subject to a contractual lock-up until April 13, 2021 that may be waived at the option of the holders of a majority in principal amount of such debentures.

The remainder of the outstanding Subordinate Voting Shares, as well as any securities issued upon conversion or exercise thereof, may be resold pursuant to Rule 905 under the Securities Act of 1933 or any other applicable exemption from registration, and no such shares are subject to a contractual lock-up restriction.

Future sales of Subordinate Voting Shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Subordinate Voting Shares.

The Company has Experienced Negative Operating Cash Flows Throughout its History.

The Company had negative operating cash flows for the years ended December 31, 2020 and 2019. Operating cash flows may decline in certain circumstances, many of which are beyond the Company’s control. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the net proceeds of the Offering or any future securities issuance to fund any such negative operating cash flow in future periods.

The Company is subject to both U.S. and Canadian Taxation, which will Adversely Affect our Results of Operations.

The Company is treated as a United States company for U.S. Federal income tax purposes under section 7874 of the Code and is subject to United States Federal income tax on its worldwide income. However, for Canadian income tax purposes, the Company is, regardless of any application of section 7874 of the Code, treated as a resident of Canada for purposes of the Tax Act. As a result, the Company is subject to taxation both in Canada and the United States, which could have a material adverse effect on its financial condition and results of operations.

ITEM 2. FINANCIAL INFORMATION.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Form 10 constitute “forward-looking statements.” Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. Factors that might cause such differences include the legislative framework regarding the licensing of cannabis and related activities; proposed and anticipated changes to applicable laws and regulations regarding the cannabis market, associated fees and taxes and the business impact on the Company; the potential size of the adult and medical-use cannabis markets in the jurisdictions in which the Company currently operates in and may in the future operate; the availability and renewal of requisite licenses and permits on terms acceptable to the Company, including those related to any expansion contemplated by the Company of its operations; the implementation of the Company’s remaining construction plans in respect of its cultivation facility, including the timing thereof; anticipated future cultivation, manufacturing and extraction capacity and output, and the resulting anticipated operational and financial benefits to the Company; expectations as to the development and distribution of the Company’s brands and products and the distribution of third-party products; expectations as to changes to future strategies regarding the Company’s own branded products; estimated future sales and revenue, estimated future operating costs and expenses, estimated future capital expenditures, estimated future cash flows and other prospective financial performance and the resulting effects on the Company’s financial position; prospective operational performance; business prospects and objectives and near and long term strategies, including growth strategies; competitive strengths; anticipated trends and challenges in the Company’s business and the markets in which it operates; the ability of the Company to satisfy the requirements of its debt obligations, and to repay, renew or refinance such indebtedness upon such indebtedness becoming payable in the event such indebtedness is not converted into equity in accordance with its terms; anticipated cash needs; the Company’s ability to raise funds in the capital markets and the resulting effects on the Company’s financial position; expectations regarding the schedule for the release of outstanding shares or other securities of the Company or its subsidiaries, which are currently subject to lock-up arrangements, from such arrangements; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of the Company is for the years ended December 31, 2020 and 2019. It is supplemental to, and should be read in conjunction with, the Company's consolidated financial statements and the accompanying notes for the years ended December 31, 2020 and 2019. All amounts in this MD&A are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

This MD&A contains certain "forward-looking statements" as defined under applicable United States securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading "Cautionary Note Regarding Forward-Looking Information", in this Form 10. As a result of many factors, the Company's actual results may differ materially from those anticipated in these forward-looking statements and information.

OVERVIEW OF THE COMPANY

We are is a California-based cannabis company with vertically integrated operations including large scale cultivation, extraction, processing, manufacturing, branding, packaging and wholesale distribution to licensed retail dispensaries statewide. Indus offers services supporting every step of the supply chain from seed to sale and an extensive portfolio of award-winning brands, including owned brands, such as Cypress Cannabis, House Weed, Kaizen Medicinals, Altai, Acme, and Moon, and agency brands, such as Dixie, Dr. Raw, and Kin Slips.

The vision for the Company was introduced to the industry in 2014 with the development of Altai as its first brand of edibles. The Company leverages technology, innovation, product quality and superior service levels to continuously develop its customer and partner networks of top-tier industry retailers and innovators. Our strategy focuses on four core pillars: the quality of our products, national awareness for our brands, distribution capabilities, and expansion of our footprint. The Company is backed by an experienced team that is deeply in tune and integrated with industry partners and the Company's customers. Together, we are building a new American industry, creating products that emphasize consumer safety while advancing changing perceptions of cannabis use.

The Company operates a 225,000 square foot cultivation facility in Monterey County and a manufacturing and laboratory facility in Salinas, California for production of extracts, distillates and branded and packaged cannabis flower, concentrates and edible products. The Company also distributes proprietary and third-party brands throughout the State of California and maintains warehouses and distribution vehicles in Central and Southern California.

In addition to owning cultivation, manufacturing and distribution cannabis licenses and operations, the Company also provides manufacturing, extraction and distribution services to third-party cannabis manufacturers and cannabis branding companies.

Our operations are conducted by the following companies:

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Indus Holding Company, wholly owned by Lowell Farms Inc.

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Cypress Holding Company, wholly owned by Indus Holding Company

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Cypress Manufacturing Company, wholly owned by Indus Holding Company

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Indus Nevada LLC, wholly owned by Indus Holding Company

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Wellness Innovation Group LLC, wholly owned by Indus Holding Company

The Company's corporate office and principal place of business is located at 19 Quail Run Circle, Salinas, California. As of December 31, 2020, the Company had 196 fulltime-equivalent employees.

Reverse Takeover

On November 13, 2018, Indus Holding Company (a wholly owned subsidiary of the Company) and Mezzotin entered into a business combination agreement whereby the parties agreed to combine their respective businesses, which would result in the reverse takeover of Mezzotin by the security holders of the Company. Mezzotin was originally incorporated under the Business Corporations Act (Ontario) on October 27, 2005 as Zoolander Corporation. On September 10, 2013, Zoolander changed its name to Mezzotin Minerals Inc. On April 26, 2019 the reverse takeover transaction concluded. In connection with the agreement, Mezzotin changed its name from Mezzotin Minerals Inc. to Indus Holdings, Inc. Effective at the close of markets on April 29, 2019, the common shares of the Company ("Existing Mezzotin Shares") were delisted from the NEX board of the TSX Venture Exchange, and the subordinate voting shares of the Company commenced trading on the Canadian Stock Exchange effective at market open on April 30, 2019, under the new symbol "INDS".

Indus Holding Company was formed in 2014. The Company became the parent of Indus Holding Company in connection with the reverse takeover transaction.

Recent Developments

Terminated Pending Acquisition

On May 14, 2019, the Company entered into a definitive agreement to acquire the assets of W The Brand (“W Vapes”), a manufacturer and distributor in Nevada and Oregon of cannabis concentrates, cartridges and disposable pens, in a cash and stock transaction. Under the terms of the agreement, the purchase consideration to W Vapes shareholders consisted of $10 million in cash and $10 million in Subordinate Voting Shares (based on a deemed value of CDN$15.65 per share). In November 2019, the definitive agreement was amended whereby the Company advanced $2 million in non-recourse funds to the seller in exchange for release of $10 million of cash held in escrow related to the acquisition and in December 2019, the Company purchased the Las Vegas, Nevada facility for $4.1 million.

On July 17, 2020, the Company announced the termination of the definitive agreement with W Vapes and is no longer obligated to acquire the assets of W Vapes. The termination of the agreement coincided with an asset acquisition announcement between W Vapes and Planet 13 Holdings Inc., a vertically integrated provider of cannabis and cannabis-infused products in the State of Nevada (“Planet 13”). Additionally, the Company sold the Las Vegas facility to certain affiliates of Planet 13 for a cash payment of approximately $500, and an additional cash payment of approximately $2.8 million upon regulatory approval of the W Vapes and Planet 13 transaction, which was received in January 2021, and in the third quarter the Company finalized a note payable of $843, to the owners of W Vapes, payable coinciding with the receipt of the $2.8 million payment from the facility sale, which was paid in January 2021. As a result, the Company has reflected a $4.4 million loss in its consolidated financial statements.

Acquisition

On February 25, 2021, the Company announced the acquisition of substantially all of the assets of the Lowell Herb Co. and Lowell Smokes trademark brands, product portfolio, and production assets from The Hacienda Group. Lowell Herb Co. is a leading California cannabis brand that manufactures and distributes distinctive and highly regarded premium packaged flower, pre-roll, concentrates, and vape products. The acquisition was valued at approximately $39 million, comprised of $4.1 million in cash and the issuance of 22,643,678 Subordinate Voting Shares. The Hacienda Group has agreed to continue to produce Lowell products for an interim period for the account of the Company pending completion of the transfer of certain regulatory assets. In connection with this acquisition, the Company intends to complete a change in its corporate name to Lowell Farms Inc.

Management Changes

Effective April 13, 2020, Mark Ainsworth, Co-Founder, has been appointed to the role of Interim Chief Executive Officer following Robert Weakley’s resignation from the Company. Mark has been instrumental to the Company's vision and growth strategy since inception and will focus on successfully executing the Company’s strategic plans to get the Company to profitability. Robert Weakley remained on the Board of Directors, but did not stand for re-election at the Company's annual general meeting of shareholders held on October 22, 2020. Brian Shure was appointed Chief Financial Officer in November 2020 replacing Steve Neil who was appointed Chief Financial Officer following Tina Maloney’s retirement in December 2019. Steve remains with the Company. In June 2020, Jenny Montenegro was appointed Chief Operating Officer and in January 2021, Kevin Lawrence was appointed Chief Revenue Officer.

Operations and Regulatory Overview

We believe the Company's operations are in full compliance with all applicable State and local laws, regulations and licensing requirements in the State of California. Substantially all our revenue is derived from the U.S. cannabis industry, which is illegal under U.S. federal law. For a regulatory overview of the states in which we operate and information about risks related to U.S. cannabis operations, please refer to the Items 1 and 1A of this Form 10.

Reconciliations of Non-GAAP Financial and Performance Measures

The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation below to the most comparable GAAP financial measure, see “Reconciliations of Non-IFRS Financial and Performance Measures” in this MD&A. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the GAAP financial measures presented herein.

In this MD&A, reference is made to adjusted EBITDA and working capital which are not measures of financial performance under GAAP. The Company calculates each as follows:

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Adjusted EBITDA is net income (loss), excluding the effects of income taxes (recovery); net interest expense; depreciation and amortization; non-cash fair value adjustments on investments; unrealized foreign currency gains/losses; share-based compensation expense; and other transactional and special expenses, such as acquisition costs and expenses related to our reverse takeover, which are inconsistent in amount and frequency and are not what we consider as typical of our continuing operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations. We use adjusted EBITDA internally to understand, manage, make operating decisions related to cash flow generated from operations and evaluate our business. In addition, we use adjusted EBITDA to help plan and forecast future periods.

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Working capital is current assets less current liabilities. Management believes the calculation of working capital provides additional information to investors about the Company’s liquidity. We use working capital internally to understand, manage, make operating decisions related to cash flow required to fund operational activity and evaluate our business cash flow needs. In addition, we use working capital to help plan and forecast future periods.

These measures are not necessarily comparable to similarly titled measures used by other companies.

The table below reconciles Net Loss to Adjusted EBITDA for the periods indicated.

Year Ended December 31,
(in thousands)	2020	2019
Net loss attributable to the Company (GAAP)	$(21,910)	$(49,934)
Interest expense	3,331	2,152
Provision (benefit) for income taxes	224	205
Depreciation in cost of goods sold	2,830	2,921
Depreciation and amortization in operating expenses	1,082	993
Investment and currency losses	(168)	2,091
Share-based compensation	2,200	3,385
Transaction and other special charges	4,201	2,341
Adjusted EBITDA (non-GAAP)(1)	$(8,210)	$(35,846)
_______________
(1) Non-GAAP measure

RESULTS OF OPERATIONS

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

We derive our revenue from sales of extracts, distillates, branded and packaged cannabis flower, concentrates and edible products to retail dispensaries in the state of California. In addition, we distribute proprietary and third-party brands throughout the state of California. The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

The Company classifies its revenues into three major categories: Owned, Agency and Distributed brands.

●
Owned are the proprietary brands of the Company.

●
Agency brands are third-party brands that the Company manufactures and/or sells utilizing our in-house sales team and distributes on behalf of the third-party.

●
Distributed brands are brands in which the Company provides distribution services to retail dispensaries. Distributed brands also include third-party sourced bulk product sales.

Revenue by Category

Year Ended December 31,			2020 v 2019
(in thousands)	2020	2019	% Change
Owned	$31,955	$15,366	108%
Agency	7,778	13,470	-42%
Distributed	2,885	8,209	-65%
Net revenue	$42,618	$37,045	15%

In the year ended December 31, 2020:

●
Revenue increases compared to the prior year were driven by expanded cultivation capacity, resulting in flower brand sales increasing 167% over 2019 and expansion of owned brand product offerings resulting in concentrates brand sales increasing 154% over 2019 and edible brand sales increasing 103% over 2019. Customer onboarding and targeted marketing initiatives also favorably impacted owned brand sales.

●
Revenues in 2020 were adversely impacted by a strategic decision to focus on agency and distributed brands that realize a higher per order sales level. As a result, the number of agency brands carried by the Company in 2020 declined by approximately 60% and no new agency brands were onboarded, and, the number of distributed brands carried by the Company declined by approximately 85%, and only two new distributed brands were onboarded in 2020.

Lowell Farms expects to continue its focus on profitable sales growth in 2021 primarily through increased cultivation yields as a result of completing greenhouse renovations in 2020, including installation of environmental monitoring equipment designed to significantly reduce plant stress should the Company encounter severe temperature and atmospheric conditions as occurred at the end of the summer in 2020. Flower capacity in 2021 is expected to increase to over 40,000 pounds harvested, more than twice the harvest in 2020. The increased output will also increase internally sourced materials for distillation and concentrate products. Revenues are also expected to increase, although at a lesser pace, through improved penetration of edible products and selective new product introductions including pre-rolls, vapes and gummies. Our focus on agency and distributed brand sales will continue to be on those brands that realize a higher per order sales level that will enable profitable growth. As a result, we expect agency and distributed brand sales to decline from 2020 levels.

Cost of Sales, Gross Profit and Gross Margin

Cost of goods sold consist of direct and indirect costs of production and distribution, and includes amounts paid for direct labor, raw materials, packaging, operating supplies, and allocated overhead, which includes allocations of rent, insurance, managerial salaries, utilities, and other expenses, such as employee training and product testing. The Company manufactures products for certain brands that do not have the capability, licensing or capacity to manufacture their own products. The fees earned for these activities absorbs fixed overhead in manufacturing. Our focus in 2021 is on flower, pre-rolls and concentrates from our expanded cultivation operations, and on increased vertical integration utilizing greater internally sourced biomass for edible and vape products. We are focusing on executing smaller, more frequent production runs to lower inventory working capital, optimize efficiencies and expedite product getting to the market faster, while continuing to decrease third party manufacturing activities.

Year Ended December 31,
(in thousands)	2020	2019
Net revenue	$42,618	$37,045
Cost of goods sold	$40,413	$47,790
Gross profit (loss)	$2,205	$(10,745)
Gross margin	5.2%	-29.0%

Gross margin was 5.2% and (29.0)% in the year ended December 31, 2020 and 2019, respectively. The improvement between periods in gross profit and gross margin is primarily due efficiencies from the 108% increase in owned brand revenue, reflecting increased. Cultivation output of flower and biomass which more than doubled in 2020 over 2019 on a similar cost base. Additionally, the 51% reduction in revenue from lower margin agency and distributed brands had an unfavorable impact on gross profit of approximately $0.7 million while having a favorable year-to-year impact on gross margin.

Total Operating Expenses

Total operating expenses consist primarily of costs incurred at our corporate offices; personnel costs; selling, marketing, and other professional service costs including legal and accounting; and licensing costs. Sales and marketing expenses consist of selling costs to support our customer relationships, including investments in marketing and brand activities and corporate infrastructure required to support our ongoing business. We expect selling costs as a percentage of revenue to decrease as our business continues to grow, due to efficiencies associated with scaling the business, and reduced focus on non-core brands. We expect to incur periodic acquisition and transaction costs related to expansion efforts and to continue to invest where appropriate in the general and administrative function to support the increasing complexity of the cannabis business.

Year Ended December 31,
(in thousands)	2020	2019
Total operating expenses	$18.013	$34,836

Total operating expenses decreased $16,823 for the year ended December 31, 2020 compared to the prior year. The decrease is primarily attributable to the reduction in general and administrative salaries and expenses through cost cutting initiatives and fully burdening distribution operations in cost of goods sold. Stock based compensation expense in 2020 decreased $1,185 as restricted stock unit grants associated with the reverse takeover fully vested at the end of the first quarter in 2020. In addition, operating expenses in 2019 include $2,251 of transaction costs related to the reverse takeover and acquisition-related costs. Operating expenses declined as a percentage of sales from 100% in 2019 to 48% in 2020. While operating expenses are expected to increase as owned brand marketing and infrastructure expenditures are incurred in support of revenue increases, operating expenses as a percentage of sales are expected to continue to decline.

Total other income (expense), net

Year Ended December 31,
(in thousands)	2020	2019
Total other income/(expense)	$(5,878)	$(4,148)

Other expense in 2020 included a loss of $4,367 on the termination of the agreement to purchase the Nevada and Oregon operations of W Vapes and the sale of the Las Vegas facility while 2019 included $2,250 in unrealized losses from investments. Interest expense increased $1,179 in 2020 due to bridge financing and convertible debentures entered into in the current year.

Net Loss

Year Ended December 31,
(in thousands, except per share amounts)	2020	2019
Net loss	$(21,910)	$(49,934)
Net loss per share:
Basic and Diluted	$(0.65)	$(1.59)
Shares used in per share calculation:
Basic and Diluted	33,940	31,379

Net loss reduced $37,920, or 75%, in 2020 as a result of the factors noted above.

Summary of Quarterly Results

The table below presents selected financial information for each of the eight most recently completed quarters

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2020
Revenue	$9,442	$9,894	$14,131	$9,151
Gross profit (loss)	$(1,729)	$(1,263)	$4,979	$218
Operating income (loss)	$(7,109)	$(4,788)	$772	$(4,683)
Income(loss) before income taxes	$(7,849)	$(8,732)	$(1,052)	$(4,053)
Net income (loss)	$(7,874)	$(8,757)	$(1,171)	$(4,108)
Loss per share – basic and diluted	$(0.24)	$(0.26)	$(0.04)	$(0.11)
2019
Revenue	$6,434	$9,689	$10,119	$10,803
Gross profit (loss)	$2,487	$(1,021)	$(7,524)	$(4,687)
Operating loss	$(1,500)	$(8,923)	$(19,139)	$(16,019)
Income before income taxes	$(2,676)	$(8,176)	$(21,343)	$(17,534)
Net loss	$(2,676)	$(8,679)	$(20,884)	$(17,965)
Loss per share - basic and diluted		$(0.2 7)	$(0.65)	$(0.55)

LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, capital expenditures, general corporate purposes, and to a lesser extent debt service. Our primary source of liquidity is funds generated by financing activities. Our ability to fund our operations, to make planned capital expenditures, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, and ability to obtain equity or debt financing, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control. Cash generated from ongoing operations in 2020 were not sufficient to fund operations and, in particular, to fund the Company’s cultivation capital expenditures in the short-term, and growth initiatives in the long-term. The Company raised additional funds from a $16.1 million convertible debt financing which was initially funded in April 2020 and finalized in May 2020 and a $25.0 million equity financing in December 2020.

As of December 31, 2020, the Company had $25.8 million of cash and cash equivalents, and $30.9 million of working capital, compared to $1.3 million of cash and cash equivalents and $9.3 million of working capital as of December 31, 2019.

The Company is focused on improving its balance sheet by improving accounts receivable collections, right-sizing inventories and increasing gross profits. We have taken a number of steps to improve our cash position and to continue to fund operations and capital expenditures including:

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Entered into a $16.1 million senior secured convertible debenture and warrant purchase agreement in April 2020. The debentures bear interest at 5.5% per annum and will mature in October 2023. See Note 14 in the consolidated financial statements.

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Accelerated cultivation facility renovations which are expected to result in an increase in flower and trim output by over two times in 2021, and over 4 times compared to 2019.

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Completed a 23 million subordinate voting share offering in December 2020 which generated $25.0 million in net proceeds.

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Terminated the technology agreement with our e-commerce partner to reduce distribution expenses.

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Scaled back our investment in and support for non-core brands.

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Reduced accounts receivable in excess of $2.3million in 2020.

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Restructured our organization and identified operating, selling and administrative expense cost reductions, which includes component cost reductions, reorganization of our sales and commission structure and realignment or our discount programs.

The Company realized considerable margin improvement in 2020 as greenhouse renovations were substantially completed, low profit agency and distributed brands were eliminated and operational efficiencies improved.

Private Placement

In connection with the RTO, on April 2, 2019 , we completed a private placement offering (the "Private Placement"), in which 3,436 subscription receipts ("Subscription Receipts") of a special purpose finance vehicle ("Finance Co") were issued at a price of CDN$15.65 per Subscription Receipt for gross proceeds of approximately US$40 million. The gross proceeds of the Private Placement, less certain associated expenses, were deposited into escrow (the "Escrowed Proceeds") pending satisfaction of certain specified release conditions (the "Escrow Release Conditions"), all of which were satisfied immediately prior to the completion of the RTO. As a result, the Escrowed Proceeds were released to FinanceCo prior to the closing of the RTO, and each Subscription Receipt was automatically converted, for no additional consideration, into one common share of FinanceCo. Following satisfaction of the Escrow Release Conditions, in connection with the RTO, the Company acquired all of the issued and outstanding FinanceCo shares pursuant to a three-cornered amalgamation, and the former holders thereof (including the former holders of FinanceCo Shares acquired upon conversion of the Subscription Receipts) each received one Subordinate Voting Share in exchange for each FinanceCo share held.

Cash Flows

The following table presents the Company's net cash inflows and outflows from the condensed interim consolidated financial statements of the Company for the years ended December 31, 2020 and 2019.

Year Ended December 31,			Change
(in thousands)	2020	2019	$	%
Net cash used in operating activities	$(7,752)	$(39,323)	$31,571	80%
Net cash used in investing activities	(5,607)	(10,061)	4,454	44%
Net cash provided by financing activities	37,765	40,418	(2,653)	-7%
Change in cash and cash equivalents and restricted cash	$24,406	$(8,966)	$33,372	372%

Cash used in operating activities

Net cash used in operating activities was $7,752 for the year ended December 31, 2020, a decrease of $31.6 million or 80%, compared to the year ended December 31, 2019. The reduction was primarily driven by the $28.0 million reduction in net loss. Inventory decreased $0.5 million in the current year compared to a reduction of $1.6 million in 2019, reflecting a continuing focus on reducing inventory days on hand for manufactured product. Accounts receivable decreased by $1.0 million in 2020 compared to an increase of $6.2 million in 2019 reflecting significant collections focus in the current year.

Cash used in investing activities

Net cash used in investing activities was $5,607 for the year ended December 31, 2020, a decrease of $4.5 million, compared to the prior year. Capital expenditures of $6.9 million, principally associated with greenhouse renovations, were comparable to $10.0 million in capital expenditures in the same period last year. Capital expenditures in 2019 included a $4.1 million purchase of a building in Nevada which was sold in 2020, and the Company received $0.5 million of proceeds in the current year and an additional $2.8 million in January 2021. Greenhouse renovations were substantially completed at the end of the third quarter in 2020. Remaining construction at the cultivation facility consists primarily of the construction of a head house for drying and processing of flower and biomass, which is expected to be completed around the end of the first quarter in 2021.

Cash provided by financing activities

Net cash provided by financing activities was $37,765 for the year ended December 31, 2020, compared to $40,418 in the prior year. The inflow consisted primarily of $15.2 million in net proceeds from the convertible debenture financing in the second quarter and $25.0 million in net proceeds from the subordinate voting share offering in the fourth quarter. The inflow in 2019 was the result of the $40 million Private Placement financing.

We expect that our cash on hand and cash flows from operations, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Working Capital and Cash on Hand

The following table presents the Company's cash on hand and working capital position as of December 31, 2020 and 2019.

	December 31,		Change
(in thousands)	2020	2019	$	%
Working capital(1)	$30,883	$9,330	$21,553	231%
Cash on hand	$25,751	$1,344	$24,407	1816%
(1) Non-GAAP measure - see Non-GAAP Financial Measures in this MD&A.

At December 31, 2020, we had $25,751 of cash and $30,883 of working capital, compared with $1,344 of cash and $9,330 of working capital at December 31, 2019. The increase in cash was primarily due to the convertible debenture financing and subordinate voting share offering, offset by capital expenditures and increases in inventories and biological assets.

The Company’s working capital is expected to be significantly impacted by the growth in operations, increased cultivation output, and continuing margin improvement.

CHANGES IN OR ADOPTION OF ACCOUNTING PRONOUNCEMENTS

This MD&A should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2020 and 2019. The Company implemented the following additional policies beginning January 1, 2019:

In May 2020, the SEC adopted the final rule under SEC release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, amending Rule 1-02(w)(2) which includes amendments to certain of its rules and forms related to the disclosure of financial information regarding acquired or disposed businesses. Among other changes, the amendments impact SEC rules relating to (1) the definition of “significant” subsidiaries, (2) requirements to provide financial statements for “significant” acquisitions, and (3) revisions to the formulation and usage of pro forma financial information. The final rule becomes effective on January 1, 2021; however, voluntary early adoption is permitted. The Company early adopted the provisions of the final rule in 2020. The guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use (ROU) asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases Topic 842 Target improvements, which provides an additional (and optional) transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which further clarifies the determination of fair value of the underlying asset by lessors that are not manufacturers or dealers and modifies transition disclosure requirements for changes in accounting principles and other technical updates. The Company adopted the standard effective January 1, 2019 using the modified retrospective adoption method which allowed it to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with the adoption of the new lease pronouncement, the Company recorded a charge to accumulated deficit of $847.

Effects of Adoption

The Company has elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Company additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of its leases and (2) not recognize on its balance sheet leases with terms less than twelve months.

The Company determines if an arrangement is a lease at inception. The Company leases certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2019 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2019 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. The Company generally concluded that it is not reasonably certain to exercise these options due primarily to the length of the original lease term and its assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Current finance lease obligations consist primarily of cultivation, manufacturing and distribution facility leases.

Refer to the Summary of Effects of Lease Accounting Standard Update Adopted in First Quarter of 2019 below for further details.

Leases accounted for under the new standard have initial remaining lease terms of one to seven years. Certain of our lease agreements include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Summary of Effects of Lease Accounting Standard Update Adopted in First Quarter of 2019

The cumulative effects of the changes made to our consolidated balance sheet as of the beginning of the first quarter of 2019 as a result of the adoption of the accounting standard update on leases were as follows:

		Effects of adoption of lease accounting
		standard update related to:
				With effect of
				least accounting
	As filed	Recognition of	Total Effects	standard update
(in thousands, $US)	December 31, 2018	Operating Leases	of Adoption	January 1, 2019
Assets
Property and equipment, net	$4,063	$23,594	$23,594	$27,656

Liabilities
Current portion of long-term debt	147	1,492	1,492	1,639
Long-term debt, net	389	22,948	22,948	23,337

Equity
Accumulated Deficit	(20,201)	(847)	(847)	(21,047)

Total	$23,728	$-	$-	$23,728

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” and subsequent amendments to the initial guidance: ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, ASU 2019-05 “Financial Instruments-Credit Losses”, ASU 2019-11 “Codification Improvements to Topic 326, Financial Instruments - Credit Losses” (collectively, Topic 326),ASU 2020-02 Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842) and ASU 2020-03 Codification Improvements to Financial Instruments. Topic 326 requires measurement and recognition of expected credit losses for financial assets held. This guidance is effective for the year ended December 31, 2020. The Company believes that the most notable impact of this ASU will relate to its processes around the assessment of the adequacy of its allowance for doubtful accounts on trade accounts receivable and the recognition of credit losses. We continue to monitor the economic implications of the COVID-19 pandemic, however based on current market conditions, the adoption of the ASU did not have a material impact on the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), Clarifying the Interaction between Topic 808 and Topic 606. This guidance amended Topic 808 and Topic 606 to clarify that transactions in a collaborative arrangement should be accounted for under Topic 606 when the counterparty is a customer for a distinct good or service (i.e., unit of account). The amendments preclude an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. This guidance is effective for the year ended December 31, 2020. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

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Estimated Useful Lives and Depreciation of Property and Equipment– Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

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Estimated Useful Lives and Amortization of Intangible Assets– Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any.

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Fair Value of Investments in Private Entities – The Company uses discounted cash flow model to determine fair value of its investment in private entities. In estimating fair value, management is required to make certain assumptions and estimates such as discount rate, long term growth rate, estimated free cash flows.

●
Share-Based Compensation– The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and warrants granted. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

●
Deferred Tax Asset and Valuation Allowance– Deferred tax assets, including those arising from tax loss carry-forwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities; current portion of long-term debt; and long-term debt. The carrying values of these financial instruments approximate their fair values.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used to make the measurements. The hierarchy is summarized as follows:

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Level 1 — Quoted prices (unadjusted) that are in active markets for identical assets or liabilities

●
Level 2 — Inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

●
Level 3 — Inputs for assets or liabilities that are not based upon observable market data

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assess the impact and likelihood of those risks. These risks include: market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Credit Risk

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Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying amount of cash and cash equivalents and accounts receivable. All cash and cash equivalents are placed with U.S. and Canadian financial institutions.

●
The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as a significant portion of its sales are transacted with cash.

Liquidity Risk

●
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

●
In addition to the commitments outlined in Note 19, the Company has the following contractual obligations:

	Maturity: < 1 Year		Maturity: > 1 Year
	December 31,		December 31,
(in thousands)	2020	2019	2020	2019
Accounts payable and Other accrued liabilities	$10,996	$9,060	$-	$-

Market Risk

●
Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Interest Rate Risk

●
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates; therefore, the Company is not exposed to interest rate risk on these financial liabilities. The Company considers interest rate risk to be immaterial.

Price Risk

●
Price risk is the risk of variability in fair value due to movements in equity or market prices. Cannabis is a developing market and likely subject to volatile and possibly declining prices year over year as a result of increased competition. Because adult-use cannabis is a newly commercialized and regulated industry in the State of California, historical price data is either not available or not predictive of future price levels. There may be downward pressure on the average price for cannabis. There can be no assurance that price volatility will be favorable to Indus or in line with expectations. Pricing will depend on general factors including, but not limited to, the number of licenses granted by the local and state governments, the supply such licensees are able to generate and consumer demand for cannabis. An adverse change in cannabis prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its valuation.

Asset Forfeiture Risk

●
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking Risk

●
Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable.

SELECTED FINANCIAL DATA

Years Ended December 31,
(in thousands, except per share amounts)	2020	2019	2018	2017	2016
Consolidated Operations
Net revenue	$42,618	$37,045	$17,199	$15,468	$4,676
Gross profit/(loss)	$2,205	$(10,745)	$4,063	$1,763	$692
Operating loss	$(15,808)	$(45,581)	$(7,330)	$(5,976)	$(3,358)
Loss before income taxes	$(21,686)	$(49,729)	$(8,614)	$(7,258)	$(3,439)
Net loss	$(21,910)	$(49,934)	$(8,711)	$(7,280)	$(3,439)
Net loss per share - basic and diluted	$(0.65)	$(1.59)
Weighted average shares outstanding - basic and diluted	$33,940	$31,379
Consolidated Financial Position
Cash	$25,751	$1,344	$10,310	$2,229	$2,807
Current assets	$46,605	$21,381	$31,253	$8,809	$4,949
Property, plant and equipment, net	$49,243	$42,972	$4,063	$1,649	$960
Total assets	$97,416	$68,534	$37,465	$12,171	$6,133
Current liabilities	$15,723	$12,051	$4,436	$7,753	$1,126
Working capital	$30,883	$9,330	$26,817	$1,056	$3,823
Long-term notes payable including current portion	$15,217	$506	$536	$12,276	$4,524
Capital lease obligations including current portion	$45,393	$35,836	$-	$-	$-
Total stockholders' equity	$31,156	$23,686	$32,640	$(5,211)	$541

Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 3. PROPERTIES.

Lowell Farms presently leases its facilities through its subsidiaries. The following table sets forth information about our properties. We believe that these facilities are generally suitable to meet our needs.

Location	Square Feet	Purpose	Lease Expiration Dates
Salinas	15,000	Manufacturing	June 30, 2029 7
Salinas	8,000	Administrative	December 31, 2021 8
Salinas	20,000	Distribution and flower packaging	December 31, 2021 9
Monterey County	225,000	Cultivation	December 31, 2034 10
Los Angeles	10,000	Distribution	November 30, 2024
Sun Valley	11,000	Manufacturing	May 31, 2023 11
Total square footage	288,000

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of our Subordinate Voting Shares as of March 1, 2021 by:

o
each person or entity known by us to own beneficially more than 5% of our outstanding Subordinate Voting Shares;

o
each of our directors and executive officers individually; and

o
all of our executive officers and directors as a group.

The Super Voting Shares carry 1,000 votes per share and the Subordinate Voting Shares carry 1 vote per share. As of March 1, 2021, the Super Voting Shares represent approximately 75.0% of the voting power of our outstanding voting securities and approximately 44.1% of the voting power of our voting securities on a fully diluted basis. The Super Voting Shares are held by Robert Weakley, who has entered into an agreement with the Company to vote the Super Voting Shares in accordance with the voting agreement described below and otherwise as directed by our board of directors. Mr. Weakley served as Chairman and Chief Executive Officer of the Company from the date of the RTO until April 2020 and thereafter as a member of our board of directors until October 2020.

In connection with the closing of the Convertible Debenture Offering, the Company and Mr. Weakley entered into a voting agreement with the investors in the Convertible Debenture Offering pursuant which Mr. Weakley and such investors agreed to maintain the size of our board of directors at seven directors and to vote all of their voting securities (including the Super Voting Shares) to elect three persons designated by the debenture holders (currently George Allen, Brian Shure and Kevin McGrath), three persons designated by a majority of the incumbent directors or their successors or, in the event no such director is then serving, Mr. Weakley (currently Mark Ainsworth, William Anton and Stephanie Harkness) (“Indus Directors”) and one person designated by mutual agreement of a majority of the investor directors and a majority of the Indus Directors (currently Bruce Gates). Beneficial ownership of the shares held by Mr. Weakley and the investors in the Convertible Debenture Offering has not been attributed to one another by reason of the voting agreement for purposes of the calculations in the table below.
_________________
7 Lowell Farms has two 4-year extension options.
8 Lowell Farms has one 4-year extension option.
9 Lowell Farms has four 2-year extension options.
10 Lowell Farms has five 5-year extension options.
11 Managed by Lowell Farms pursuant to the management services agreement with Hacienda entered into in connection with the Lowell Acquisition.

To our knowledge, except as discussed above, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of our securities or any of our parents, the operation of which may at a subsequent date result in a change in control of our company. Unless otherwise noted below, the address of each other person listed on the table is c/o Lowell Farms Inc., 19 Quail Run Circle – Suite B, Salinas, California 93907.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with the SEC rules, shares of our shares that may be acquired upon exercise or vesting of equity awards within 60 days of the date of the table below are deemed beneficially owned by the holders of such options and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. As of March 1, 2021, 67,493,463 Subordinate Voting Shares were issued and outstanding.

Beneficial Owner Executive Officers and Directors	Subordinate Voting Shares Beneficially Owned	Percentage of Subordinate Voting Shares Beneficially Owned (%)
Directors and Named Executive Officers:
George Allen (1)	114,684,108	63.04%
Mark Ainsworth (2)	1,607,265	2.33%
Stephanie Harkness (3)	1,494,559	2.17%
William Anton (4)	3,360,831	4.75%
Kevin McGrath (5)	10,470,301	13.48%
Brian Shure (6)	307,776	*
Bruce Gates	8,200	*
Kelly McMillin (7)	91,058	*
Jenny Montenegro (8)	92,326	*
All executive officers and directors as a group (9 persons)	132,110,540	66.50%

5% or Greater Stockholders:
Geronimo Fund (9)	106,675,002	61.25%

*	Represents beneficial ownership of less than 1%.
(1)
Includes 52,537,438 Subordinate Voting Shares issuable upon the conversion of convertible debentures and 52,537,438 Subordinate Voting Shares issuable upon the exercise of warrants held by Geronimo Central Valley Opportunity Fund, LLC; 800,063 Subordinate Voting Shares issuable upon the conversion of convertible debentures and 800,063 Subordinate Voting Shares issuable upon the exercise of warrants held by Geronimo CVOF Manager, LLC (together with Geronimo Central Valley Opportunity Fund, LLC, the “Geronimo Fund”); 3,804,303 Subordinate Voting Shares issuable upon the conversion of convertible debentures and 3,804,303 Subordinate Voting Shares issuable upon the exercise of warrants held by Geronimo Capital, LLC; and 133,500 Subordinate Voting Shares issuable upon the exercise of warrants held by Mr. Allen. Mr. Allen is the sole member of Geronimo Capital, LLC and the sole manager of Geronimo CVOF Manager, LLC. Geronimo CVOF Manager, LLC is the sole manager of Geronimo Central Valley Opportunity Fund, LLC.

(2)	Includes 1,432,567 Subordinate Voting Shares issuable upon redemption of Sub Convertible Shares and 137,500 Subordinate Voting Shares issuable upon the exercise of options held by Mr. Ainsworth.
(3)
Includes 811,104 Subordinate Voting Shares issuable upon redemption of Sub Convertible Shares, 177,500 Subordinate Voting Shares issuable upon the exercise of warrants and 10,000 Subordinate Voting Shares issuable upon the exercise of options held by Ms. Harkness; and 190,231 Subordinate Voting Shares issuable upon redemption of Sub Convertible Shares and 245,724 Subordinate Voting Shares issuable upon the exercise of warrants held by Opes Holdings, LLC, which is controlled by Ms. Harkness. Excludes 482,667 Subordinate Voting Shares issuable upon redemption of Sub Convertible Shares and 22,500 Subordinate Voting Shares issuable upon the exercise of warrants held by Ms. Harkness’ spouse, as to which Ms. Harkness disclaims beneficial ownership.

(4)
Includes 1,026,095 Subordinate Voting Shares issuable upon the conversion of convertible debentures, 1,271,819 Subordinate Voting Shares issuable upon the exercise of warrants and 532,917 Subordinate Voting Shares issuable upon redemption of Sub Convertible Shares held by Anton Enterprises, Inc., which is controlled by Mr. Anton. Also includes 460,000 Subordinate Voting Shares issuable upon redemption of Sub Convertible Shares and 10,000 Subordinate Voting Shares issuable upon the exercise of options held by Mr. Anton.

(5)	Includes 5,015,984 Subordinate Voting Shares issuable upon the conversion of convertible debentures and 5,150,984 Subordinate Voting Shares issuable upon the exercise of warrants held by Mr. McGrath.
(6)	Includes 108,388 Subordinate Voting Shares issuable upon the exercise of warrants held by Mr. Shure.
(7)	Includes 25,000 Subordinate Voting Shares issuable upon redemption of Sub Convertible Shares and 63,750 Subordinate Voting Shares issuable upon the exercise of options held by Mr. McMillin.
(8)	Includes 88,750 Subordinate Voting Shares issuable upon the exercise of options held by Ms. Montenegro.
(9)
Consists of 53,337,501 Subordinate Voting Shares issuable upon the conversion of convertible debentures and 53,337,501 Subordinate Voting Shares issuable upon the exercise of warrants held by Geronimo Fund.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Directors and Executive Officers

Below are the names of and certain information regarding our executive officers and directors:

Name	Age	Position
George Allen	45	Chairman
Mark Ainsworth	46	Chief Executive Officer and Director
Stephanie Harkness	77	Director
William Anton	79	Director
Kevin McGrath	47	Director
Brian Shure	44	Chief Financial Officer and Director
Bruce Gates	60	Director
Jenny Montenegro	37	Chief Operating Officer
Kelly McMillin	57	Chief Compliance Officer

George Allen has served as the non-executive Chairman and a director of the Company since April 2020. Mr. Allen is the Founder of Geronimo Capital LLC, a cannabis-industry investment firm, and has been its Managing Member since April 2019. Mr. Allen was the President of Acreage Holdings, a cannabis multi-state operator, from August 2017 to April 2019. At the time of his departure from Acreage Holdings, it was the largest multi-state operator with the broadest footprint in the United States. Mr. Allen was the Chief Investment Officer of Cambridge Information Group, family investment office, from July 2015 to August 2017. Mr. Allen holds a Bachelor of Science degree in Mechanical Engineering from Yale University. From 2011 to 2014 Mr. Allen led an acquisition-driven restructuring of Blucora (NASDAQ: BCOR) into a leading provider of wealth management and tax software and prior to Blucora, Mr. Allen spent nine years at Warburg Pincus, managing investments in the communication, media and technology sectors, and Goldman Sachs in New York and Hong Kong, where he invested capital in distressed securities The Company believes that Mr. Allen’s extensive public company and executive-level experience and his expertise in strategy, mergers and acquisitions and corporate finance qualify him to serve as our Chairman.

Mark Ainsworth has served as Chief Executive Officer and as a director of the Company since April 2019. Mr. Ainsworth previously served as the Company’s Chief Operating Officer (November 2019 to April 2020) and Executive Vice President (April 2019 to April 2020) and as Executive Vice President of Indus Holding Company (inception to April 2019). In 2006, Mr. Ainsworth founded Pastry Smart, an American Humane Certified and Organic bakery and confectionery manufacturer. He has been a member of the American Culinary Federation since 2013. The Company believes that Mr. Ainsworth’s long history as an entrepreneur and as a co-founder of the Company as well as his executive-level experience qualify him to serve as a member of our Board.

Stephanie Harkness has served as an independent director of the Company since April 2019. Ms. Harkness is the Managing General Partner of OPES Holdings, LLC, a venture capital and private equity firm. From 1980 to 2011 Ms. Harkness was CEO of Pacific Plastics & Engineering, a leading medical device manufacturer in the San Francisco Bay area. Ms. Harkness was formerly the Chairperson of National Association of Manufacturers, a member of the Board of Directors for Dignity Health Hospital, and Chair of the Silicon Valley Capital Club Board of Governors. Ms. Harkness holds a B.S. degree from California Polytechnic State University. The Company believes that Ms. Harkness’ extensive experience as a senior executive and director and her lengthy history of value creation with companies at both early and later stages of their development qualify her to serve as a member of our Board.

William Anton has served as an independent director of the Company since April 2019. Mr. Anton has served as Chairman and CEO of Anton Enterprises, Inc. since 2005 and Managing Partner of Anton Venture Capital Fund LLC since 2004. Prior to Anton Enterprises he was Chairman of Anton Airfood, Inc. from 1989 to 2005, the airport foodservice company he founded. Mr. Anton is Chairman Emeritus of the Board of Trustees of the Culinary Institute of America. He also serves on the Board of Trustees of Media Research Corporation, the Board of Directors of QSpex Technologies Inc., and is a member of the Board of Governors of the Thalians Foundation for Mental Health at Cedars-Sinai. Mr. Anton formerly served on the Board of Directors of Air Chef Corporation, a leading private aviation catering firm in North America, the Board of Directors for Morton's Restaurant Group, the Board of the British Restaurant Association, the Board of Trustees of the William F. Harrah College - University of Nevada in Las Vegas, and the National Restaurant Association Education Foundation. The Company believes that Ms. Anton’s extensive experience as a senior executive and director and his lengthy history of value-creation as a founder and entrepreneur qualify him to serve as a member of our Board.

Kevin McGrath has served as an independent director of the Company since April 2020. Mr. McGrath holds stakes in privately held medical cannabis companies such as Theraplant LLC and Leafline Labs LLC as well as being an early investor and former special advisor to GrowGeneration. Mr. McGrath is a member of the board of directors of NextGen Pharma/Bwell Group. Prior to joining Indus’ board Mr. McGrath was a founding partner of Merus Capital Partners, a New York City-based Hedge Fund. Mr. McGrath has held portfolio manager titles at Millennium Capital Management, Quad Capital Advisors and First New York securities. Mr. McGrath is a graduate of the University of Notre Dame. The Company believes that Ms. McGrath’s experience as a director, his expertise in corporate finance and his deep knowledge of the cannabis industry qualify him to serve as a member of our Board.

Brian Shure has served as a director of the Company since April 2020 and was appointed as Chief Financial Officer in November 2020. Mr. Shure leads Ambrose Capital Partners, an investment management firm, directing public and private investments where he has served as President since 2008. Mr. Shure served as Chief Financial Officer of MedData, a revenue cycle management company in the healthcare industry, where he oversaw significant organic and M&A growth. Mr. Shure joined MedData following the company’s acquisition of Cardon Outreach, where he led finance and M&A strategy as Chief Financial Officer. The Company believes that Mr. Shure’s extensive experience as a financial executive and his expertise in mergers and acquisitions and corporate finance qualify him to serve as a member of our Board.

Bruce Gates has served as an independent director of the Company since October 2020. Mr. Gates founded and since November 2017 has served as the President of Three Oaks Strategies, LLC, a multi-disciplined consultancy firm, and of Three Oaks Asset Management, LLC, a family office and venture capital firm. Mr. Gates was the Senior Vice President, External Affairs for Altria Group, Inc. from 2008 until October 2017. Mr.Gates served as a directors of Cronos Group Inc. (Nasdaq: CRON) and as the Chair of its compensation committee from March 2019 to March 2020.   Mr. Gates received his B.A. from the University of Georgia. The Company believes that Mr. Gates’ extensive experience as a senior executive and director qualifies him to serve as a member of our Board.

Jenny Montenegro joined the Company leadership team in June 2020. Previously Ms. Montenegro served as Vice President of Commercialization from August 2019 to June 2020, where she was responsible for planning and managing the timeline of launch of brand products into the market. Prior to joining Lowell Farms, Ms. Montenegro served as the Founding Vice President of Consumer Packaged Goods and Operations. Ms. Montenegro served as Vice President – Operations and Marketing of The Organic Coop from April 2016 to August 2019. Prior to that, Ms. Montenegro served as a regional buyer at Costco Wholesale, where she worked from October 2001 to April 2016.

Kelly McMillin has served as Chief Compliance Officer of the Company since October 2017. As Chief of the Salinas Police Department beginning June 2012, Mr. McMillin served as a board member of the California Cities Violence Prevention Network and a representative to the U.S. Department of Justice’s National Forum on Youth Violence Prevention. Mr. McMillin holds a Bachelor of Arts from Saint Mary’s College of California and a Master of Public Policy from the Panetta Institute at Cal State University, Monterey Bay. He is a 2003 graduate of the 213th session of the FBI National Academy at Quantico.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements between Officers and Directors

Except as set forth in this Form 10, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which such officer or director was selected to serve as an officer or director of the Company.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, no director or executive officer of the Company has been involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

ITEM 6. EXECUTIVE COMPENSATION.

Executive and Director Compensation

Summary Compensation Table

The following table provides the compensation paid to our principal executive officer and other executive officers whose total compensation exceeded $100,000 for the years ended December 31, 2020 and December 31, 2019.

Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Stock Awards	Option Awards	Nonequity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Mark Ainsworth (2) Chief Executive Officer	2020	$250,000	$-	$38,205	$85,427	$-	$-	$-	$373,632
	2019	$250,000	$-	$758,626	$-	$-	$-	$-	$1,008,626
Brian Shure (3) Chief Financial Officer	2020	$36,059	$-	$37,266	$158,114	$-	$-	$-	$231,439
	2019	$-	$-	$-	$-	$-	$-	$-	$-
Jenny Montenegro (4) Chief Operating Officer	2020	$121,875	$-	$-	$-	$-	$-	$-	$121,875
	2019	$-	$-	$-	$-	$-	$-	$-	$-
Kelly McMillin Chief Compliance Officer	2020	$131,794	$-	$-	$10,438	$-	$-	$-	$142,232
	2019	$128,291	$-	$151,725	$-	$-	$-	$-	$280,016
Robert Weakley (5) Former Chief Executive Officer	2020	$109,375	$-	$-	$-	$-	$-	$200,000	$284,375
	2019	$375,000	$-	$758,626	$-	$-	$-	$-	$1,133,626
Steve Neil (6) Chief Financial Officer	2020	$220,833	$-	$63,675	$94,519	$-	$-	$-	$379,027
	2019	$-	$-	$-	$-	$-	$-	$-	$-
Tina Maloney (7) Former Chief Financial Officer	2020	$-	$-	$-	$-	$-	$-	$-	$-
	2019	$238,942	$-	$606,900	$-	$-	$-	$-	$845,842
Joe Bayern (8) President	2020	$-	$-	$-	$-	$-	$-	$-	$-
	2019	$293,365	$-	$151,725	$577, 001	$-	$-	$30,782	$1,052,873

(1)
Bonuses for 2020 will be reviewed following the completion of the audit of the Company’s 2020 financial statements.

(2)
Appointed as Chief Executive Officer in April 2020.

(3)
Appointed as Chief Financial Officer in November 2020.

(4)
Appointed as Chief Operating Officer in June 2020.

(5)
Resigned as Chief Executive Officer in April 2020. Mr. Weakley received $200,000 in severance payments during 2020 pursuant to a separation agreement that became effective at the time of his resignation as Chief Executive Officer.

(6)
Appointed as Chief Financial Officer in January 2020 and served until November 2020.

(7)
Retired December 31, 2019.

(8)
Appointed as President in January 2019 and resigned in December 2019.

Executive Employment Agreements

Mark Ainsworth – The Company is party to an employment agreement with Mark Ainsworth dated as of July 1, 2020. Mr. Ainsworth is entitled to an annual base salary of $250,000. He is also eligible to receive annual bonuses in such amounts and subject to such performance metrics or other criteria determined by our board of directors (the "Board") or its Compensation Committee from time to time, including performance-based bonuses or programs as determined at the discretion of the Board. Mr. Ainsworth is also eligible to receive discretionary grants of options. In the event of Mr. Ainsworth's termination without cause, for a period of nine months from the date of such termination, he is entitled to receive continued payment of his base salary and continuation of health insurance benefits. In addition, in the event that, within six months following a "change of control" of the Company, Mr. Ainsworth's title and/or responsibilities are materially diminished or Mr. Ainsworth is terminated without cause, he is entitled, upon notice to the Company given not later than thirty (30) days following such material diminishment or termination, to acceleration of vesting of half of the remaining unvested portion of any stock options or restricted stock awards previously granted to him and any unvested portion shall continue to vest ratably, or be forfeited, in accordance with the terms of such grants.

Brian Shure – The Company is party to an employment agreement with Brian Shure dated as of November 10, 2020. Mr. Shure is entitled to an annual base salary of $ 250,000. He is also eligible to receive annual bonuses in such amounts and subject to such performance metrics or other criteria determined by the Board or its Compensation Committee from time to time, including performance-based bonuses or programs as determined at the discretion of the Board. Mr. Shure was granted options to purchase 300,000 shares of Subordinate Voting Stock of the Company under its 2019 Stock Incentive Plan. 50,000 of the options were vested immediately upon grant and the remaining 250,000 options will vest in four equal annual installments on each anniversary of the date of grant. In the event of Mr. Shure's termination without cause, for a period of six months from the date of such termination, he is entitled to receive continued payment of his base salary and continuation of health insurance benefits. In addition, in the event that, within twelve months following a "change of control" of the Company, Mr. Shure's title and/or responsibilities are materially diminished or Mr. Shure is terminated without cause, he is entitled, upon notice to the Company given not later than thirty (30) days following such material diminishment or termination, to acceleration of vesting of the remaining unvested portion of the options granted.

Non-Employee Director Compensation

The following table summarizes the compensation paid to our non-employee directors for the year ended December 31, 2020.

Name	Stock Awards	Total
George Allen	$-	$-
William Anton	$42,450	$42,450
Bruce Gates	$9,340	$9,340
Stephanie Harkness	$42,450	$42,450
Kevin McGrath	$37,266	$37,266

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information regarding equity-based awards held by our named executive officers as of December 31, 2020.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Mark Ainsworth	12,500	37,500	0.85	1/2/26
		500,000	0.346	4/15/26
					100,000	110,500
Brian Shure		300,000	1.35	11/9/26
					75,000	82,875
Jenny Montenegro	10,000	30,000	0.68	12/10/25
	3,750	11,250	0.85	1/2/26
		300,000	0.346	4/15/26
					85,000	93,925
Kelly McMillin	37,500	37,500	2.0348	10/16/23
	7,500	22,500	0.85	1/2/26
					25,000	27,625

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Transactions

The following includes a summary of transactions during our years ended December 31, 2020, 2019 and 2018 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this Form 10. We are not otherwise a party to a current related party transaction and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

Prior to January 1, 2021, we contracted with Edible Management, LLC, a California limited liability company controlled by Robert Weakley and Mark Ainsworth for various management services, including the development and marketing of our brands, the development of standard operating procedures for the sale of our products in California, industry specific strategic marketing advice, quarterly reporting, sales, legal and human resources support services and coordination efforts with our licensees. In exchange for such services, we reimbursed Edible Management for payroll and all other out-of-pocket expenses on a dollar-for-dollar basis and provide rent free office space to Edible Management. Prior to January 1, 2020, Cypress Manufacturing Company, one of our subsidiaries, also contracted with Edible Management for management services. In addition to the reimbursement of expenses and the provision of free office space, Cypress Manufacturing Company paid Edible Management a monthly incentive commission of 2% of gross sales through June 30, 2018, which amounted to a payment of $650,000 in the aggregate. Effective as of January 1, 2021, the services of Edible Management were discontinued and Wellness Innovation Group Incorporated, a subsidiary of Indus Holding Company, assumed all functions previously conducted by Edible Management. Amounts paid to Edible Management pursuant to the foregoing arrangements were $11.4 million, $15.9 million and $6.1 million for the years ended December 31, 2020, 2019 and 2018. respectively.

Director Independence

Our Board of Directors is comprised of George Allen, Mark Ainsworth, Stephanie Harkness, William Anton, Kevin McGrath, Brian Shure and Bruce Gates, of which all members except George Allen, Mark Ainsworth and Brian Shure are deemed to be independent. Although our securities are not listed on any U.S. national securities exchange, for purposes of independence we use the definition of independence applied by The New York Stock Exchange to determine which directors are “independent” in accordance with such definition.

ITEM 8. LEGAL PROCEEDINGS.

There are no legal proceedings material to the Company to which the Company or a subsidiary thereof is a party or of which any of their respective property is the subject matter, nor or any such proceedings known to the Company to be contemplated, and there have been no such legal proceedings during the Company’s most recently completed financial year.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information. The Subordinate Voting Shares are listed and posted for trading on the Canadian Securities Exchange (“CSE”) under the symbols “LOWL” and “LOWL.WT.” The Subordinate Voting Shares commenced trading on the CSE effective April 30, 2019. Our shares are also traded over-the-counter in the United States in the OTC Market Group, Inc. under the trading symbol “LOWLF.” Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. The following table sets forth trading information for the Subordinate Voting Shares for the periods indicated, as quoted on the CSE.

Period	High Trading Price C ($)	Low Trading Price C($)
Q1 2021 thru 2/18	$2.52	$1.31
Q4 2020	$2.33	$1.17
Q3 2020	$1.99	$0.64
Q2 2020	$1.06	$0.295
Q1 2020	$1.15	$0.24
Q4 2019	$3.84	$0.51
Q3 2019	$9.15	$2.80
4/30/19 - 6/30/19	$15.95	$5.80

Shareholders. We had approximately 170 shareholders of record as of March 5, 2021. This does not include shares held in the name of a broker, bank or other nominees (typically referred to as being held in “street name”).

Dividends.  The Company has not paid dividends and current intends to reinvest any future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Subordinate Voting Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. Apart from the requirement to comply with applicable corporate law in connection with the declaration of any dividend, Lowell Farms is restricted from declaring any dividends or other distributions pursuant to the terms and conditions of the Convertible Debenture Purchase Agreement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2020, with respect to all of our compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders	6,260,750(2)	$0.97	1,851,066
Equity compensation plans not approved by stockholders	-	-	-

(1) In connection with the RTO, the Company assumed the 2016 stock incentive plan of Indus Holding Company and outstanding option awards thereunder became exercisable for Subordinate Voting Shares. Of the Company’s 6,260,750 outstanding awards at December 31, 2020, 922,000 were issued under the legacy 2016 stock incentive plan and the remainder were issued under the Company’s 2019 stock incentive plan. No further awards will be made pursuant to the 2016 stock incentive plan.
(2) Excludes 450,000 restricted stock units granted at $0.33.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information regarding all unregistered securities sold by the Company in connection with the RTO and subsequently:

●
On April 2, 2019, 2670995 Ontario Inc. (“Finco”), a special purpose finance entity organized in connection with the RTO, issued $40,000,000 in subscription receipts to investors, the net proceeds of which were placed in escrow and released to the Company upon the exchange of the Finco subscription receipts for Subordinate Voting Shares, in connection with the closing of the RTO. The Finco subscription receipts and such Subordinate Voting Shares, and the issuance of options for the purchase of 197,533 Subordinate Voting Shares to the financial advisers in the offering, were deemed to be exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S with respect to investors who were not U.S. Persons (within the meaning of Rule 902 of Regulation S). The Finco subscription receipts and such Subordinate Voting Shares were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering with respect to investors who were U.S. Persons.

●
On January 8, 2020, the Company raised $1,500,000 through the issuance of a secured promissory note (the “January Bridge Note”). The issuance of the January Bridge Note was deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

●
On March 13, 2020, the Company raised $2,300,000 through the issuance of a convertible debt instrument and simultaneously amended and restated the January Bridge Note in the principal amount of $1,620,550 including capitalized interest. The issuance of the convertible debt instrument and the amended and restated January Bridge Note were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering.

●
From April 13 through May 22, 2020, the Company raised $16,075,738 through the Convertible Debenture Offering. The debentures issued in the Convertible Debenture Offering are convertible into Subordinate Voting Shares at a conversion price of $0.20 per share and were accompanied by warrants exercisable for a number of Subordinate Voting Shares equal to the number of Subordinate Voting Shares issuable upon conversion of the corresponding debenture at $0.28 per share. The Convertible Debenture Offering was deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

●
On December 21, 2020, the Company announced the closing of an offering of 23,000,000 Units at an offering price of CDN$1.50 per Unit, for aggregate gross proceeds of CDN$34,500,000. Each Unit consisted of one Subordinate Share and one-half of one warrant (with each whole warrant exercisable to purchase one Subordinate Voting Share for CDN$2.20 per share). The Unit offering, and the issuance of options for the purchase of 1,105,140 Units to the underwriters in the Unit offering, were deemed to be exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S with respect to investors who were not U.S. Persons (within the meaning of Rule 902 of Regulation S). The Unit offering was deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering with respect to investors who were U.S. Persons.

●
On February 25, 2021, the Company completed the Lowell Acquisition and issued an aggregate of 22,643,678 Subordinate Voting Shares as partial consideration for the acquired assets and business. The issuance of such shares was deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 under Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

●
From and after the date of the RTO, the Company has granted stock options to purchase an aggregate of 5,730,750 Subordinate Voting Shares at exercise prices ranging from $0.35 to $ 6.07 per share to employees, consultants and directors under the Company’s 2019 Stock Incentive Plan. From and after the date of the RTO, options to purchase 93,750 shares have been exercised for cash consideration in the aggregate amount of $95,381, options to purchase 901,500 shares have been cancelled without being exercised, and options to purchase 7,728,750 shares (including 922,000 options granted pursuant to the 2016 plan and assumed in the RTO) remain outstanding. In addition, the Company has during such period granted an aggregate of 3,051,366 restricted stock units under the 2019 Stock Incentive Plan, of which 1,292,616 units have vested, 143,750 units have been cancelled prior to vesting, and 1,615,000 units are unvested and remain outstanding. Offers, sales and issuances of the foregoing securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors, or bona fide consultants of the Company and received the securities under the Company’s equity incentive plans. Each of the recipients of securities in these transactions had adequate access, through employment, business, or other relationships, to information about the Company.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The authorized capital of the Company is comprised of an unlimited number of Subordinate Voting Shares. As of March 1, 2021, there are 67,493,463 Subordinate Voting Shares outstanding. The following is a summary of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares but does not purport to be complete. Reference should be made to the articles of incorporation of the Company and the full text of their provisions for a complete description thereof, including of the exclusive forum provision described below.

Holders of Subordinate Voting Shares are entitled to receive as and when declared by the Board, dividends in cash or property of the Company. Holders of Subordinate Voting Shares are also entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of Subordinate Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share held. There are 202,590 Super Voting Shares, which are entitled to 1,000 votes per share on issues submitted to the Subordinate Voting Shares except as required by applicable law. Accordingly, as of March 1, 2021, our outstanding The Company, however, believes that its overall capital structure is relevant to the an investor’s decision whether to acquire Subordinate Voting Shares represent approximately 25% of voting power of our outstanding voting securities.

In the event of the liquidation, dissolution or winding-up of the Company, the holders of Subordinate Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares (including, without restriction, the Super Voting Shares) be entitled to participate ratably along with all other holders of Subordinate Voting Shares.

Lowell Farms and certain of its subsidiaries have outstanding securities that are convertible into or redeemable for Subordinate Voting Shares. See “Risk Factors – Risks Related to the Securities of the Company - Future sales of Subordinate Voting Shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Subordinate Voting Shares.”

In connection with the RTO, the Company and Indus Holding Company entered into a Support Agreement dated as of April 26, 2019, which was amended and restated as of April 10, 2020 in connection with the closing of the Convertible Debenture Offering (the “Support Agreement”). The purpose of the Support Agreement is to ensure that pro rata ownership of the Company’s operating subsidiaries by holders of Subordinate Voting Shares is not diluted as Indus Sub Class B Shares and Indus Sub Class C Shares are redeemed for Subordinate Voting Shares. In order to avoid such dilution, the Support Agreement provides that upon any redemption of Indus Sub Class B Shares or Indus Sub Class C Shares for Subordinate Voting Shares, an equivalent number of Indus Sub Class A Shares will be issued to the Company by Indus Holding Company.

The following is a summary of certain terms of the Support Agreement but does not purport to be complete. Reference should be made to the Support Agreement and the full text of its provisions for a complete description thereof.

Pursuant to the Support Agreement, the Company agreed that, so long as any Sub Convertible Shares not owned by or its affiliates are outstanding or any Sub Convertible Shares are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of Indus Holding Company, the Company shall:

o
take all actions reasonably necessary or desirable to permit Indus Holding Company to pay and perform its redemption obligations with respect to Sub Convertible Shares, including by take all actions reasonably necessary or desirable to permit Indus Holding Company to deliver the Subordinate Voting Shares and/or cash due to holders of Sub Convertible Shares upon such redemption in accordance with the provisions of the articles of incorporation of Indus Holding Company; and

o
in the event any Subordinate Voting Shares are issued upon such redemption, subscribe for a number of Indus Sub Class A Shares equal to the number of Subordinate Voting Shares so issued (with the consideration therefor payable by the Company in Subordinate Voting Shares delivered to the holder of such Sub Convertible Shares, or, in the case of Sub Class B Common Shares, cash in amount equal to the cash value of such Sub Convertible Shares as provided in the articles of incorporation of Indus Holding Company).

The Support Agreement also provides, in connection with a primary issuance of Subordinate Voting Shares by the Company, that the Company will subscribe for an equivalent number of Indus Sub Class A Shares in cash using the net proceeds, if any, received by the Company from the issuance of Subordinate Voting Shares.

The Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, take-over bid, arrangement, business combination, or similar transaction with respect to Subordinate Voting Shares is proposed by the Company or is proposed to the Company or its shareholders and is recommended by the Board, or is otherwise effected or to be effected with the consent or approval of the Board, the Company will use reasonable efforts to take such actions as are necessary or desirable to permit holders of Indus Sub Convertible Shares (other than the Company and its affiliates) to participate in the offer to the same extent and on an economically equivalent basis as the holders of Subordinate Voting Shares.
Our articles of incorporation provides that the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom are the sole and exclusive forum for any derivative action brought on behalf of the company. Our articles of incorporation do not limit the ability of investors to bring direct actions outside of British Columbia, Canada, including those arising under the Exchange Act and the Securities Act. Because claims under the Exchange Act and the Securities Act are not typically brought as derivative claims, the Company does not believe that the exclusive forum provision would have a material impact on investors seeking recourse under those statutes. With respect to derivative actions, the choice of forum provision may limit an investor’s ability to bring a derivative claim in a judicial forum of its choosing.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 160 of the Business Corporations Act (British Columbia) (“BCBCA”) provides that a company may do one or both of the following:

(a)
indemnify an eligible party (as defined below) against all eligible penalties (as defined below) to which the eligible party is or may be liable; and

(b)
after the final disposition of an eligible proceeding (as defined below), pay the expenses (which includes costs, charges and expenses (including legal and other fees) but excludes judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

However, after the final disposition of an eligible proceeding, a company must pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party: (i) has not been reimbursed for those expenses; and (ii) is wholly successful, on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding. The BCBCA also provides that a company may pay the expenses, actually and reasonably incurred by an eligible party, as they are incurred in advance of the final disposition of an eligible proceeding if the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under the BCBCA, the eligible party will repay the amounts advanced.

For the purposes of the applicable division of the BCBCA, an “eligible party”, in relation to a company, means an individual who:

(a)
is or was a director or officer of the company;

(b)
is or was a director or officer of another corporation at a time when the corporation is or was an affiliate of the company, or at the request of the company; or

(c)
at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, with some exceptions, the heirs and personal or other legal representatives of that individual.

An “eligible penalty” under the BCBCA means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

An “eligible proceeding” under the BCBCA is a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A “proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

“Expenses” include costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

An “associated corporation” means a corporation or entity referred to in paragraph (b) or (c) of the definition of “eligible party” above.

Notwithstanding the foregoing, the BCBCA prohibits a company from indemnifying an eligible party or paying the expenses of an eligible party if any of the following circumstances apply:

(a)
if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time such agreement was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b)
if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c)
if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interest of the company or the associated corporation, as the case may be; or

(d)
in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Additionally, if an eligible proceeding is brought against an eligible party by or on behalf of the company or an associated corporation, the company must not indemnify the eligible party or pay or advance the expenses of the eligible party in respect of the proceeding.

Whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA, section 164 of the BCBCA provides that, on the application of a company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(a)
order a company to indemnify an eligible party against any liabilities incurred by the eligible party in respect of an eligible proceeding;

(b)
order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)
order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

(d)
order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164; or

(e)
make any other order the court considers appropriate.

The BCBCA provides that a company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

The Company’s articles provide that the Company must, subject to the BCBCA, indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding to the fullest extent permitted by the BCBCA. The Company’s articles provides that each director and officer is deemed to have contracted with the Company on the terms of this indemnity provision.

The Company’s articles define “eligible penalty” to mean a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

“Eligible proceeding” under the Company’s articles means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or an officer or former officer of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty, or fine in, or expenses related to, the proceeding.

“Expenses” under the Company’s articles has the meaning set out in the BCBCA.

The Company’s articles further provide that the Company may, subject to any restrictions in the BCBCA, indemnify any person, including directors, officers, employees, agents and representatives of the Company, and that the failure of a director or officer of the Company to comply with the BCBCA or the Company’s articles does not invalidate any indemnity to which he or she is entitled under the Company’s articles.

The Company is authorized by its articles to purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who: (a) is or was a director, officer, employee or agent of the Company; (b) is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company; (c) at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or (d) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity, against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of Lowell Farms Inc. appear at the end of this report beginning with the Index to Financial Statements on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in our independent registered public accounting firm and there are no disagreements with our independent registered public accounting on accounting and financial disclosures.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) List of all financial statements filed as part of the registration statement.

1. Financial Statements.

The financial statements filed herewith are set forth on the Index to Consolidated Financial Statements on page F-1 of the separate financial section which accompanies this registration statement, which is incorporated herein by reference.

2. Financial Statement Schedules of the Company.

Schedule Number	Description
Schedule II	Valuation and Qualifying Accounts

(b) Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Exhibit Description
2.1	Business Combination Agreement, dated March 29, 2019 between Mezzotin Minerals Inc., Indus Holding Company, 2670995 Ontario Inc. and 2670764 Ontario Inc.
3.1	Articles of Incorporation of Indus Holdings, Inc.
3.2	Certificate of Name Change of Indus Holdings, Inc. to Lowell Farms Inc., dated March 1, 2021.
3.3	Notice of Articles of Lowell Farms Inc.
4.1	Form of Convertible Debenture.
9.1	Voting Agreement, dated as of April 10, 2020, by and among Indus Holdings, Inc., holders of senior secured convertible debentures and Robert Weakley.
9.2	Letter Agreement, dated April 10, 2020, among Indus Holdings, Inc., Edible Management, LLC and Robert Weakley.
10.1	Lease Agreement, dated April 1, 2017, between Tinhouse, LLC and Cypress Holding Company, LLC.
10.2	Amended and Restated Support Agreement, dated as of April 10, 2020, between Indus Holdings, Inc. and Indus Holding Company.
10.3	Investment Agreement, dated as of April 26, 2019, among Indus Holdings, Inc., and Robert Weakley.
10.4	Debenture and Warrant Purchase Agreement, dated as of April 10, 2020, by and among Indus Holding Company, Indus Holdings, Inc. and certain purchasers listed on Schedule I thereto.
10.5	Form of April 2020 Warrant.
10.6	Warrant Indenture, dated December 21, 2020, between Indus Holdings, Inc. and Odyssey Trust Company.
10.7	Employment Agreement, entered into as of July 1, 2020, by and between Edible Management, LLC and Mark Ainsworth.
10.8	Employment Agreement, entered into as of November 10, 2020, by and between Edible Management, LLC and Brian Shure.
10.9
Asset Purchase Agreement, dated as of February 25, 2021, by and among The Hacienda Company, LLC, Brand New Concepts, LLC, LFCO, LLC, Lowell Farms LLC, LFHMP, LLC, LFLC, LLC, Indus LF LLC and Indus Holdings, Inc.

10.10	Indus Holding Company 2016 Stock Incentive Plan
10.11	Indus Holdings, Inc. 2019 Stock and Incentive Plan
21.1	Subsidiaries of Lowell Farms Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LOWELL FARMS INC. (Registrant)

Date: April 19, 2021	By:	/s/ Brian Shure
Name: Brian Shure
Title: Chief Financial Officer

Consolidated Financial Statements
As of December 31, 2020 and 2019 and for the
Years Ended December 31, 2020, 2019 and 2018

 (Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Lowell Farms Inc., formerly known as Indus Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lowell Farms Inc., formerly known as Indus Holdings, Inc. as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Description of the Matter
Allowance for Doubtful Accounts

As described in the Balance Sheet and Note 2 to the consolidated financial statements, the Company has established an allowance for doubtful accounts of $1.389 million as of December 31, 2020. Auditing management’s evaluation of allowance was challenging due to the level of subjectivity and significant judgment associated with collectability of accounts receivable.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the implementation of controls over the Company’s accounting process for allowance of doubtful accounts. Our procedures consisted of performing retrospective review of the allowance by comparing historical reserve to historical write-offs, analyzing accounts receivable aging buckets, and sending confirmations. Based on the audit procedures performed, we found the reserve levels to be reasonable.

We have served as the Company’s auditor since 2018.

Los Angeles, California

April 12, 2021

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
(in thousands)	Note	2020	2019
ASSETS
Current assets:
Cash and cash equivalents		$25,751	$1,344
Accounts Receivable—net of allowance for doubtful accounts of $1,389 and $2,595 at December 31, 2020 and 2019, respectively		4,529	6,890
Inventory	7	9,933	10,418
Prepaid expenses and other current assets	6	6,391	2,729
Total current assets		46,605	21,381
Long-term investments	11	202	397
Property and equipment, net	9	49,243	42,972
Goodwill	10	357	357
Other intangibles, net	10	736	1,153
Other assets		274	2,274

Total assets		$97,416	$68,534

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$2,137	$4,704
Accrued payroll and benefits		1,212	531
Notes payable, current portion	13	1,213	135
Lease obligation, current portion	14	2,301	2,325
Other current liabilities	8	8,860	4,356
Total current liabilities		15,723	12,051
Notes payable	13	303	371
Lease obligation	14	36,533	31,480
Convertible debentures	13	13,701	-
Other long-term liabilities		-	946
Total liabilities		66,260	44,848

STOCKHOLDERS' EQUITY
Share capital		125,540	96,160
Accumulated deficit		(94,384)	(72,474)
Total stockholders' equity		31,156	23,686

Total liabilities and stockholders' equity		$97,416	$68,534

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,
(in thousands, except per share amounts)	Note	2020	2019	2018
Net revenue		$42,618	$37,045	$17,199
Cost of goods sold		40,413	47,790	13,136
Gross profit/(loss)		2,205	(10.745)	4,063
Operating expenses
General and administrative	19	11,762	25,814	8,779
Sales and marketing		5,169	8,029	2,513
Depreciation and amortization	9,10	1,082	993	101
Total operating expenses		18,013	34,836	11,393

Loss from operations		(15,808)	(45,581)	(7,330)

Other income/(expense)
Other income/(expense)		1,486	95	(106)
Loss on termination of investment, net		(4,201)	-	-
Unrealized gain/(loss) on change in fair value of investment		168	(2,250)	-
Gain/(Loss) on foreign currency		-	159	-
Interest expense	13	(3,331)	(2,152)	(1,178)
Total other income/(expense)		(5,878	(4,148)	(1,284)

Loss before provision for income taxes		(21,686)	(49,729)	(8,614)
Provision for income taxes	16	224	205	97

Net loss		$(21,910)	$(49,934)	$(8,711)

Net loss per share - basic and diluted	17	$(0.65)	$(1.59)

Weighted average shares outstanding - basic and diluted	17	33,940	31,379

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

				Attributable to Shareholders of the Parent
		Subordinate	Super
	Class A/B	Voting	Voting	Share	Accumulated	Stockholders’
(in thousands)	Shares	Shares	Shares	Capital	Deficit	Equity
Balance—December 31, 2017	16,631	-	-	$7,772	$(12,982)	$(5,211)
Net loss	-	-	-	-	(8,711)	(8,711)
Shares issued in connection with conversion of convertible debentures	1,947	-	-	3,961	-	3,961
Issuance of shares associated with acquisitions	88	-	-	370	-	370
Issuance of Series B preferred stock, net of issuance costs	9,831	-	-	41,873	-	41,873
Issuance of warrants in exchange for services				87		87
Share-based compensation expense				270		270
Balance—December 31, 2018	28,497	-	-	$54,333	$(21,693)	$32,640
Net loss	-	-	-	-	(49,934)	(49,934)
Adoption of lease accounting standard	-	-	-	-	(847)	(847)
Issuance of subordinate voting shares in exchange for Class A/B shares, net	(28,497)	28,497	-	-	-	-
Private placement in connection with reverse takeover, net	-	3,433	-	36,762	-	36,762
Shares issued to acquiree in connection with reverse takeover	-	130	-	1,513	-	1,513
Issuance of supervoting shares	-	-	203	40	-	40
Exercise of options	-	125	-	127	-	127
Share-based compensation expense	-	659	-	3,385	-	3,385
Balance—December 31, 2019	-	32,844	203	$96,160	$(72,474)	$23,686
Net loss	-	-	-	-	(21,910)	(21,910)
Issuance of stock warrants	-	-	-	1,556	-	1,556
Shares issued in connection with convertible debenture offering	-	250	-	62	-	62
Shares issued in connection with subordinate voting share offering	-	23,000	-	25,021	-	25,021
Shares issued in connection with conversion of convertible debentures	-	375	-	75	-	75
Issuance of stock options associated with acquisitions	-	-	-	116	-	116
Issuance of shares associated with acquisitions	-	150	-	179		179
Reduction in supervoting share purchase price	-	-	-	(39)	-	(39)
Exercise of warrants	-	750	-	210	-	210
Share-based compensation expense	-	248	-	2,200	-	2,200
Balance—December 31, 2020	-	57,617	203	$125,540	$(94,384)	$31,156

See accompanying notes to consolidated financial statements.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2020	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(21,910)	$(49,934)	$(8,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,912	3,914	455
Amortization of debt issuance costs	481	-	321
Share-based compensation expense	2,200	3,385	270
Provision for doubtful accounts	1,195	2,346	175
Allowance for inventory obsolescence	-	700	-
Loss on termination of investment	4,359	-	-
Loss on sale of assets	-	446	-
Warrants issued in exchange for services	-	-	87
Unrealized (gain) loss on change in fair value of investments	(548)	1,713	-
Changes in operating assets and liabilities:
Accounts receivable	966	(6,230)	(1,693)
Inventory	485	1,580	(8,127)
Prepaid expenses and other current assets	(1,043)	(463)	(1,568)
Other assets	18	(2,000)	(7)
Accounts payable and accrued expenses	2,222	5,207	(651)
Other long-term liabilities	(90)	13	1,217
Net cash used in operating activities	(7,752)	(39,323)	(18,232)
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from asset sales	743	1,455	-
Net cash received from disposition of business interest	500	-	-
Purchases of property and equipment	(6,850)	(9,991)	(2,628)
Investment in corporate interests	-	(1,525)	(148)
Net cash used in investing activities	(5,607)	(10,061)	(2,776)
CASH FLOW FROM FINANCING ACTIVITIES
Principal payments on lease obligations	(2,951)	(1,155)	(40)
Payments on notes payable	(4,267)	(106)	(850)
Proceeds from notes payable	3,800	76	500
Proceeds from lease financing	671	-	-
Proceeds from convertible debentures, net of financing costs	15,281	-	-
Proceeds from subordinate voting share offering	26,930	-	-
Fees on subordinate voting share offering	(1,909)	-	-
Proceeds from share offering	-	-	29,479
Proceeds from brokered private placement	-	40,195	-
Fees on public brokered private placement	-	(1,919)	-
Proceeds from exercise of options	-	127	-
Proceeds from exercise of warrants	210	-	-
Issuance of subordinate voting shares	-	3,200	-
Net cash provided by financing activities	37,765	40,418	29,089

Change in cash and cash equivalents and restricted cash	24,407	(8,966)	8,081
Cash and cash equivalents—beginning of year	1,344	10,310	2,229
Cash, cash equivalents and restricted cash—end of period	$25,751	$1,344	$10,310

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$3,332	$2,147	$114
Cash paid during the period for income taxes	$262	$105	$33

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES
Purchase of property and equipment not yet paid for	$362	$-	$-
Property and equipment acquired via capital lease	$7,416	$-	$207
Shares Issued in exchange for asset investment	$179	$-	$350
Issuance of warrants	$1,620	$2,291	$-
Shares issued to acquiree in connection with reverse takeover	$-	$1,513	$-
Issuance of supervoting shares	$(39)	$40	$-
Acquisition of private entities	$-	$1,028	$571
Shares issued in connection with convertible debenture conversion	$75	$-	$-
Shares issued in connection with debt and accured interest conversion	$-	$-	$13,006
Stock options issued associated with an acquisition	$116	$-	$-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

All amounts in these Notes are expressed in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

1. NATURE OF OPERATIONS

On November 13, 2018, Indus Holding Company (a wholly owned subsidiary of Indus Holdings, Inc.) and Mezzotin Minerals Inc. (“Mezzotin”) entered into a combination agreement whereby the parties agreed to combine their respective businesses, which would result in the reverse takeover of Mezzotin by the security holders of Indus. Mezzotin Minerals was originally incorporated under the Business Corporations Act (Ontario) on October 27, 2005 as Zoolander Corporation. On September 10, 2013, Zoolander changed its name to Mezzotin Minerals Inc. On April 26, 2019, the reverse takeover transaction concluded. In connection with the agreement, Mezzotin changed its name from Mezzotin Minerals Inc. to Indus Holdings, Inc. (the “Company”, “Pubco”, or “Indus”). Effective at the close of markets on April 29, 2019, the common shares of the Company (“Existing Mezzotin Shares”) were delisted from the NEX board of the TSX Venture Exchange, and the subordinate voting shares of the Company commenced trading on the Canadian Stock Exchange effective at market open on April 30, 2019, under the new symbol “INDS”.

Indus Holding Company (“IHC”), a Delaware corporation, was formed in 2014. Indus Holdings, Inc. became the indirect parent of IHC in connection with the reverse takeover transaction.

Indus Holdings, Inc., through its licensed subsidiaries, is a vertically integrated cannabis company that owns, manages and operates cultivation, extraction, distribution and manufacturing facilities in California.

The Company’s corporate office and principal place of business is located at 19 Quail Run Circle, Salinas, California.

2.  SIGNIFICANT ACCOUNTING POLICIES

Estimates

The World Health Organization categorized the Coronavirus disease 2019 (COVID-19) as a pandemic. The COVID-19 pandemic has caused a severe global health crisis, along with economic and societal disruptions and uncertainties, which have negatively impacted business and healthcare activity globally. As a result of healthcare systems responding to the demands of managing the pandemic, governments around the world imposing measures designed to reduce the transmission of the COVID-19 virus, and individuals responding to the concerns of contracting the COVID-19 virus, many optical practitioners & retailers, hospitals, medical offices and fertility clinics closed their facilities, restricted access, or delayed or canceled patient visits, exams and elective medical procedures, and many customers that have reopened are experiencing reduced patient visits. This has had, and we believe will continue to have, an adverse effect on our sales, operating results and cash flows.

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates particularly as it relates to estimates reliant on forecasts and other assumptions reasonably available to the Company and the uncertain future impacts of the COVID-19 pandemic and related economic disruptions. The extent to which the COVID-19 pandemic and related economic disruptions impact our business and financial results will depend on future developments including, but not limited to, the continued spread, duration and severity of the COVID-19 pandemic; the occurrence, spread, duration and severity of any subsequent wave or waves of outbreaks; the actions taken by the U.S. and foreign governments to contain the COVID-19 pandemic, address its impact or respond to the reduction in global and local economic activity; the occurrence, duration and severity of a global, regional or national recession, depression or other sustained adverse market event; the impact of the developments described above on our customers and suppliers; and how quickly and to what extent normal economic and operating conditions can resume. The accounting matters assessed included, but were not limited to:

●
allowance for doubtful accounts and credit losses

●
carrying value of inventory

●
the carrying value of goodwill and other long-lived assets.

There was not a material impact to the above estimates in the Company’s Consolidated Financial Statements for fiscal 2020. The Company continually monitors and evaluates the estimates used as additional information becomes available. Adjustments will be made to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. The Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material changes to the estimates and material impacts to the Company’s Consolidated Financial Statements in future reporting periods.

Basis of Preparation

Management's significant accounting policies include estimates and judgments which are an integral part of financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP). We believe that the accounting policies described in this section address the more significant policies utilized by management when preparing our consolidated financial statements in accordance with GAAP. We believe that the accounting policies and estimates employed are appropriate and resulting balances are reasonable; however, actual results could differ from the original estimates, requiring adjustment to these balances in future periods. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most important to aid in fully understanding and evaluating our reported financial results are:

Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for biological assets and certain financial instruments, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets.

Functional Currency

The Company and its subsidiaries’ functional currency, as determined by management, is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

Financial and other metrics, such as shares outstanding, are presented in thousands unless otherwise noted.

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These consolidated financial statements include the accounts of the Company and its subsidiaries:

●
Indus Holding Company, a Delaware corporation, wholly owned by Indus Holdings, Inc.

●
Cypress Holding Company, a Delaware limited liability company, wholly owned by Indus Holding Company

●
Cypress Manufacturing Company, a California corporation, wholly owned by Indus Holding Company

●
Indus Nevada LLC, a Nevada limited liability corporation, wholly owned by Indus Holding Company

●
Wellness Innovation Group Incorporated, a California corporation, wholly owned by Indus Holding Company

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with subsidiaries, are eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash deposits in financial institutions, and other deposits that are readily convertible into cash. The Company considers all short-term, highly liquid investments purchased with maturities of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

Accounts Receivable

Accounts receivables are classified as loans and receivable financial assets. Accounts receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. When an accounts receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of operations.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written-down to net realizable value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Category	Useful Life
Leasehold improvements	The lesser of the estimated useful life or length of the lease
Office equipment	3–5 years
Furniture and fixtures	3–7 years
Vehicles	4–5 years
Machinery and equipment	3–6 years
Buildings	35 years
Construction in progress	Not depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the consolidated statements of operations in the year the asset is derecognized.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill that has an indefinite useful life is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Any goodwill impairment loss is recognized in the consolidated statements of operations in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

Branding rights are measured at fair value at the time of acquisition and are amortized on a straight-line basis over a period of 15 years. In addition, the Company has certain brand and tradenames with indefinite lives, which are evaluated for impairment on an annual basis.

Impairment of Long-lived Assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Leased Assets

A lease of property and equipment is classified as a capital lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. Lease right-of-use assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make payments arising from the lease agreement. These assets and liabilities are recognized at the commencement of the lease based upon the present value of the future minimum lease payments over the lease term. The lease term reflects the noncancelable period of the lease together with periods covered by an option to extend or terminate the lease when management is reasonably certain that it will exercise such option. Changes in the lease term assumption could impact the right-of-use assets and lease liabilities recognized on the balance sheet. As our leases typically do not contain a readily determinable implicit rate, we determine the present value of the lease liability using our incremental borrowing rate at the lease commencement date based on the lease term on a collateralized basis.

Income Taxes

The Company is a United States C corporation for income tax purposes. Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Branded Products

For the Company’s branded products, revenue is recognized when it satisfies a performance obligation by transferring a promised cannabis good to a customer. A contract, whether a verbal or written sales order, is established with customers prior to order fulfillment with agreement upon unit prices, delivery dates, and payment terms. The transaction price is based on market pricing while considering the value of the Company’s brand and quality. Transaction price is allocated to each product sold based upon the negotiated unit sales price associated with each product line scheduled for delivery within the order. Performance obligation satisfaction occurs upon delivery to customer premises. These types of revenues accounted for under ASC Topic 606, generally, do not require significant estimates or judgments based on the nature of the Company’s revenue stream. The sales prices, including discounts, are fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable consideration.

Third Party Manufactured Products

The Company has certain licenses to manufacture and distribute third party products to retail dispensaries and deliveries in return for paying royalty payments to the third parties. The Company is a principal in the arrangement, it assumes primary responsibility for fulfilling the customer promise to retail dispensaries and deliveries, and it holds the inventory risk. Revenue is recognized when it satisfies a performance obligation by transferring a promised cannabis good to a retail dispensary or retail delivery. A contract, whether a verbal or written sales order, is established with customers prior to order fulfillment with agreement upon unit prices, delivery dates, and payment terms. The transaction price is based on market pricing while considering the value of the Company’s brand and quality. Transaction price is allocated to each product sold based upon the negotiated unit sales price associated with each product line scheduled for delivery within the order. Performance obligation satisfaction occurs upon delivery to customer premises. These types of revenues accounted for under ASC Topic 606, generally, do not require significant estimates or judgments based on the nature of the Company’s revenue stream. The sales prices, including discounts, are fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable consideration.

Distribution

The Company distributes certain third party brands and bulk flower. The Company is a principal in the arrangement, it assumes primary responsibility for fulfilling the customer promise to retail dispensaries and deliveries and other wholesale customers, and it holds the inventory risk. Revenue is recognized when it satisfies a performance obligation by transferring a promised cannabis good to a customer. A contract, whether a verbal or written sales order, is established with customers prior to order fulfillment with agreement upon unit prices, delivery dates, and payment terms. The transaction price is based on market pricing while considering the value of the Company’s brand and quality. Transaction price is allocated to each product sold based upon the negotiated unit sales price associated with each product line scheduled for delivery within the order. Performance obligation satisfaction occurs upon delivery to customer premises. These types of revenues accounted for under ASC Topic 606, generally, do not require significant estimates or judgments based on the nature of the Company’s revenue stream. The sales prices, including discounts, are fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable consideration.

Research and Development

Research costs are expensed as incurred. For the years ended December 31, 2020 and December 31, 2019, research costs are immaterial.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete the development to use or sell the asset. To date, no development costs have been capitalized.

Share-Based Compensation

The Company has a share-based compensation plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest.

For shares granted to non-employees, the compensation expense is measured at the fair value of the goods and services received, except where the fair value cannot be estimated, in which case, it is measured at the fair value of the equity instruments granted. The fair value of share-based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Significant Accounting, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

●
Estimated Useful Lives and Depreciation of Property and Equipment– Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

●
Estimated Useful Lives and Amortization of Intangible Assets– Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any.

●
Fair Value of Investments in Private Entities – The Company uses discounted cash flow model to determine fair value of its investment in private entities. In estimating fair value, management is required to make certain assumptions and estimates such as discount rate, long term growth rate, estimated free cash flows.

●
Share-Based Compensation– The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options and warrants granted. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

●
Deferred Tax Asset and Valuation Allowance– Deferred tax assets, including those arising from tax loss carry-forwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

3. CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

The following accounting pronouncements were recently adopted:

In May 2020, the SEC adopted the final rule under SEC release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, amending Rule 1-02(w)(2) which includes amendments to certain of its rules and forms related to the disclosure of financial information regarding acquired or disposed businesses. Among other changes, the amendments impact SEC rules relating to (1) the definition of “significant” subsidiaries, (2) requirements to provide financial statements for “significant” acquisitions, and (3) revisions to the formulation and usage of pro forma financial information. The final rule becomes effective on January 1, 2021; however, voluntary early adoption is permitted. The Company early adopted the provisions of the final rule in 2020. The guidance did not have a material impact on the Company’s consolidated financial statements and disclosures.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use (ROU) asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases Topic 842 Target improvements, which provides an additional (and optional) transition method whereby the new lease standard is applied at the adoption date and recognized as an adjustment to retained earnings. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842) Codification Improvements, which further clarifies the determination of fair value of the underlying asset by lessors that are not manufacturers or dealers and modifies transition disclosure requirements for changes in accounting principles and other technical updates. The Company adopted the standard effective January 1, 2019 using the modified retrospective adoption method which allowed it to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with the adoption of the new lease pronouncement, the Company recorded a charge to accumulated deficit of $847.

Effects of Adoption

The Company has elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Company additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of its leases and (2) not recognize on its balance sheet leases with terms less than twelve months.

The Company determines if an arrangement is a lease at inception. The Company leases certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2019 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2019 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. The Company generally concluded that it is not reasonably certain to exercise these options due primarily to the length of the original lease term and its assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Current finance lease obligations consist primarily of cultivation, manufacturing and distribution facility leases.

Refer to the Summary of Effects of Lease Accounting Standard Update Adopted in First Quarter of 2019 below for further details.

Leases accounted for under the new standard have initial remaining lease terms of one to seven years. Certain of our lease agreements include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Summary of Effects of Lease Accounting Standard Update Adopted in First Quarter of 2019

The cumulative effects of the changes made to our consolidated balance sheet as of the beginning of the first quarter of 2019 as a result of the adoption of the accounting standard update on leases were as follows:

		Effects of adoption of lease accounting
		standard update related to:
(in thousands, $US)	As filed December 31, 2018	Operating Leases	Total Effects of Adoption	With effect of least accounting standard update January 1, 2019
Assets
Property and equipment, net	$4,063	$23,594	$23,594	$27,656

Liabilities
Current portion of long-term debt	147	1,492	1,492	1,639
Long-term debt, net	389	22,948	22,948	23,337

Equity
Accumulated Deficit	(20,201)	(847)	(847)	(21,047)

Total	$23,728	$-	$-	$23,728

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” and subsequent amendments to the initial guidance: ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, ASU 2019-05 “Financial Instruments-Credit Losses”, ASU 2019-11 “Codification Improvements to Topic 326, Financial Instruments - Credit Losses” (collectively, Topic 326),ASU 2020-02 Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842) and ASU 2020-03 Codification Improvements to Financial Instruments. Topic 326 requires measurement and recognition of expected credit losses for financial assets held. This guidance is effective for the year ended December 31, 2020. The Company believes that the most notable impact of this ASU will relate to its processes around the assessment of the adequacy of its allowance for doubtful accounts on trade accounts receivable and the recognition of credit losses. We continue to monitor the economic implications of the COVID-19 pandemic, however based on current market conditions, the adoption of the ASU did not have a material impact on the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), Clarifying the Interaction between Topic 808 and Topic 606. This guidance amended Topic 808 and Topic 606 to clarify that transactions in a collaborative arrangement should be accounted for under Topic 606 when the counterparty is a customer for a distinct good or service (i.e., unit of account). The amendments preclude an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. This guidance is effective for the year ended December 31, 2020. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

The following accounting pronouncements issued have not yet been adopted:

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. We are currently evaluating the impact of ASU 2019-12 on our Consolidated Financial Statements, which is effective for the Company in our fiscal year and interim periods beginning on January 1, 2021.

In January 2020, the FASB issued ASU 2020-01 Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. We are currently evaluating the impact of ASU 2020-01 on our Consolidated Financial Statements, which is effective for the Company in our fiscal year and interim periods beginning on January 1, 2021.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). This update amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity and improves and amends the related EPS guidance for both Subtopics. This standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2021, which means it will be effective for our fiscal year beginning January 1, 2022. Early adoption is permitted. We are currently evaluating the impact of ASU 2020-06 on our Consolidated Financial Statements.

No other recently issued accounting pronouncements had or are expected to have a material impact on our Consolidated Financial Statements.

4. REVERSE TAKEOVER AND PRIVATE PLACEMENT

Reverse Takeover

As discussed in Note 1, on November 13, 2018, Indus Holding Company (“IHC”), a wholly owned subsidiary of Indus Holdings, Inc., and Mezzotin Minerals Inc. (“Mezzotin”) entered into a combination agreement whereby the parties agreed to combine their respective businesses, which would result in the reverse takeover of Mezzotin by the security holders of Indus. On March 29, 2019, IHC and Mezzotin signed the Definitive Agreement subject to regulatory approval and on April 26, 2019 concluded the transaction. In connection with the agreement, Mezzotin changed its name from Mezzotin Minerals Inc. to Indus Holdings, Inc. Effective at the close of markets on April 29, 2019, the common shares of the Company (“Existing Mezzotin Shares”) were delisted from the NEX board of the TSX Venture Exchange, and the subordinate voting shares of the Company (“Subordinate Voting Shares”) commenced trading on the Canadian Securities Exchange effective at market open on April 30, 2019, under the new symbol “INDS”.

Pursuant to the Transaction, the Existing Mezzotin Shares were redesignated as a new class of Subordinate Voting Shares on the basis of one Subordinate Voting Shares for every 485.3 Existing Mezzotin Shares. In addition, Indus created a new class of voting common shares and a new class of non-voting redeemable common shares (“Convertible Shares”) and the outstanding shares of Indus (“Indus Shares”) were reclassified as Convertible Shares at a rate of one (1) Convertible Share for every one (1) Indus Share held. The Company also amended its articles in connection with the Transaction to (i) continue from the Province of Ontario to the Province of British Columbia; and (ii) change its name from Mezzotin Minerals Inc. to Indus Holdings, Inc.

The transaction has been accounted for in accordance with ASC 805 as an asset acquisition. In consideration for the acquisition of Mezzotin, Indus is deemed to have issued 130 shares of Indus subordinate voting shares representing $1,513 total value based on the concurrent financing subscription price of CAD$15.65 (US$11.60). The excess of the purchase price over net assets acquired was charged to the consolidated statements of operations as RTO expense. Mezzotin equity was eliminated.

There were no identifiable assets of Mezzotin on the date of acquisition. The acquisition costs have been allocated as follows:

(in thousands)
CONSIDERATION
Fair value of subordinate voting shares issued	$1,513
Transaction costs	191
Total consideration	$1,704

ASSETS ACQUIRED
Total identifiable net assets acquired	-
Listing expenses	1,704
Total purchase price	$1,704

Under the Transaction: (i) non-U.S. shareholders of Indus (and such U.S. shareholders of Indus as elected to participate) then contributed their Convertible Shares to the Company in exchange for Subordinate Voting Shares at a rate of one (1) Subordinate Voting Share for every one (1) Convertible Share contributed, and on a going-forward basis, U.S. shareholders of Indus may from time to time elect to redeem their Convertible Shares in exchange for Subordinate Voting Shares at the same rate (or under certain circumstances for the cash value of such shares as provided in the share terms for the Convertible Shares); (ii) a designated founder of Indus subscribed for non-participating, super-voting shares of the Company carrying voting rights that, in the aggregate, represent approximately 85% of the voting rights of the Company upon completion of the Transaction on a fully diluted basis; (iii) all warrants of Indus (including compensation options issued to financial advisors) remained outstanding and will now entitle the holders thereof to acquire Convertible Shares on the same terms and conditions and on an economically equivalent basis; and (iv) all stock options of Indus outstanding under Indus’ existing equity incentive plan were assumed by the Company and will now entitle the holders thereof to acquire Subordinate Voting Shares on the same terms and conditions and on an economically equivalent basis in lieu of securities of Indus.

Private Placement

In connection with the Transaction, Indus completed a private placement offering (the “Private Placement”) through a special purpose finance company (“FinanceCo”) on April 2, 2019, pursuant to which FinanceCo issued an aggregate of 3,436 subscription receipts (“Subscription Receipts”) at a price of CDN$15.65 per Subscription Receipt to raise aggregate gross proceeds of approximately US$40 million. The gross proceeds of the Private Placement, less certain associated expenses, were deposited into escrow (the “Escrowed Proceeds”) pending satisfaction of certain specified release conditions (the “Escrow Release Conditions”), all of which were satisfied immediately prior to the completion of the Transaction. As a result, the Escrowed Proceeds were released to FinanceCo prior to the closing of the Transaction, and each Subscription Receipt was automatically converted, for no additional consideration, into one common share of FinanceCo. Following satisfaction of the Escrow Release Conditions, in connection with the Transaction, the Company acquired all of the issued and outstanding FinanceCo shares pursuant to a three-cornered amalgamation, and the former holders thereof (including the former holders of FinanceCo Shares acquired upon conversion of the Subscription Receipts) each received one Subordinate Voting Share in exchange for each FinanceCo share held.

Also in connection with the Private Placement, FinanceCo issued an aggregate of 198 broker warrants to the agents under the offering as partial consideration for their services in connection with the Private Placement, each of which was exercisable to acquire one FinanceCo share at an exercise price of CDN$15.65 for a period of two (2) years from the satisfaction of the Escrow Release Conditions. Upon completion of the amalgamation, the Broker Warrants were exchanged for compensation options of the Company which are exercisable to acquire Subordinate Voting Shares in lieu of FinanceCo Shares, otherwise upon the same terms and conditions.

5. ACQUISITIONS

Completed Acquisitions

During 2019, the Company completed the following acquisitions, and allocated the purchase price as follows:

		(2)
	(1)	The Humble
(in thousands)	Kaizen Inc.	Flower Co.	Total
CONSIDERATION
Contingent Payment	$50	$44	$94
Note Payable	200	65	265
Fair value of subordinate voting shares	62	55	117
Total consideration	$312	$164	$476

PURCHASE PRICE ALLOCATION
Assets Acquired
Inventories	$-	$6	$6
Intangible assets - brands and trademarks	104	80	184
Intangible assets - technology and know-how	208	78	286
Liabilities assumed
Notes payable	-	-	-
Total identifiable net assets	312	164	476

Noncontrolling interest	-	-	-

Fair value of net assets acquired	$312	$164	$476

These acquisitions qualified as a business combination under ASC 805 and the consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. No goodwill was recognized. The purchases have been accounted for by the acquisition method, with the results included in the Company’s net earnings from the date of acquisition.

The fair value of the assets acquired and the liabilities assumed were finalized in the quarter ended June 30, 2020.

The Company also incurred $47 in transactional costs related to the above acquisitions which were recorded in general and administrative expenses in the Consolidated Statements of Operations.

● Kaizen Inc.

On May 1, 2019, the Company acquired all of the assets, global rights and business interests of Kaizen Inc. for a purchase price of $556 that will be paid as and if financial performance targets are met during the period beginning on May 1, 2019 and ending on April 30, 2023. Kaizen is a premium brand offering a full spectrum of cannabis concentrates. Effective July 15, 2020 the asset purchase agreement was modified, eliminating payments associated with meeting financial performance targets in exchange for the issuance of 225 thousand options to purchase Subordinate Voting Shares and a note payable of $200, with payments over two years. Had the modifications been reflected as of the date of acquisition, net assets would have decreased $223 at December 31, 2019 and net loss in 2019 would have been reduced by $21.

● The Humble Flower Co.

On April 18, 2019, the Company acquired all of the assets, global rights and business interests associated with the brand Humble Flower Co. for a purchase price of $472 that will be paid as and if financial performance targets are met during the period beginning on April 19, 2019 and ending on April 18, 2023. The acquisition marks the Company’s expansion into cannabis-infused topical creams, balms, and oils. Effective June 1, 2020 the asset purchase agreement was modified, eliminating payments associated with meeting financial performance targets in exchange for the issuance of 225 thousand options to purchase Subordinate Voting Shares and a note payable of $65, with payments commencing on January 1, 2021 for 24 months. Had the modifications been reflected as of the date of acquisition, net assets would have decreased $308 at December 31, 2019 and net loss in 2019 would have been reduced by $34.

● Shredibles LLC

On June 12, 2019, the Company completed the acquisition of 70% of the outstanding capital stock of Shredibles LLC (“Shredibles”), a manufacturer of CBD infused health products, from its shareholders. In February 2020, the Company determined that Shredibles was not a strategic fit for the Company and reached an agreement with the Shredibles co-founders to nullify the investment. The termination has been reflected as being effective as of December 31, 2019 in the consolidated financial statements. The operations of Shredibles, and the termination of the agreement, did not have a material impact on the results of operations of the Company in 2019.

Terminated Acquisition

On May 14, 2019, the Company entered into a definitive agreement to acquire the assets of W The Brand (“W Vapes”), a manufacturer and distributor in Nevada and Oregon of cannabis concentrates, cartridges and disposable pens, in a cash and stock transaction. Under the terms of the agreement, the purchase consideration to W Vapes shareholders consisted of $10 million in cash and $10 million in Subordinate Voting Shares (based on a deemed value of CDN$15.65 per share). In November 2019, the definitive agreement was amended whereby the Company advanced $2 million in non-recourse funds to the seller in exchange for release of $10 million of cash held in escrow related to the acquisition and in December 2019, the Company purchased the Las Vegas, Nevada facility for $4.1 million.

On July 17, 2020, the Company announced the termination of the definitive agreement with W Vapes and is no longer obligated to acquire the assets of W Vapes. The termination of the agreement coincided with an asset acquisition announcement between W Vapes and Planet 13 Holdings Inc. (“Planet 13”). Additionally, the Company sold the Las Vegas facility to certain affiliates of Planet 13 for a cash payment of approximately $500, and an additional cash payment of approximately $2.8 million upon regulatory approval of the W Vapes and Planet 13 transaction which was received in January 2021, and in the third quarter the Company finalized a note payable of $843 to the owners of W Vapes, payable coinciding with the receipt of the $2.8 million payment from the facility sale, which was paid in January 2021. As a result, the Company has reflected a $4.4 million loss in loss on termination of investments, net on its consolidated statement of operations.

The Company incurred $251 in transactional costs related to the above acquisition for the year ended December 31, 2019, which were recorded in general and administrative expenses in the Consolidated Statements of Operations.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets were comprised of the following items:

	December 31,
(in thousands)	2020	2019
Deposits	$572	$542
Insurance	593	854
Supplier advances	504	742
Nevada building sale proceeds	2,800	-
Other	1,922	591
Total Prepaid Expenses and Other Current Assets	$6,391	$2,729

7. INVENTORY

Inventory was comprised of the following items:

	December 31,
(in thousands)	2020	2019
Raw materials	$7,950	$7,645
Work in process	-	34
Finished goods	1,983	2,739
Total Inventory	$9,933	$10,418

8. OTHER CURRENT LIABILITIES

Other current liabilities were comprised of the following items:
	December 31,
(in thousands)	2020	2019
Excise and cannabis tax	$5,780	$2,903
Third party brand distribution accrual	584	80
Insurance and professional accrual	746	576
Other	1,750	797
Total Accrued Liabilities	$8,860	$4,356

9. PROPERTY AND EQUIPMENT

A reconciliation of the beginning and ending balances of property and equipment and accumulated depreciation during the years ended December 31, 2020 and 2019 is as follows:

	Land and	Leasehold	Furniture			Construction	Right of
(in thousands)	Buildings	Improvements	and Fixtures	Equipment	Vehicles	in Process	Use Assets	Total
Costs
Balance—December 31, 2018	$-	$1,509	$49	$2,062	$516	$895	$-	$5,031
Additions	4,098	2,766	-	1,192	297	1,638	10,520	20,511
IFRS 16 Adoption	-	-	-	-	-	-	23,594	23,594
Business Acquisitions	-	-	-	25	-	-	-	25
Disposals	-	-	-	(2,179)	-	-	-	(2,179)
Balance—December 31, 2019	$4,098	$4,275	$49	$1,100	$813	$2,533	$34,114	$46,982
Additions	8	1,937	1	154	41	4,604	106	6,851
Lease Option Reassessment	-	-	-	-	-	-	7,310	7,310
Disposals/Transfers	(4,106)	4,587	-	22	-	(4,609)	-	(4,106)
Balance—December 31, 2020	$-	$10,799	$50	$1,276	$854	$2,528	$41,530	$57,037

Accumulated Depreciation
Balance—December 31, 2018	$-	$(260)	$(44)	$(570)	$(95)	$-	$-	$(969)
Depreciation	(8)	(186)	(3)	(478)	(155)	-	(3,025)	$(3,854)
Disposals	-	24	-	786	2	-	-	$812
Balance—December 31, 2019	$(8)	$(422)	$(46)	$(261)	$(249)	$-	$(3,025)	$(4,011)
Depreciation	(57)	(212)	(1)	(166)	(162)	-	(3,250)	(3,848)
Disposals	65	-	-	-	-	-	-	65
Balance—December 31, 2020	$-	$(634)	$(47)	$(427)	$(411)	$-	$(6,275)	$(7,794)

Net Book Value
December 31, 2018	$-	$1,249	$5	$1,492	$421	$895	$-	$4,063
December 31, 2019	$4,090	$3,853	$3	$839	$565	$2,533	$31,089	$42,972
Balance—December 31, 2020	$-	$10,165	$3	$849	$443	$2,528	$35,255	$49,243

Construction in progress represent assets under construction related to cultivation, manufacturing, and distribution facilities not yet completed or otherwise not placed in service.

Depreciation expense of $3,848, $3,854 and $312 were recorded for the years ended December 31, 2020, 2019 and 2018, respectively, of which $2,830, $2,921 and $211, respectively, were included in cost of goods sold.

10. GOODWILL AND INTANGIBLE ASSETS

Goodwill

A reconciliation of the beginning and ending balances of goodwill during the year ended December 31, 2020 is as follows:

(in thousands)
Costs
Balance—December 31, 2019	$357
Additions	-
Business Acquisitions	-
Impairment	-
Balance—December 31, 2020	$357

The Company evaluates goodwill for impairment annually during the fiscal third quarter and when an event occurs, or circumstances change such that it is reasonably possible that impairment may exist. The Company accounts for goodwill and evaluates its goodwill balances and tests them for impairment in accordance with related accounting standards. The Company performed its annual impairment assessment in its third quarter of fiscal 2020, and its analysis indicated that the Company had no impairment of goodwill.

Other Intangible Assets

A reconciliation of the beginning and ending balances of intangible assets and accumulated amortization during the year ended December 31, 2020 is as follows:

	Definite Life Intangibles				Indefinite Life Intangibles
	Branding	Customer	Technology/	Other	Brands &
(in thousands)	Rights	Relationships	KnowHow	Intangibles	Tradenames	Total
Costs
Balance—December 31, 2019	$250	$40	$421	$40	$522	$1,273
Business acquisition	-	-	-	-	179	179
Purchase price adjustment	-	(40)	(213)	(40)	(293)	(586)
Balance—December 31, 2020	$250	$-	$208	$-	$408	$866

Accumulated Amortization
Balance—December 31, 2019	$(76)	$(8)	$(28)	$(8)	$-	$(120)
Purchase price adjustment	-	12	30	12	-	54
Amortization	(17)	(4)	(39)	(4)	-	(64)
Balance—December 31, 2020	$(93)	$-	$(37)	$-	$-	$(130)

Net Book Value
December 31, 2019	$174	$32	$393	$32	$522	$1,153
December 31, 2020	$157	$-	$171	$-	$408	$736

Intangible assets with finite lives are amortized over their estimated useful lives. Amortization periods of assets with finite lives are based on management's estimates at the date of acquisition. The Company recorded amortization expense of $64, $71 and $17 for the years ended December 31, 2020, 2019 and 2018, respectively. As described in Note 4, during the quarter ended June 30, 2020, the Company modified certain purchase agreements resulting in adjustments to certain intangible assets.

The Company estimates that amortization expense for our existing other intangible assets will be approximately $40 annually for each of the next five fiscal years. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors or changes.

11. INVESTMENTS

The Company from time to time acquires interest in various corporate entities for investment purposes.

In March 2019, the Company entered into a strategic partnership with Orchid Ventures (“Orchid”). Under the terms of the partnership, Indus secured the exclusive sales and distribution rights to Orchid’s line of Orchid Essentials vape devices in California. In addition, Indus acquired an interest in Orchid for $1,500 during Orchid’s RTO financing round. The Company’s investment in Orchid is accounted for in accordance with ASC 321 and classified as Level 1 in the fair value hierarchy. The Company adjusted its carrying value based on the share price at the balance sheet date, recognizing an unrecognized gain of $73 in its Statements of Operations for the year ended December 31, 2020.

In October 2018, the Company contributed 77,689 shares of Series B preferred shares at a value of $350, to a joint venture arrangement with Dametra LLC, in which each partner has 50% ownership. Under the arrangement Indus is the exclusive manufacturer and distributor of Canna Stripe branded products in the state of California. The investment was accounted for in accordance with ASC 323. In 2019, due to the highly competitive gummy product market, the Company determined that the carrying value of the investment was nominal and a ($350) loss was recognized. In November 2020, the Company acquired the Dametra LLC 50% ownership through the issuance of 150 thousand subordinate voting shares with a market value of $170.

In the fourth quarter of 2018, the Company acquired an interest for $148 in a long-standing business partner who creates and markets cannabis brands. The business partner was acquired by Green Thumb Industries in February 2019. The Company’s investment in Green Thumb Industries is accounted for in accordance with ASC 321. The Company sold approximately 66% and the remaining 34% of its interests in 2019 and 2020, respectively, recognizing a realized gain of $476 and $656 in 2019 and 2020, respectively.

The Company issued 325 shares of common stock valued at $650 in exchange for shares in Haight & Ashbury Corp, a technology company developing an e-commerce platform. Due to the lack of extensive roll out of the e-commerce platform with brands and dispensaries within California and in other states, the Company determined that the carrying value of the investment was nominal. As such, a ($650) loss was recognized in 2019.

12. SHAREHOLDERS’ EQUITY

Shares Outstanding

The table below details the change in Company shares outstanding by class during the year ended December 31, 2020:

	Subordinate	Super
(in thousands)	Voting Shares	Voting Shares
Balance—December 31, 2019	32,844	203
Shares issued in connection with convertible debenture offering	250	-
Shares issued in connection with subordinate voting share offering	23,000	-
Shares issued in connection with exercise of warrants	750	-
Shares issued in connection with conversion of convertible debentures	375	-
Shares issued in connection with asset purchase	150	-
Issuance of vested restricted stock units	248	-
Balance—December 31, 2020	57,617	203

In December 2020, the Company complete a CAD$34.5 million share offering resulting in the issuance of 11.5 million subordinate voting shares priced at CAD$1.50 per share. The offering resulting in approximately $25 million in proceeds, net of offering expenses. The use of proceeds were for the development of a cultivation and production facility and working capital and other corporate purposes.

As discussed in Note 4, in consideration for the acquisition of Mezzotin in connection with the reverse takeover, Indus issued 130 shares of Indus subordinate voting shares representing $1,513 total value based on the concurrent financing subscription price of CAD$15.65 (US$11.60). The excess of the purchase price over net assets acquired was charged to the consolidated statements of operations as RTO expense in general and administrative expenses.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

(in thousands)
Balance—December 31, 2019	2,769
Warrants issued in conjunction with convertible debenture offering	80,379
Warrants issued in conjunction with equity offering(1)	11,500
Warrants converted into subordinate voting shares	(750)
Balance—December 31, 2020	93,898
_____________
(1) Excludes 553 warrants issuable should underwriter options be exercised.

13. DEBT

Debt at December 31, 2020 and 2019 was comprised of the following:

	December 31,
(in thousands)	2020	2019
Current portion of long-term debt
Vehicle loans(1)	$170	$135
Note payable(3)	1,043	-
Total short-term debt	1,213	135

Long-term debt, net
Vehicle loans(1)	233	233
Note payable(2)	65	138
Note payable(3)	5	-
Convertible debenture(4)	13,701	-
Total long-term debt	14,004	371
Total Indebtedness	$15,217	$506
_____________
(1) Primarily fixed term loans on transportation vehicles. Weighted average interest rate at December 31, 2020 was 8.8%.
(2) Note payable in connection with Acme acquisition to be paid as and if financial performance targets are met over the earnout period.
(3) Note payable in connection with Humble Flower and Kaizen acquisitions and termination of the W Vapes acquisition. Weighted average interest rate at December 31, 2020 was 4%.
(4) Net of deferred financing costs of $2,300.

Stated maturities of debt obligations are as follows:

December 31,
(in thousands)	2020
2020	$35
2021	1,122
2022	228
2023	16,050
2024	21
2025 and thereafter	6
Total debt obligations	$17,462

On April 13, 2020, the Company entered into a $15.1 million senior secured convertible debenture and warrant purchase agreement. In late April and May 2020 an additional $1 million was funded to bring the total convertible debenture amount to $16.1 million. The convertible debentures are convertible, at a conversion price of $0.20 per share, into an aggregate of 80.4 million subordinate voting shares of the Company, and the Company issued warrants to purchase an aggregate of 80.4 million subordinate voting shares at an exercise price of $.28 per share. The financing yielded the Company approximately $11.5 million after repayment of $3.8 million in bridge financing received during the first quarter, plus accrued interest thereon, and transaction related expenses of approximately $600. The debentures bear interest at 5.5% per annum and will mature in October 2023, and the warrants expire in October 2023. During 2020, $75 of convertible debentures were converted into 375 thousand subordinate voting shares.

14. LEASES

The Company adopted IFRS 16 - Leases effective January 1, 2019 using the modified retrospective adoption method which allowed it to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with the adoption of the new lease pronouncement, the Company recorded a charge to accumulated deficit of $847.

A reconciliation of lease obligations for the year ended December 31, 2020 was comprised of the following:

(in thousands)
Lease Liability
December 31, 2019	$33,805
Additions	120
Lease reassessment	7,310
Lease principal payments	(2,401)
December 31, 2020	$38,834

Lease obligation, current portion	$2,301
Lease obligation, long-term portion	$36,533

All extension options that are reasonably certain to be exercised have been included in the measurement of lease obligations. The Company reassesses the likelihood of extension option exercise if there is a significant event or change in circumstances within its control.

The components of lease expense for the year ended December 31, 2020 were as follows:

Year Ended December 31,
(in thousands)	2020
Amortization of leased assets(1)	$3,250
Interest on lease liabilities(2)	1,866
Total	$5,116

(1) Included in cost of goods sold and general and administrative in the consolidated statement of operations.
(2) Included in interest expense in the consolidated statement of operations.

The key assumptions used in accounting for leases as of December 31, 2020 were a weighted average remaining lease term of 18.1 years and a weighted average discount rate of 6.0%.

The future lease payments with initial remaining terms in excess of one year as of December 31, 2020 were as follows:

(in thousands)	December 31, 2020
1 - 3 years	$14,138
4 - 5 Years	7,361
Greater than 5 years	17,335
Total	$38,834

15. SHARE-BASED COMPENSATION

During 2019 the Company’s Board of Directors adopted the 2019 Stock and Incentive Plan (the “Plan”), which was amended in April 2020. The Plan permits the issuance of stock options, stock appreciation rights, stock awards, share units, performance shares, performance units and other stock-based awards, and, as of December 31, 2020, 8.2 million shares have been authorized to be issued under the Plan and 1.85 million are available for future grant. The Plan provides for the grant of options as either non-statutory stock options or incentive stock options and restricted stock units to employees, officers, directors, and consultants of the Company to attract and retain persons of ability to perform services for the Company and to reward such individuals who contribute to the achievement by the Company of its economic objectives. The awards granted generally vest in 25% increments over a four-year period and option awards expire 6 years from grant date.

The Plan is administered by the Board or a committee appointed by the Board, which determines the persons to whom the awards will be granted, the type of awards to be granted, the number of awards to be granted, and the specific terms of each grant, including the vesting thereof, subject to the provisions of the Plan.

During the year ended December 31, 2020, the Company granted shares to certain employees as compensation for services. These shares were accounted for in accordance with ASC 718 – Compensation – Stock Compensation. The Company amortizes awards over the service period and until awards are fully vested.

For the years ended December 31, 2020, 2019 and 2018, share-based compensation expense recorded to the Company’ s consolidated statements of operations were:

Years Ended December 31,
(in thousands)	2020	2019	2018
Cost of goods sold	$-	$-	$-
General and administrative expense	2,200	3,385	270
Total share based compensation	$2,200	$3,385	$270

The following table summarizes the status of stock option grants and unvested awards as at and for the year ended December 31, 2020:

			Weighted-Average
	Stock	Weighted-Average	Remaining	Aggregate
(in thousands except per share amounts)	Options	Exercise Price	Contractual Life	Intrinsic Value
Outstanding—December 31, 2019	1,543	$2.53	4.3	$-

Granted	5,315	0.62
Exercised	-	-
Cancelled	(598)	1.67
Outstanding—December 31, 2020	6,260	$0.97	4.7	$3,162

Exercisable—December 31, 2020	739	$2.10	3.2	$25

Vested and expected to vest—December 31, 2020	6,260	$0.97	4.7	$3,162

The weighted-average fair value of each option granted during fiscal 2020, estimated as of the grant date, was $.25. As of December 31, 2020, there was $1,928 of total unrecognized compensation cost related to nonvested options, which is expected to be recognized over a remaining weighted-average vesting period of 4.7 years.

The following table summarizes the status of restricted stock unit grants and unvested awards as at and for the year ended December 31, 2020:

	Restricted
	Stock	Weighted-Average
(in thousands except per share amounts)	Units	Fair Value
Outstanding—December 31, 2019	230	$2.53

Granted	913	0.62
Vested	(634)	1.63
Cancelled	(59)	1.67
Outstanding—December 31, 2020	450	$0.33

As of December 31, 2020, there was $81 of total unrecognized compensation cost related to nonvested restricted stock units, which is expected to be recognized over a remaining weighted-average vesting period of 10 months.

The fair value of the restricted stock units and stock options granted was determined using the Black-Scholes option-pricing model with the following weighted average assumptions at the time of grant.

Year Ended December 31,	2020
Expected volatility	50.0%
Dividend yield	0%
Risk-free interest rate	0.95%
Expected term in years	6.0

16. INCOME TAXES

Coronavirus Aid, Relief and Economic Security Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was enacted and signed into law in response to the market volatility and instability resulting from the COVID-19 pandemic. It includes a significant number of tax provisions and lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (the 2017 Act). The changes are mainly related to: (1) the business interest expense disallowance rules for 2019 and 2020; (2) net operating loss rules; (3) charitable contribution limitations; (4) employee retention credit; and (5) the realization of corporate alternative minimum tax credits.

The Company continues to assess the impact and future implications of these provisions; however, it does not anticipate any amounts that could give rise to a material impact to the overall consolidated financial statements.

The provision for income tax expense for the years ended December 31, 2020, 2019 and 2018 consisted of the following:

Years Ended December 31,
(in thousands)	2020	2019	2018
Current
Federal	$-	$-	$-
State	224	205	97
Total Current	224	205	97

Deferred tax expense (benefit)
Federal	900	(2,406)	(601)
State	(9,127)	(7,329)	(646)
Total deferred tax benefit	(8,227)	(9,735)	(1,247)

Valuation allowance	8,227	9,735	1,247

Income tax expense	$224	$205	$97

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E, under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

In December 2017, the United States (“U.S.”) Congress passed and the President signed referred to as the 2017 Tax Act, which contains many significant changes to the U.S. tax laws, including, but not limited to, reducing the U.S. federal corporate tax rate from 35% to 21% and utilization limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017 to 80% of taxable income with an indefinite carryforward period. As the Company has a full valuation allowance against its U.S. deferred tax assets, the revaluation of net deferred tax assets resulting from the reduction in the U.S. federal corporate income tax rate did not impact the Company’s effective tax rate. Additional guidance may be issued by the U.S. Treasury Department, the Internal Revenue Service (“IRS”), or other standard-setting bodies, which may result in adjustments to the amounts recorded, including the valuation allowance. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2020 and 2019, are as follows:

Years Ended December 31,
(in thousands)	2020	2019
Deferred tax assets
Net operating loss carryforwards	$9,104	$10,836
Accruals and reserves	-	-
Depreciation	-	-
Other	-	-
Valuation allowance	(9,104)	(10,836)
Total deferred tax assets	-	-

Accruals and reserves	-	-
Share-based compensation	-	-
Total deferred tax liabilities	-	-

Net deferred tax liabilities	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred through the year ended December 31, 2020. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future growth. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance totaling $12.0 million and $9.7 million has been recorded against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

A reconciliation of the provision for income taxes attributable to income from operations and the amount computed by applying the statutory federal income tax rate of 21% to income before income taxes for the years ended December 31, 2020, 2019 and 2018 is as follows:

Years Ended December 31,
(in thousands)	2020	2019	2018
Computed expected provision (benefit) for taxes	$(4,554)	$(10,443)	$(1,809)
Increase (Decrease) in taxes resulting from:
State taxes	224	205	97
Non-deductible stock compensation	462	711	57
Non-deductible expenses under section 280e	5,099	7,965	2,605
Valuation allowance and other, net	(1,007)	1,767	(853)
Actual provision for income taxes	$224	$205	$97

As of December 31, 2020 and 2019, the Company had federal net operating loss (“NOL”) carryforwards of approximately $16.8 million and $9.2 million respectively. The Company had state NOL carryforwards of approximately $86.3 million and $50.4 million, respectively, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits. Any limitations would not impact the results of the Company’s operations and cash flows because the Company has recorded a valuation allowance against its net deferred tax assets.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed, due to the existence of NOL carryforwards. These tax filings in major U.S. jurisdictions are open to examination by tax authorities, such as the IRS from 2019 forward and by tax authorities in various US states from 2015 forward.

17. EARNINGS/(LOSS) PER SHARE

Net earnings/(loss) per share represents the net earnings/loss attributable to shareholders divided by the weighted average number of shares outstanding during the period on an as converted basis.

Years Ended December 31,
(in thousands except per share amounts)	2020	2019
Net earnings/(loss)	$(21,910)	$(49,934)

Basic
Weighted average subordinate voting shares(1)	33,940	31,379
Basic earnings (loss) per share	$(0.65)	$(1.59)

Diluted
Weighted average subordinate voting shares(1)	33,940	31,379
Effects of Potential Dilutive Shares
Options	-	-
Warrants	-	-
Restricted stock units	-	-
Diluted weighted average subordinate voting shares	33,940	31,379
Diluted earnings (loss) per share	$(0.36)	$(1.60)
_____________
(1) On an as converted basis.

As the Company is in a loss position for the years ended December 31, 2020 and 2019, the inclusion of options, warrants, convertible debentures and restricted stock units in the calculation of diluted earnings per share would be anti-dilutive, and accordingly, were excluded from the diluted loss per share calculation.

18. FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. An asset’s or liability’s level is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are valued and disclosed in one of the following three levels of the valuation hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

At December 31, 2020 and 2019, the carrying value of cash and cash equivalents, accounts receivable, prepaid expense and other current assets, accounts payable and other current liabilities approximate fair value due to the short-term nature of such instruments.

The carrying value of the Company's debt approximates fair value based on current market rates (Level 2).

Nonrecurring fair value measurements

The Company uses fair value measures when determining assets and liabilities acquired in an acquisition as described in Note 5 which are considered a Level 3 measurement.

19. COMMITMENTS AND CONTINGENCIES

Commitments

In January 2021, the company signed a letter of intent to expand its cultivation footprint. The agreement contemplates a land-lease from a developer that has prepared the property for cannabis cultivation. Indus would be responsible for constructions costs of greenhouses using cash raised in the equity offering in December 2020. The transaction is subject to final site due-diligence and negotiation of construction contracts. In the event the transaction contemplated in the letter of intent is pursued, the Company anticipates the site will be ready for operation in the first half of 2022.

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future. In 2020, the Company entered into a payment plan offered by California regulatory authorities to pay certain excise and cultivation taxes over a 12 month period. If such taxes are not paid in accordance to the agreed payment plan the Company could be subject to certain late payment penalties.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or have a material interest adverse to the Company’s interest.

Insurance Claims

In September 2020 the Company experienced a small fire at its manufacturing facility which resulted in suspending certain operations until the facility was repaired. As a result, the company filed a business interruption claim which resulted in a payment of $1.3 million from the insurance carrier in March 2021. The proceeds from the claim are reflected in other income on the consolidated statement of operations.

In August 2020 the Company experienced adverse air quality conditions that resulted in the Company closing the air vents in its greenhouse facilities at a time when extreme temperatures existed. As a result, plant health suffered due to the situation. The Company has filed a business interruption claim which is presently being reviewed by the insurance carrier. There is no certainty on the results of the carrier review of the claim, and as a result, the Company has not recorded an estimate of claim proceeds as of December 31, 2020. The Company anticipates the claims process will be completed in the quarter ended June 30, 2021.

20. GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31, 2020, 2019 and 2018, general and administrative expenses were comprised of:

Years Ended December 31,
(in thousands)	2020	2019	2018
Salaries and benefits	$5,032	$12,697	$3,452
Professional fees	1,650	2,229	640
Licensing and supplies	267	870	556
Share-based compensation	2,200	3,385	270
Administrative	2,613	4,292	3,861
Transaction and other special charges(1)	-	2,341	-
Total general and administrative expenses	$11,762	$25,814	$8,779
_______________
(1) Include charges associated with acquisitions and the Company's reverse takeover.

21. RELATED-PARTY TRANSACTIONS

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Indus receives certain administrative, operational and consulting services through a Management Services Agreement with Edibles Management, LLC (“EM”). EM is a limited liability company owned by the cofounders of Indus and was formed to provide Indus with certain administrative functions comprising: cultivation, distribution, and production operations support; general administration; corporate development; human resources; finance and accounting; marketing; sales; legal and compliance. The agreement provides for the dollar-for-dollar reimbursement of expenses incurred by EM in performance of its services. Amounts paid to EM for the years ended December 31, 2020 and 2019 were $11,385 and $15,858, respectively. The Management Services Agreement with EM was terminated as of December 31, 2020.

In April 2015, Indus entered into a services agreement with Olympic Management Group (“OMG”), for advisory and technology support services, including the access and use of software licensed to OMG to perform certain data processing and enterprise resource planning (ERP) operational services. OMG is owned by one of the Company’s co-founders. The agreement provides for the dollar-for-dollar reimbursement of expenses incurred by OMG in performance of its services. Amounts paid to OMG for the years ended December 31, 2020 and 2019 were $5 and $86, respectively.

22. SEGMENT INFORMATION

The Company's operations are comprised of a single reporting operating segment engaged in the production and sale of cannabis products in the United States. As the operations comprise a single reporting segment, amounts disclosed in the financial statements also represent a single reporting segment.

23. SUBSEQUENT EVENTS

On February 25, 2021, the Company announced the acquisition of substantially all of the assets of the Lowell Herb Co. and Lowell Smokes trademark brands, product portfolio, and production assets from The Hacienda Group. Lowell Herb Co. is a leading California cannabis brand that manufactures and distributes distinctive and highly regarded premium packaged flower, pre-roll, concentrates, and vape products. The acquisition was valued at approximately $39 million, comprised of $4.1 million in cash and the issuance of 22,643,678 subordinate voting shares. The Hacienda Group has agreed to continue to produce Lowell products for an interim period for the account of the Company pending completion of the transfer of certain regulatory assets. In connection with this acquisition, the Company intends to complete a change in its corporate name to Lowell Farms Inc.

The Company has evaluated subsequent events through April 12, 2021, the date the financial statements were available to be issued.

VALUATION AND QUALIFYING ACCOUNTS
Three Years Ended December 31, 2020

		Additions
	Balance	Charged to	(Deductions)	Balance
	Beginning	Costs and	Recoveries/	End of
(in thousands)	of Year	Expenses	Other(1)	Year
Allowance for doubtful accounts:
Year Ended December 31, 2020	$2,595	$1,195	$(2,401)	$1,389
Year Ended December 31, 2019	$250	$2,346	$(1)	$2,595
Year Ended December 31, 2018	$165	$175	$(90)	$250

(1) Consists of recoveries, less deductions representing receivables written off as uncollectible.